

RECEIVED
OCT 09 2013


13003424

ROYAL GOLD, INC

2013 ANNUAL REPORT

EMBEDDED **GROWTH**

World Class Royalty Company



Table of Contents

NOTES:

1. *Certain information, including the Company's audited financial statements, required to be included in this Annual Report, is contained in the Form 10-K beginning on page 29.*
2. *We do not own or operate the properties on which we hold royalty and metal stream agreements and therefore much of the information in this Annual Report regarding the properties is provided to us by the operators, including reserves, production estimates and status of the development at the properties.*

CORPORATE PROFILE

Royal Gold, Inc. acquires and manages precious metal royalties and streams, with a primary focus on gold. The Company's portfolio provides investors with a unique opportunity to capture value in the precious metals sector without incurring many of the costs and risks associated with mine operations.

To acquire a royalty, Royal Gold buys a percentage of the metal produced from a mineral property in exchange for an initial payment without assuming any responsibility for the actual mining operation. Existing royalties are acquired outright from either a mineral resource company or a private party; new royalties are created by providing capital to an operator or explorer in exchange for a royalty. Precious metal streams are obtained by providing financing to base metal operators, allowing them to monetize their precious metal by-product production. A metal stream is similar to a royalty but typically has a smaller front end payment, and requires that payments be made as metal is delivered over the life of the mine. In either case, Royal Gold does not have to contribute to the exploration, operating, or capital costs at the mine after our investment is made.

Royal Gold owns a large portfolio of producing, development, evaluation and exploration stage royalties and streams located in some of the world's most prolific gold regions. With this high quality portfolio, Royal Gold maintains upside potential through any exploration successes by the operators and benefits when new reserves are discovered and produced.

This successful business model generates strong cash flow and high margins with a lower cost structure, providing shareholders with a premium precious metals investment.

Royal Gold is a Denver-based Company, traded on the Nasdaq Global Select Market, under the symbol "RGLD," and on the Toronto Stock Exchange, under the symbol "RGL."

BUSINESS STRATEGY

KEY ELEMENTS OF OUR BUSINESS STRATEGY INCLUDE:

- **Focus on Gold.** Royal Gold is a precious metals investment vehicle focused on gold.
- **Business Model.** Royal Gold's lower risk business model is based on acquiring royalty interests in precious metal properties or entering into precious metals stream transactions, rather than engaging in costly and more complex mining operations.
- **Growth and Diversification.** Royal Gold is determined to add to its broad-based and geopolitically favorable portfolio of precious metal interests through accretive transactions.
- **Margin Enhancement.** Royal Gold's unique business model allows it to efficiently grow revenue without adding significant overhead costs.
- **Financial Flexibility.** Royal Gold's liquidity allows the Company to compete for royalty acquisitions or metal streams by means of a purchase, a corporate transaction, providing financing, or entering into a strategic exploration alliance.

SELECTED FINANCIAL DATA

SELECTED STATEMENTS OF OPERATIONS DATA

(Amounts in thousands, except per share data)	Fiscal Years Ended June 30, 2013	2012	2011	2010	2009
Royalty revenue	$ 289,224	$ 263,054	$ 216,469	$ 136,565	$ 73,771
Adjusted EBITDA [6]	$ 260,805	$ 237,616	$ 190,172	$ 100,068	$ 61,706
Operating income	$ 171,504	$ 156,888	$ 118,925	$ 41,035	$ 27,292
Net income [1]	$ 73,409	$ 98,309	$ 77,299	$ 29,422	$ 41,357
Net income available to Royal Gold common stockholders [2, 3, 4, 5]	$ 69,153	$ 92,476	$ 71,395	$ 21,492	$ 38,348
Net income per share available to Royal Gold common stockholders:					
Basic	$ 1.09	$ 1.61	$ 1.29	$ 0.49	$ 1.09
Diluted	$ 1.09	$ 1.61	$ 1.29	$ 0.49	$ 1.07
Dividends declared per common share [7]	$ 0.75	$ 0.56	$ 0.42	$ 0.34	$ 0.30

SELECTED BALANCE SHEET DATA

(Amounts in thousands)	As of June 30, 2013	2012	2011	2010	2009
Royalty interests in mineral properties, net	$ 2,120,268	$ 1,890,988	$ 1,690,439	$ 1,476,799	$ 455,966
Total assets	$ 2,905,341	$ 2,376,366	$ 1,902,702	$ 1,865,333	$ 809,924
Debt	$ 302,263	$ 293,248	$ 226,100	$ 248,500	$ 19,250
Total liabilities	$ 534,705	$ 512,937	$ 415,007	$ 431,785	$ 49,513
Total Royal Gold stockholders' equity	$ 2,348,887	$ 1,838,459	$ 1,460,162	$ 1,403,716	$ 749,441

For footnote information, see page 3

FINANCIAL HIGHLIGHTS

REVENUE
$ MILLIONS
For the Fiscal Years Ended June 30,


73.8
136.6
216.5
263.1
289.2
2009
2010
2011
2012
2013

NET INCOME[1]
$ MILLIONS
For the Fiscal Years Ended June 30,


38.3 2
21.5 3
71.4
92.5 4
69.2 5
2009
2010
2011
2012
2013

ADJUSTED EBITDA[6]
$ MILLIONS
For the Fiscal Years Ended June 30,


61.7
100.1
190.2
237.6
260.8
2009
2010
2011
2012
2013

DIVIDENDS[7]
$ PER SHARE
Calendar Years


0.32
0.36
0.44
0.60
0.80
2009
2010
2011
2012
2013

1. *The term "net income" represents net income available to Royal Gold shareholders as shown on the Company's Consolidated Statement of Operations and Comprehensive Income in the Company's Annual Report on Form 10-K.*
2. *Net income for FY2009 was impacted by two one-time gains related to the Barrick royalty portfolio acquisition and the Benso royalty buy-back by Golden Star. The effect of these gains was $0.62 per basic share after taxes.*
3. *Net income for FY2010 was impacted by pre-tax effects of severance and acquisition cost of $19.4 million, or $0.33 per share, related to the International Royalty Corporation transaction.*
4. *Net income for FY2012 was impacted by a royalty restructuring charge at Relief Canyon resulting in a $0.02 loss per basic share after taxes.*
5. *Net income for FY2013 was impacted by an impairment loss recognized on available-for-sale securities of $12.1 million, or $0.23 per basic share after taxes, in addition to increased depletion and interest expense.*
6. *The term "Adjusted EBITDA" is a non-GAAP financial measure. Adjusted EBITDA is defined by the Company as net income plus depreciation, depletion and amortization, non-cash charges, income tax expense, interest and other expense, and any impairment of mining assets, less non-controlling interests in operating income of consolidated subsidiaries, interest and other income, and any royalty portfolio restructuring gains or losses. See page 26 for a GAAP reconciliation.*
7. *Dividends are paid on a calendar year basis and do not correspond with the fiscal year dividend amounts shown in the Selected Financial Data. Fiscal 2013 dividends totaled $0.75 per share; calendar 2013 total includes estimated fourth quarter dividend.*

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder,

Fiscal 2013 was the first year in more than a decade that the gold price declined. Specifically, gold ended the year 25% lower largely due to a renewed faith in the United States economy and dollar. This has spawned an avalanche of modified business plans throughout the sector to cope with the new realities of a "lower gold price" environment and to refocus on margins, cost control, returns to shareholders and disciplined capital allocation.

Royal Gold never lost that focus. Our royalty business model allows us to keep a tight control on costs and our EBITDA* margins are consistently around 90%. Our compounded annual growth rate over the past decade in revenue per share, EBITDA per share, and normalized earnings per share was 19%, 22%, and 11%, respectively. With regard to disciplined capital allocation, the carrying cost of our assets is only $340 per gold equivalent ounce attributable to the Company, representing a nearly 4x margin compared to the current price of gold.

We recognize that financial stress for others can bring opportunities to Royal Gold. As such, in the second half of fiscal 2012 and the first half of fiscal 2013, we methodically enhanced our liquidity prior to the gold price downturn and are in excellent financial condition. In October 2012, we completed an equity offering on attractive terms to position the company for new acquisitions. We perceived that the industry would become capital constrained, with debt and equity financing limited or unavailable for many, and believed that having a strong balance sheet would result in opportunities. We ended the fiscal year with over $700 million in working capital and an undrawn credit facility of $350 million.

Fiscal 2013 has been a deal rich environment and we expect next year to be so as well. However we have been very careful with our shareholders' money and have not chased acquisitions that don't provide a reasonable return in the current gold price environment. We look forward to unique business opportunities in the coming year and will continue to be very selective as we consider new investments.

During the year, we increased our interest at Mt. Milligan by 12.25% of the payable gold in exchange for an upfront payment of $200 million and payments of $435 per ounce of gold delivered. We now have the right to purchase up to 52.25% of the payable gold from the property. We have been watching the construction progress with keen interest and are very excited to see that production is close at hand. It has been slightly over three years since we first invested in Mt. Milligan and the flow of funds is now ready to turn in our favor. We anticipate that Mt. Milligan will be our largest future source of revenue, potentially representing a 50% increase in net gold equivalent ounces at current gold prices and full production. This growth is already largely paid for, as we only have $12.9 million remaining of our $781.5 million investment commitment. Thompson Creek Metals, the owner of Mt. Milligan, expects to start plant commissioning in August 2013 and anticipates reaching commercial production by calendar 2013 year end. Based on that schedule, we should see meaningful revenue contributions commencing at or near the beginning of calendar 2014.

Our other major development asset is Barrick Gold's Pascua-Lama project on the border of Chile and Argentina. Although construction of the process facilities notably advanced in Argentina, the development schedule for the project suffered a setback during the fiscal year. Construction activities on the Chilean side of the project are currently suspended while environmental and other regulatory requirements are being addressed. Barrick has reinforced its commitment to the project, rescheduled construction to coincide with this environmental and regulatory work, and now expects production to commence in mid-2016. This delay impacts our near term project value, but we continue to focus on the characteristics that attracted us to the project in the first place. This is a world class asset with total gold reserves of about 18.0 million ounces with an expected average annual production profile of approximately 800,000 ounces per year at an all-in sustaining cash cost estimated to be in the lowest quartile in the industry. We continue to look for opportunities to invest in similar world class assets.

Mt. Milligan and Pascua-Lama represent two of our five cornerstone assets. The Andacollo mine in Chile operated by Teck, the Voisey's Bay mine in Canada operated by Vale, and the Peñasquito mine in Mexico operated by Goldcorp represent our other three cornerstone assets. We expect all of these properties to have mine lives over two decades, which will provide a stable foundation for Royal Gold for many years to come. These assets are supplemented by more than 30 additional properties that are presently providing

Our royalty business model allows us to keep a tight control on costs and our EBITDA margins are consistently around 90%. Our compounded annual growth rate over the past decade in revenue per share, EBITDA per share, and normalized earnings per share was 19%, 22%, and 11%, respectively.

revenue to Royal Gold. This level of asset diversification is a strength of the Company and provides for more consistent financial results.

Andacollo reached steady state production during the fiscal year, following the post construction ramp-up period, and is now operating near the design capacity. Andacollo increased gold production by 33% during the year and was our largest revenue source, representing 28% of our total revenue.

Vale reached an agreement with the Newfoundland and Labrador provincial government to amend their Voisey's Bay Development Agreement which provides the operation with additional mineral processing flexibility and they also committed to pursue underground mining to extend the mine life. Voisey's Bay contributed 11% of Royal Gold's total revenue.

Peñasquito suffered production limitations during the fiscal year due to water restrictions. Current guidance from Goldcorp for calendar 2013 forecasts production at about 80% of installed capacity, indicating the magnitude of growth possible once sufficient water is available to operate at full capacity. Goldcorp has identified additional resources and expects to have sufficient water available for the plant in the second half of calendar 2014. Peñasquito represented 10% of our total revenue during the fiscal year.

On an aggregate basis, increased metal production offset lower average gold prices, resulting in 10% higher revenue. Similarly, cash flow from operations was 6% higher for the fiscal year. However, earnings were 25% lower due mainly to a non-cash impairment on the value of third-party securities we own. Other contributing factors to lower earnings were interest expense associated with our 2019 Notes and higher depletion expense due to higher production volumes.

Although these are robust financial results given the current market conditions, broader market concerns and the Pascua-Lama challenges have weighed on our share price. In addition, valuation metrics for gold equities, including Royal Gold, have been compressed to a level unseen in decades. This has been driven by an investment rotation out of gold equities and into the broader market for a variety of reasons. Investors have a regained confidence in the United States economy and some are rotating out of gold, resulting in a 25% reduction in gold price during the fiscal year, most of that coming in the fourth fiscal quarter. At the same time, Royal Gold share price has declined disproportionately by 46%. This share price decline, coupled with our 33% dividend increase during the year, resulted in a dividend yield of nearly 2% at fiscal year end.

I believe the fundamentals of Royal Gold and its growth profile compare favorably to any business – inside or outside the gold industry. We have growth already bought and paid for at Mt. Milligan in the short term and Pascua-Lama in the long term, a strong financial position, a free option on gold price upside, an attractive dividend, a balanced portfolio, and a great team of dedicated professionals. I am highly encouraged about the future of Royal Gold and am delighted that we are positioned with strength during this period of opportunity.

I remain honored to be associated with a motivated and extremely capable team. At the end of the fiscal year, we bid farewell to Karen Gross, Vice President and Corporate Secretary. Karen dedicated 26 years to the company and we wish her the very best in her retirement. We are excited to welcome two new members to our team. Karli Anderson has quickly and capably taken on investor relation responsibilities and now serves as our Vice President of Investor Relations. Jason Hynes also recently joined Royal Gold and we look forward to his management of our foreign subsidiary in Switzerland, and his strong contribution in business development activities as our Director, Business Development and Global Sales.

We also strengthened our board by adding Ron Vance as a director of the Company during the fiscal year. Ron's 30 years of experience in the mining industry as a senior executive in the areas of corporate development, marketing, project development, and finance - while working with some of the world's largest mining companies - will be of great benefit to Royal Gold.

In closing, let me express my appreciation to all of our shareholders for your support of our efforts. It is a privilege to represent Royal Gold and on behalf of all of our employees, we thank you for that opportunity.

Sincerely,



Tony A. Jensen



Tony Jensen, President and CEO

* *Adjusted EBITDA is a non-GAAP measure. See page 26 for more information.*

PORTFOLIO MAP


WOLVERINE
61 PROPERTIES
6 9 9 37
MT. MILLIGAN
VOISEY'S BAY
HOLT
CANADIAN MALARTIC
CORTEZ
ROBINSON
54 PROPERTIES
16 2 11 25
MULATOS
PEÑASQUITO
10 PROPERTIES
4 0 3 3
12 PROPERTIES
3 4 2 3
PASCUA-LAMA
ANDACOLLO



2 PROPERTIES
0 0 2 0
3 PROPERTIES
1 0 0 2
LAS CRUCES
5 PROPERTIES
2 0 2 1
57 PROPERTIES
4 6 21 26

PRODUCING	36
DEVELOPMENT	21
EVALUATION	50
EXPLORATION	97

204 PROPERTIES

- CORNERSTONE
- *PRINCIPAL*

CORNERSTONE PROPERTIES

NOTE: Reserves, estimated production and mine start-up information for all of the following properties were provided by the operators and have not been verified by Royal Gold. Metal prices for the reserve figures can be found on page 22, footnote number 2.



The solid performance of our three operating cornerstone interests, coupled with the near term growth from Mt. Milligan and the long term growth from Pascua-Lama, will provide a robust, stable and long lived foundation for years to come.

ANDACOLLO

Year-over-year production increased by about one-third.

Royal Gold owns a net smelter return ("NSR") royalty equal to 75% of all gold produced from the sulfide portion of the deposit until 910,000 payable ounces have been sold, and 50% of the payable gold thereafter.[1] The Andacollo operation is a surface copper mine operated by a subsidiary of Teck Resources Limited ("Teck"). Gold is produced as a by-product of copper production. The mine is located in Chile's Region IV, approximately 35 miles southeast of La Sarena and 220 miles north of Santiago.



PRODUCTION STATUS: Year-over-year production increased by about one-third largely due to higher mill throughput and higher grades of ore. Mill throughput averaged approximately 47,000 tonnes per day during the fourth quarter of fiscal 2013. Teck's full-year calendar 2013 guidance is 63,000 ounces due to mining of lower grade material in the second half of the year.

1 There have been approximately 167,000 cumulative payable ounces produced as of June 30, 2013.

2 Reported production for FY2013 relates to the amount of metal sales subject to our royalty interests as reported to us by the operator of the mine.

3 Reserves as of December 31, 2012.


Region IV, Chile

REVENUE
FY 2013

$82.3M

METAL	PRODUCTION[2]	RESERVES[3]
GOLD	68,600 OZ	1.8M OZ

20+ YRS ESTIMATED MINE LIFE

VOISEY'S BAY

Voisey's Bay operated at steady state production during fiscal 2013

Royal Gold holds a 2.7% NSR royalty on all metals from the Voisey's Bay mine operated by Vale Inco ("Vale"). Voisey's Bay is a surface nickel-copper-cobalt mine located in northern Labrador, about 20 miles southwest of the town of Nain and 50 miles northwest of Natuashish.

PRODUCTION STATUS: In late March 2013, the Government of Newfoundland and Labrador announced amendments to their Voisey's Bay Development Agreement including a commitment from Vale to pursue underground mining to extend the mine life. The agreement also allows Vale to continue processing concentrate outside of the province while construction is being finalized at the Long Harbour hydromet processing facility.



1. Revenues consist of provisional payments for concentrates produced during the current period and final settlements for prior production periods.
2. Reported production for FY2013 relates to the amount of metal sales subject to our royalty interests as reported to us by the operator of the mine.
3. Reserves as of December 31, 2012.

REVENUE [1]

FY 2013

$32.5M

METAL	PRODUCTION [2]	RESERVES [3]
NICKEL	143.9M LBS	1.046B LBS
COPPER	101.9M LBS	586.694M LBS
COBALT	0.7M LBS	48.832M LBS

20+ YRS ESTIMATED MINE LIFE

Labrador, Canada

PEÑASQUITO

Goldcorp reported a 26% increase in gold production over the prior fiscal year

Royal Gold owns a 2.0% NSR royalty on all metals at the Peñasquito mine. The surface mine, composed of two main deposits, Peñasco and Chile Colorado, hosts one of the world's largest gold, silver, and zinc reserves, while also containing large lead reserves. The project is operated by a subsidiary of Goldcorp Inc. ("Goldcorp") and is located in the state of Zacatecas, approximately 125 miles northeast of the city of Zacatecas and 15 miles south of Concepción del Oro.

PRODUCTION STATUS: Goldcorp reported a 26% increase in gold production over the prior fiscal year, while production of silver, zinc and lead decreased by modest amounts. Goldcorp's annual CY2013 production guidance anticipates increased production for the first half of fiscal 2014 as the mine moves from lower grade to higher grade ore. In the fourth quarter the sulfide plant achieved throughput of 105,000 tonnes per day following the completion of crusher maintenance, blasting improvements and the addition of new fresh water wells. Goldcorp also announced that it plans to begin construction to develop a newly identified water source during the first quarter of fiscal 2014 with completion expected during the second half of calendar year 2014. Once sufficient water is available they will be able to move toward full design processing capability of 130,000 tonnes per day.



1. *Reported production for fiscal 2013 relates to the amount of metal sales subject to our royalty interests as reported to us by the operator of the mine.*
2. *Reserves as of December 31, 2012.*


Zacatecas, Mexico

REVENUE
FY 2013

$28.0M

METAL	PRODUCTION[1]	RESERVES[2]
GOLD	371,000 OZ	15.69M OZ
SILVER	21.1M OZ	911.8M OZ
ZINC	282.3M LBS	13.961B LBS
LEAD	126.3M LBS	5.814B LBS

22 YRS ESTIMATED MINE LIFE

MT. MILLIGAN

Thompson Creek expects to reach commercial production at Mt. Milligan in the fourth quarter of this calendar year.

Royal Gold owns the right to 52.25% of the payable gold from the Mt. Milligan project which is owned by a subsidiary of Thompson Creek Metals Company ("Thompson Creek"). In addition to Royal Gold's upfront payments to acquire this metal stream, the Company will make cash payments to Thompson Creek at a fixed price of $435 for each ounce of gold delivered to Royal Gold.[1] Mt. Milligan is a surface copper-gold mine located in central British Columbia, Canada, approximately 95 miles northwest of Prince George.

CONSTRUCTION STATUS: In mid-August, Thompson Creek reported that the phased start-up had begun with the first feed to the concentrator. In late September, they announced the commencement of copper-gold concentrate production. Routine testing and commissioning of the equipment and process circuits will continue through the start-up period. Thompson Creek expects to reach commercial production at Mt. Milligan in the fourth quarter of this calendar year and estimates that annual gold production will average 262,000 ounces over the first six years.



1. *This is a metal stream whereby the purchase price for each gold ounce delivered is $435 or the prevailing market price of gold, if lower; no inflation adjustment.*
2. *Reserves as of October 2009.*

GOLD RESERVES[2]

6.02M OZ

CY2013 - Q3	START-UP
- Q4	ESTIMATED COMMERCIAL PRODUCTION


British Columbia, Canada

22 YRS ESTIMATED MINE LIFE

PASCUA-LAMA

Pascu-Lama is a world class asset with a long estimated mine life and low estimated cash costs.



Royal Gold owns a 0.78% - 5.23% sliding-scale NSR royalty [1] on the Pascua-Lama project which is operated by a subsidiary of Barrick Gold Corporation ("Barrick"). This royalty is applicable to all gold production from an area of interest in Chile. Royal Gold also holds a 1.05% NSR copper royalty which applies to all of the copper reserves in Chile within the area of interest, and takes effect after January 1, 2017. The Pascua-Lama project is being developed as a surface mine and is located on both sides of the border between Argentina and Chile, approximately 95 miles southeast of Vallenar, Chile and approximately 185 miles northeast of San Juan, Argentina.

CONSTRUCTION STATUS: In July 2013, Barrick reported that construction activities have been deferred until the project's water management system has been completed to the satisfaction of Chile's Environmental Superintendent. Barrick estimates that the system will be in compliance with permit conditions by the end of calendar 2014. After this, they expect to complete the remaining construction works in Chile, including pre-stripping. They also intend to re-sequence construction of the process plant and other facilities in Argentina in order to target first production by mid calendar 2016.

Barrick estimates that capital costs will be in the range of approximately $8.0 to $8.5 billion. As of June 30, 2013, approximately $5.4 billion has been spent on the project. Barrick's annual production guidance for the first five years is 800,000 to 850,000 ounces of gold.

1. See footnotes 24 to 26 on page 23 of this report.

2. Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile are reflected here.

3. Reserves as of December 31, 2011.


Region III, Chile

25+ YRS ESTIMATED MINE LIFE

GOLD RESERVES [2, 3]

14.68M OZ

CY2016 *ESTIMATED PRODUCTION START-UP*

Pascua-Lama Royalty Schedule

PRICE OF GOLD (PER OZ)	
<$325	0.78%
$400	1.57%
$500	2.72%
$600	3.56%
$700	4.39%
>$800	5.23%

Royalty is interpolated between lower and upper endpoints

PRINCIPAL PROPERTIES

Note: The following principal properties, as of June 30, 2013, were determined by historical and future potential revenues, upon consideration of reserves, production estimates, feasibility studies, metal price assumptions, and mine lives.

Holt

OPERATOR: St Andrew Goldfields

ROYALTY: 0.00013 x average monthly gold price - NSR (sliding-scale)

LOCATION: Ontario, Canada

FY2013 REVENUE:
$19.0M

FY2013 PRODUCTION:[1]
56,400 oz. gold

RESERVES (12/31/12):
0.5M oz. gold





Mulatos

OPERATOR: Alamos

ROYALTY: 1.0% to 5.0% NSR (sliding-scale)

LOCATION: Sonora, Mexico

FY2013 REVENUE:
$17.4M

FY2013 PRODUCTION:[1, 2]
218,000 oz. gold

RESERVES (12/31/12):
1.4M oz. gold

Robinson

OPERATOR: KGHM

ROYALTY: 3.0% NSR

LOCATION: Nevada, United States

FY2013 REVENUE:
$15.7M

FY2013 PRODUCTION:[1]
49,100 oz. gold; 146.2M lbs. copper

RESERVES (12/31/11):
0.8M oz. gold; 1.3B lbs. copper





Cortez

OPERATOR: Barrick

ROYALTY: 0.40% to 5.0% GSR1 and GSR2 (sliding-scale); 0.71% GSR3; and 0.39% NVR1

LOCATION: Nevada, United States

FY2013 REVENUE:
$9.0M

FY2013 PRODUCTION:[1]
82,100 oz. gold

RESERVES (12/31/12):
5.6M oz. gold

Canadian Malartic

OPERATOR: Osisko

ROYALTY: 1.0% to 1.5% NSR (sliding-scale)

LOCATION: Quebec, Canada

FY2013 REVENUE:
$8.0M

FY2013 PRODUCTION: [1]
347,000 oz. gold

RESERVES (12/31/2012) :
4.3M oz. gold





Las Cruces

OPERATOR: First Quantum Minerals

ROYALTY: [3] 1.5% NSR

LOCATION: Andalucia, Spain

FY2013 REVENUE:
$8.0M

FY2013 PRODUCTION: [1]
153.4M lbs. copper

RESERVES (12/31/12):
1.7B lbs. copper

Wolverine

OPERATOR: Yukon Zinc

ROYALTY: 0.0% to 9.445% NSR (sliding-scale)

LOCATION: Yukon Territory, Canada

FY2013 REVENUE:
$6.4M

FY2013 PRODUCTION: [1]
11,300 oz. gold; 2.8M oz. silver

RESERVES (12/31/11):
0.2M oz. gold; 39.5M oz. silver



1. *Reported production relates to the amount of metal sales that are subject to our royalty interests for the fiscal year ended June 30, 2013, as reported to us by the operators of the mines.*
2. *The royalty is capped at 2.0 million ounces of production. There have been approximately 1.1 million ounces of cumulative production as of June 30, 2013.*
3. *Royalty is payable only when LME cash settlement price for Grade A copper is equivalent or greater than $0.80 per pound of copper.*

PRODUCING PROPERTIES

PROPERTY	LOCATION	OPERATOR	ROYALTY (gold unless otherwise stated)	RESERVES [1,2,3,4,5] (contained oz or lbs) M [6]	REVENUE FY2013 ($M)	REVENUE FY2012 ($M)
ANDACOLLO	Chile, Region IV	Teck	75% gold until 910,000 payable ounces; 50% thereafter (NSR) [7]	1.802 Au	82.3	64.1
VOISEY'S BAY	Canada, Labrador	Vale	2.7% NSR (copper, nickel and cobalt)	586.694 Cu 1046.270 Ni 48.832 Co	32.5	36.0
PEÑASQUITO	Mexico, Zacatecas	Goldcorp	2.0% NSR (gold, silver, lead and zinc)	15.690 Au [8] 911.800 Ag [8] 5,814.000 Pb 13,960.540 Zn	28.0	28.5
HOLT	Canada, Ontario	St Andrew Goldfields	0.00013 x Au price (NSR)	0.491 Au	19.0	15.0
MULATOS	Mexico, Sonora	Alamos	1.0% to 5.0% NSR [9]	1.422 Au [10]	17.4	13.8
ROBINSON	United States, Nevada	KGHM	3.0% NSR (gold and copper)	0.812 Au; 1,329.473 Cu	15.7	11.7
CORTEZ (PIPELINE MINING COMPLEX)	United States, Nevada	Barrick	GSR1 and GSR2: 0.40% to 5.0% GSR [11] GSR3: 0.71% GSR NVR1: 0.39% NVR	1.617 Au [12] 3.986 Au [12] 2.265 Au [12] 1.536 Au [12]	9.0	13.2
CANADIAN MALARTIC	Canada, Quebec	Osisko	1.0% to 1.5% NSR [13]	4.275 Au	8.0	7.1
LAS CRUCES	Spain, Andalucía	First Quantum Minerals	1.5% NSR (copper) [14]	1,693.150 Cu	8.0	6.4
GOLDSTRIKE (SJ CLAIMS)	United States, Nevada	Barrick	0.9% NSR	4.924 Au	7.1	5.5
LEEVILLE	United States, Nevada	Newmont	1.8% NSR	1.552 Au	6.9	9.2
WOLVERINE	Canada, Yukon Territory	Yukon Zinc	0.0% to 9.445% NSR (royalty on gold and silver only) [15]	0.193 Au; 39.475 Ag	6.4	2.2
INATA	Burkina Faso, Soum	Avocet	2.5% GSR	0.915 Au	4.9	6.4
DOLORES	Mexico, Chihuahua	Pan American Silver	3.25% NSR (gold) 2.0% NSR (silver)	1.617 Au; 76.100 Ag	4.8	5.3
GWALIA DEEPS	Australia, W. Australia	St Barbara	1.5% NSR	2.254 Au	4.3	4.9
TAPARKO	Burkina Faso, Namantenga	Nord Gold	2.0% GSR; 0.75% GSR (milling royalty) [16]	0.703 Au	3.8	4.1
MARIGOLD	United States, Nevada	Goldcorp/Barrick	2.0% NSR	4.131 Au	3.8	0.8
SOUTH LAVERTON	Australia, W. Australia	Saracen	1.5% NSR; $6.00/oz [17]	0.891 Au	3.1	2.5
DON MARIO	Bolivia, Chiquitos	Orvana	3.0% NSR (gold, silver and copper)	0.177 Au; 5.514 Ag 120.992 Cu	2.8	0.2
EL LIMON	Nicaragua, El Limon	B2Gold	3.0% NSR	0.249 Au	2.5	2.1
EL TOQUI	Chile, Region XI	Nyrstar	0.0% to 3.0% NSR (gold, silver, lead and zinc) [18]	0.254 Au; 1.338 Ag 27.414 Pb; 562.681 Zn	2.4	2.1
BALD MOUNTAIN	United States, Nevada	Barrick	1.75% to 2.5% NSR [19]	1.831 Au	2.2	0.9
RUBY HILL	United States, Nevada	Barrick	3.0% NSR	0.326 Au	2.0	0.4
WHARF	United States, South Dakota	Goldcorp	0.0% to 2.0% NSR [20]	0.457 Au	1.9	2.4
WILLIAMS	Canada, Ontario	Barrick	0.97% NSR	0.833 Au	1.4	1.7
KING OF THE HILLS	Australia, W. Australia	St Barbara	1.5% NSR	0.153 Au	1.4	1.2
SKYLINE	United States, Utah	Bowie Resources	1.41% GV (coal)	N.A.	0.9	1.4
TROY	United States, Montana	Revett	3.0% GSR (silver and copper)	11.163 Ag; 87.246 Cu	0.8	2.3
ALLAN	Canada, Saskatchewan	Potash Corporation of Saskatchewan	$0.36 to $1.44 and $0.25 per ton (potash) [21]	312M tons (potash)	0.7	0.7
MEEKATHARRA - YALOGINDA	Australia, W. Australia	Reed Resources	0.45% NSR [22]	0.165 Au	0.1	- [23]
TWIN CREEKS	United States, Nevada	Newmont	2.0% GPR	0.129 Au	0.1	0.1
GOLD HILL	United States, Nevada	Barrick/Kinross	1.0% to 2.0% NSR [24,25] 0.6% to 0.9% NSR (M-ACE) (gold and silver) [24,25,26]	0.371 Au; 5.203 Ag	0.01	- [27]
JOHNSON CAMP	United States, Arizona	Nord Resources	2.5% NSR (copper)	656.000 Cu	- [28]	- [28]

* Three oil and gas royalties are not included in this table.

DEVELOPMENT PROPERTIES

PROPERTY	LOCATION	OPERATOR	ROYALTY (gold unless otherwise stated)	RESERVES [1,2,3,4,5] (contained oz or lbs) M [6]
DON NICOLAS	Argentina, Santa Cruz	Minera IRL	2.0% NSR (gold, silver)	0.196 Au 0.401 Ag
KUNDIP	Australia, W. Australia	Silver Lake Resources	1.0% to 1.5% NSR [7]	0.305 Au
MEEKATHARRA - NANNINE	Australia, W. Australia	Reed Resources	1.5% NSR [8]	0.021Au
MEEKATHARRA - PADDY'S FLAT	Australia, W. Australia	Reed Resources	1.5% NSR; AU$10 per ounce produced [8, 9]	0.451 Au
MEEKATHARRA - REEDYS	Australia, W. Australia	Reed Resources	1.5% to 2.5% NSR [8, 10] 1.0% NSR [8, 11] 1.5% NSR [8]	0.114 Au
BALCOOMA	Australia, Queensland	Snow Peak Mining	1.5% NSR	0.001 Au [12] 0.380 Ag [12] 32.466 Cu [12] 7.879 Pb [12] 29.274 Zn [12]
SOUTHERN CROSS	Australia, W. Australia	China Hanking Holdings	1.5% NSR [13]	0.119 Au
MARA ROSA	Brazil, Goiás	Amarillo Gold	1.0% NSR	0.946 Au
BELCOURT	Canada, British Columbia	Walter Energy	0.103% GV (coal)	95.2 tonnes (coal)
BOUSQUET-CADILLAC-JOANNES	Canada, British Columbia	Agnico-Eagle	2.0% NSR	0.178 Au
CABER	Canada, Quebec	Nyrstar	1.0% NSR (copper and zinc)	11.355 Cu 116.036 Zn
KUTCHO CREEK	Canada, British Columbia	Capstone Mining	1.6% NSR (gold, silver, copper and zinc)	0.124 Au 11.618 Ag 462.678 Cu 734.300 Zn
MT. MILLIGAN	Canada, British Columbia	Thompson Creek	52.25% of payable gold [14, 15]	6.020 Au
PINE COVE	Canada, Newfoundland	Anaconda Mining	7.5% NPI [16]	0.175 Au
RAMBLER NORTH	Canada, Newfoundland	Rambler Metals and Mining	1.0% NSR (gold, silver, copper and zinc) [17]	N.A.
SCHAFT CREEK	Canada, British Columbia	Copper Fox/Teck Resources	3.5% NPI (gold, silver, copper and molybdenum)	5.775 Au 51.895 Ag 5,630.715 Cu 373.340 Mo
TULSEQUAH CHIEF	Canada, British Columbia	Chieftain Metals	12.5% of payable gold; [18, 19] 22.5% of payable silver [20, 21]	0.477 Au 16.876 Ag
EL MORRO	Chile, Region III	Goldcorp/New Gold	1.4% NSR (gold, copper)	2.884 Au [22, 23] 2,094 Cu [22, 23]
PASCUA-LAMA	Chile, Region III	Barrick	0.78% to 5.23% NSR (gold) [24, 25] 1.05% NSR (copper) [26]	14.680 Au 548.177 Cu
PINSON	United States, Nevada	Atna	3.0% NSR Cordilleran [27, 28, 29] 2.94% NSR - Rayrock [27, 29, 30]	0.645 Au
SOLEDAD MOUNTAIN	United States, California	Golden Queen	3.0% NSR (gold and silver) [31]	1.233 Au 22.396 Ag

EVALUATION PROPERTIES [1]

PROPERTY	LOCATION	OWNERSHIP	ROYALTY RATE
CHISPAS	Argentina	Minera IRL	2.0% NSR
MARTHA	Argentina	Coeur Mining	2.0% NSR
AVEBURY	Australia	MMG Limited	2.0% NSR
BELL CREEK	Australia	Metallica Minerals	AUD$1 to AUD$2/tonne
BELLEVUE	Australia	Glencore Xstrata	2.0% NSR
BUNDARRA (Black Cat)	Australia	Terrain Minerals/St Barbara	1.5% NSR
BURNAKURA	Australia	KGL Resources	1.5% to 2.5% NSR [2]
CELTIC/WONDER NORTH	Australia	SR Mining	1.5% NSR
CHERITONS FIND	Australia	Riedel Resources	1.5% NSR
EDNA MAY	Australia	Evolution Mining	0.5% GSR
MEEKATHARRA- SABBATH	Australia	Dourado Resources	AUD$1.00/tonne [3]
MT. FISHER	Australia	Rox Resources	AUD$5.00/oz [4]
MT. GOODE (COSMOS)	Australia	Glencore Xstrata	1.5% NSR (nickel)
NORTH WELL CHILKOOT	Australia	Norilsk	2.5% to 4.0% NSR [5]
PADDINGTON	Australia	Norton Gold Fields	1.75% NSR
PHILLIPS FIND	Australia	Barra Resources	AUD$10.00/oz [6]
QUINNS AUSTIN	Australia	Caravel Minerals	1.5% NSR
RED DAM	Australia	Phoenix Gold	2.5% GSR
TEMORA	Australia	Straits Resources	12.5% NPI
VAN UDEN GOLD DEPOSIT	Australia	Convergent Minerals/St Barbara	1.5% NSR
WEMBLEY DURACK	Australia	Montezuma Mining/Horseshoe Gold Mine	1.0% NSR
WESTMORELAND	Australia	Laramide Resources	1.0% NSR
YUNDAMINDERA	Australia	Nex Metals	1.5% NSR
SEGA	Burkina Faso	Amara Mining	3.0% NSR [7]
BACK RIVER	Canada	Sabina Gold & Silver	1.95% NSR [8,9]; 2.35% NSR [8,9]
BARRAUTE (Swanson)	Canada	Agnico-Eagle	2.0% NSR
BERG	Canada	Thompson Creek	1.0% NSR
FOLLANSBEE	Canada	Goldcorp/ Premier Gold	2.0% NSR
GOLD RIVER	Canada	Lake Shore Gold	1.5% NSR
HIGH LAKE	Canada	MMG Limited	1.5% NSR
HORIZON COAL	Canada	Anglo American	0.50% GV (coal)
HUSHAMU	Canada	Northlsle Copper and Gold	10.0% NPI
ULU	Canada	Elgin Mining	5.0% NSR [10]
KUBI VILLAGE	Ghana	PMI Gold	3.0% NPI
TAMBOR	Guatemala	Kappes, Cassiday & Associates	4.0% NSR
NIEVES	Mexico	Quaterra Resources/Blackberry	2.0% NSR
LA INDIA	Nicaragua	Condor Gold	3.0% NSR
FEDOROVA	Russia	Barrick	0.75% or 1.0% NSR; 0.5% NSR; 1.25% or 1.5% NSR [11]
SVETLOYE	Russia	Polymetal	1.0% NSR
ALMADEN	United States	Terraco Gold Corp.	1.0% to 2.0% NSR [12]
HASBROUCK MOUNTAIN	United States	Allied Nevada	1.5% NSR
ISLAND MOUNTAIN	United States	Victoria Gold	2.0% NSR
LA JARA MESA	United States	Laramide Resources	$0.25/lb [13] (uranium)
LONG VALLEY	United States	Vista Gold	1.0% NSR
MCDONALD (Keep Cool)	United States	Newmont	3.0% NSR
NIBLACK	United States	Heatherdale Resources	1.0% to 3.0% NSR [14]
RELIEF CANYON	United States	Pershing Gold	2.0% NSR
ROCK CREEK	United States	Revett	1.0% NSR
SAN JUAN SILVER (Bulldog)	United States	Hecla	3.0% NSR [15]; 1.0% NSR [15]
WILDCAT	United States	Allied Nevada	1.0% NSR [16]; 1.0% to 2.0% NSR [17]

EXPLORATION PROPERTIES

PROPERTY	OWNERSHIP	ROYALTY
ARGENTINA		
Michelle	Minera IRL	2.0% NSR
Mina Cancha	Yamana Gold	2.5% NSR
AUSTRALIA		
Abbotts	Caravel Minerals	1.5% NSR
Blue Haze Gold	St Barbara	1.5% NSR
Blue Haze Nickel	Hannans Reward/Kagara	1.5% NSR
Bourkes	Caravel Minerals	1.5% NSR
Bundarra	Terrain Minerals	1.5% NSR
Buttercup Bore	Panoramic Resources	2.0% GPR
Chesterfield	General Mining	1.5% NSR
Copperhead	St Barbara	1.5% NSR
Croesus	Norton Gold Fields	AUD $1.25/tonne [1]
Forrestania	Western Areas	1.5% NSR [2]
Forrestania Nickel	Hannans Reward/ Cullen Resources	1.5% NSR
Jaguar Nickel	Independence Group	1.5% NSR
Kalgoorlie East	Malanti Pty Ltd	1.125% NSR
Lake Ballard	Swan Gold Mining	0.60% NSR
Lounge Lizard	Western Areas	1.5% NSR [3]
Maori Lass	St Barbara	1.5% NSR
Melba Flats	MMG Limited	2.0% NSR
Merlin Orbit	Merlin Diamonds	1.0% GV
Mt. Goode Bellevue	Glencore Xstrata	2.0% NSR [4]; 1.5% NSR [4]
Mt Newman-Victory	St Barbara	1.5% NSR
Red Hill West	Cullen Resources	2.5% NSR
Southern Cross Nickel (Kagara)	Kagara Nickel	1.5% NSR [2]
Southern Cross Nickel (Western Areas)	Western Areas	1.5% NSR [2]
Stakewell	Munarra Metals	1.5% NSR
West Wyalong	Argent Minerals/ Golden Cross Resources	2.5% NSR
Yagahong	Caravel Minerals	1.5% NSR
CANADA		
Afridi Lake	Shear Diamonds	1.5% NSR
Ashmore	Augusta Resource	1.5% NSR
Aviat One	Stornoway Diamond	1.0% GV
Barrow Lake and North Kellet River	Bluestone Resources/ Hunter Exploration	1.0% GV
Bronson Slope	SnipGold	1.0% NSR
Boothia Peninsula	Bluestone Resources	1.0% GV
Carswell Lake	Talisman Energy/ Capstone Mining	5.0% NSR
Churchill	Shear Diamonds/ Stornoway Diamond	1.0% GV
Churchill West	Shear Diamonds/ Stornoway Diamond	1.0% GV
Darby (Hayes River)	Teck Resources/ Bluestone Resources/ Hunter Exploration	1.0% GV
Duverny	Hecla Mining	2.0% NSR [5]
Franquet	Nuinsco Resources/ Ocean Partner Holdings	2.0% NSR [6]; 3.0% NSR [6]
Gauthier	Osisko Mining	3.0% NSR
Godfrey II	Moneta Porcupine Mines	2.0% NSR
Gold Dome	Americas Bullion Royalty	2.0% NSR
Golden Bear	Goldcorp	2.0% NSR
Hickey's Pond	Krinor Resources	1.0% NSR
Hood River	Shear Diamonds	1.0% GV
Jewel	Stornoway Diamond	1.0% GV
Joe Mann	Nuinsco Resources/ Ocean Partner Holdings	0.0% to 2.0% NSR [7] 2.0% NSR [7]
Jubilee	Stornoway Diamond	1.0% GV
Kizmet	Kiska Metals Corporation	1.0% NSR [8]

PROPERTY	OWNERSHIP	ROYALTY
CANADA (Continued)		
Lazy Edward Bay	Denison Mines	2.5% NSR [9]
McKenzie Red Lake	Goldcorp	1.0% NSR
Mike Lake	Pitchblack Resources	2.0% NSR
Monument	New Nadina Explorations/ Archon Minerals	1.0% GV
Motherlode Greyhound	Veris Gold	2.0% NSR
Nighthawk Lake	Imperial Metals/ Rainy Mountain Royalty/ Trillium North Minerals	2.5% NSR [10]
Noyon	Nuinsco Resources/ Ocean Partner Holdings	3.0% NSR
Qimmiq	Commander Resources	1.0% to 3.0% NSR; [11] 2.0% NSR [11]; 1.0% GV [11]
Railroad	Eastmain Resources	3.0% NSR [12]
Rambler South	Krinor Resources	1.0% NSR
Shasta	Sable Resources	0.5% NSR
TAK	Independence Gold	5.0% NSR [13]
Voisey's Bay Diamonds	Vale	3.0% GV
Wilanour	Goldcorp	5.0% NPI
Yellowknife Lithium	Erex International	2.0% NPI
DOMINICAN REPUBLIC		
Minera Hispanola	Energold Drilling	0.40% NSR [14]
FINLAND		
Kettukuusikko	Taranis Resources	2.0% NSR
Naakenavaara	Taranis Resources	2.0% NSR
HONDURAS		
Vueltas de Rio	Lundin	2.0% NSR
MEXICO		
San Jeronimo	Goldcorp	2.0% NSR
PERU		
Alto Dorado	Candente Gold	2.5% NSR
TUNISIA		
Trozza	China Minmetals	2.5% NSR
UNITED STATES		
Ambrosia Lake	Uranium Resources	2.0% NVR
Apex	Teck/ Pennaroya Utah	3.0% NSR [15]
BSC	McEwen Mining	2.5% NSR
Buckhorn South	Barrick	15.0% NPI [16]; 14.0% NPI [16]
Cooks Creek Ferris Creek	Barrick	1.5% NVR
Doby George	Western Exploration	2.0% NSR [17]
Dottie	Pan American Silver	3.0% NSR
Fletcher Junction	Nevada Exploration	1.25% NSR
Horse Mountain	Barrick	0.25% NVR
Hot Pot	Nevada Exploration	1.25% NSR
ICBM	Timberline Resources	0.75% NSR
Keystone	Energy Fuels	2.0% NSR
Mule Canyon	Newmont	5.0% NSR
Oro Blanco	Pan American Silver	3.0% NSR
Pinson - Other	Barrick	0.489% to 5.979% NSR [18]
Reese River	Valor Gold	2.0% NSR
Rye	Barrick	0.5% NSR
San Rafael	Rio Grande Resources	2.0% NVR
Silver Cloud	Rimrock Gold	2.0% NSR
Simon Creek	Barrick	1.0% NSR
Trenton Canyon	Newmont	3.0% GSR [19]; 10.0% NPI [19]
Uncle Sam	Coventry Resources	2.0% NSR
Windfall	Timberline Resources	3.2% NSR
Wood Gulch	Western Exploration	5.0% NSR
Woodruff Creek	McEwen Mining	1.0% NSR

FOOTNOTES

Producing Properties

1 Reserves have been reported by the operators of record as of December 31, 2012, with the exception of the following properties: Don Mario - October 2012; Soledad - September 2012; Gwalia Deeps, King of the Hills, South Laverton and Southern Cross - June 2012; Meekatharra (Nannine, Paddy's Flat, Reedys and Yaloginda) and Tulsequah Chief - March 2012; Taparko - January 2012; Pascua-Lama (Au), Don Nicolas, Gold Hill, Johnson Camp, Robinson and Wolverine - December 2011; Mara Rosa - October 2011; Balcooma - June 2011; Kutcho Creek - February 2011; Kundip and Pascua-Lama (Cu) - December 2010; Pine Cove - June 2010; Mt. Milligan - October 2009; Caber - July 2007.

2 Gold reserves were calculated by the operators at the following per ounce prices: A$1,600 - Paddington; $1,500 - Bald Mountain, Cortez, Gold Strike, Ruby Hill and Williams; A$1,500 - South Laverton; $1,490 - Bousquet/Cadillac/Joannes; $1,475 - Canadian Malartic; $1,400 - Don Mario, Holt, Leeville, Mulatos, and Twin Creeks; A$1,400 - Southern Cross; $1,366 - Schaft Creek; $1,350 - Dolores, Peñasquito, Tulsequah Chief, and Wharf; $1,310 - Soledad; $1,300 - Pinson; A$1,300 - Meekatharra: Nannine, Paddy's Flat; Reedys and Yaloginda; $1,250 - El Limon, Gwalia Deeps, King of the Hills, and Taparko; $1,200 - Gold Hill, Inata, and Pascua Lama; $1,100 - Don Nicolas and Mara Rosa; $1,010 - Andacollo; $1,000 - Robinson; $983 - Pine Cove; $690 - Mt. Milligan. No gold price was reported for Balcooma, El Toqui, Kundip, Kutcho Creek, Marigold, and Wolverine.

Silver reserves were calculated by the operators at the following prices per ounce: $30.00 - Gold Hill; $28.83 - Troy; $25.96 - Schaft Creek; $25.00 - Don Nicolas, Dolores, and Don Mario; $24.05 - Soledad; $24.00 - Peñasquito and $22.00 - Tulsequah Chief. No silver price was reported for Balcooma, El Toqui, Kutcho Creek and Wolverine.

Copper reserves were calculated by the operators at the following prices per pound: $3.67 - Voisey's Bay and Troy; $3.52 - Schaft Creek; $3.10 - Tulsequah Chief; $3.00 - Don Mario; $2.75 - Robinson and Las Cruces; $2.50 - Johnson Camp; and $2.00 - Pascua-Lama. No copper reserve price was reported for Balcooma, Caber or Kutcho Creek.

Lead reserve price was calculated by the operators at the following prices per pound: $0.80 - Peñasquito. No lead reserve price was reported for Balcooma or El Toqui.

Zinc reserve price was calculated by the operators at the following prices per pound: $0.85 - Peñasquito. No zinc reserve price was reported for Balcooma, Caber, El Toqui or Kutcho Creek.

Nickel reserve price was calculated by the operator at Voisey's Bay at $9.41 per pound.

Cobalt reserve price was calculated by the operator at Voisey's Bay at $15.66 per pound.

Molybdenum reserve price was calculated by the operator at Schaft Creek at $15.30 per pound.

3 Royalty and metal stream definitions are included in the glossary on page 27 of this annual report.

4 Set forth below are the definitions of proven and probable reserves used by the U.S. Securities and Exchange Commission.

"Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

"Proven (Measured) Reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

"Probable (Indicated) Reserves" are reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

5 Royal Gold has disclosed a number of reserve estimates that are provided by royalty operators that are foreign issuers and are not based on the U.S. Securities and Exchange Commission's definitions for proven and probable reserves. For Canadian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators. For Australian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended ("JORC Code"). Royal Gold does not reconcile the reserve estimates provided by the operators with definitions of reserves used by the U.S. Securities and Exchange Commission.

6 "Contained ounces" or "contained pounds" do not take into account recovery losses in mining and processing the ore.

7 The royalty rate is 75% until 910,000 payable ounces of gold have been produced - 50% thereafter. There have been approximately 171,000 cumulative payable ounces produced as of June 30, 2013. Gold is produced as a by-product of copper.

8 Operator reports reserves by material type. Reserves represent combined oxide and sulfide ores. The sulfide material will be processed by milling. The oxide material will be processed by heap leaching.

9 The Company's royalty is subject to a 2.0 million ounce cap on gold production. There have been approximately 1.1 million ounces of cumulative production as of June 30, 2013. NSR sliding-scale schedule (price of gold per ounce - royalty rate): $0.00 to $299.99 - 1.0%; $300 to $324.99 - 1.50%; $325 to $349.99 - 2.0%; $350 to $374.99 - 3.0%; $375 to $399.99 - 4.0%; $400 or higher - 5.0%.

10 Reserve shown is "capped" assuming 7.0% recovery.

11 GSR sliding-scale schedule (price of gold per ounce - royalty rate): Below $210 - 0.40%; $210 to $229.99 - 0.50%; $230 to $249.99 - 0.75%; $250 to $269.99 - 1.30%; $270 to $309.99 - 2.25%; $310 to $329.99 - 2.60%; $330 to $349.00 - 3.00%; $350 to $369.99 - 3.4%; $370 to 389.99 - 3.75%; $390 to $409.99 - 4.0%; $410 to $429.99 - 4.25%; $430 to $449.99 - 4.50%; $450 to $469.99 - 4.75%; $470 and higher - 5.0%.

12 NVR1 and GSR3 reserves and additional mineralized material are subsets of the reserves and additional mineralized material covered by GSR1 and GSR2.

13 NSR sliding-scale schedule (price of gold per ounce - royalty rate): $0.00 to $350 - 1.0%; above $350 - 1.5%.

14 Royalty is payable only when LME cash settlement price for Grade A copper is equivalent or greater than $0.80 per pound of copper.

15 Gold royalty rate is based on the price of silver per ounce. NSR sliding-scale schedule (price of silver per ounce - royalty rate): Below $5.00 - 0.0%; $5.00 to $7.50 - 3.778%; >$7.50 - 9.445%.

16 The 2.0% GSR applies to gold production from defined portions of the Taparko-Bouroum project area. The 0.75% GSR milling royalty applies to ore mined outside of the defined area of the Taparko-Bouroum project that is processed through the Taparko facility up to a maximum of 1.1 million tons per year.

17 The $6/ounce royalty applies to Monty's Dam and Elliot Lode properties only and it becomes payable once 265,745 ounces of gold have been produced. This royalty is payable on gold only.

18 All metals are paid based on zinc prices. NSR sliding-scale schedule (price of zinc per pound - royalty rate): Below $0.50 - 0.0%; $0.50 to below $0.55 - 1.0%; $0.55 to below $0.60 - 2.0%; $0.60 or higher - 3.0%.

19 NSR sliding-scale schedule (price of gold per ounce - royalty rate): Below $375 - 1.75%; >$375 to $400 - 2.0%; >$400 to $425 - 2.25%; >$425 and higher - 2.5%. All price points are stated in 1986 dollars and are subject to adjustment in accordance with a blended index comprised of labor, diesel fuel, industrial commodities and mining machinery.

20 NSR sliding-scale schedule (price of gold per ounce - royalty rate): $0.00 to under $350 - 0.0%; $350 to under $400 - 0.5%; $400 to under $500 - 1.0%; $500 or higher - 2.0%.

21 The royalty applies to 40% of production. The royalty rate is $1.44 per ton for the first 600,000 tons on which the royalty is paid, reducing to $0.72 per ton on 600,000 to 800,000 tons and to $0.36 per ton above 800,000 tons, at a price above $23.00 per ton. A sliding-scale is applicable when the price of potash drops below $23.00 per ton. Given the current North American market price for potash, the complete sliding-scale schedule is not presented here. In addition, there is a $0.25 per ton royalty payable on certain production up to 600,000 tons.

22 Operation is in administration. The operator has not indicated when mining will resume.

23 Royalty production did not commence until calendar 2013.

24 Round Mountain, a joint venture between Kinross and Barrick, has the right, at any time, to purchase the royalty interest for $10.0 million less any royalty payments paid prior to the purchase option being exercised. The royalty is subject to a minimum royalty payment of $100,000 per year, which is capped at $1.0 million. As of June 30, 2013, minimum royalty payments totaling $975,000 have been received. Once all royalty payments and the minimum royalty payment equals $10.0 million, the royalty terminates.

25 The 1.0% to 2.0% sliding-scale NSR royalty will pay 2.0% when the price of gold is above $350 per ounce and 1.0% when the price of gold falls to $350 per ounce or below. The 0.6% to 0.9% NSR sliding-scale schedule (price of gold per ounce - royalty rate): Below $300 - 0.6%; $300 to $350 - 0.7%; > $350 to $400 - 0.8%; > $400 - 0.9%. The silver royalty rate is based on the price of gold.

26 The 0.6% to 0.9% sliding-scale NSR applies to the M-ACE claims. The operator did not break out reserves or resources subject to the M-ACE claims royalty.

27 Production subject to the 1.0% to 2.0% NSR sliding-scale royalty commenced in the first quarter of calendar 2013.

28 The Company has not recognized revenue from this property since the acquisition of IRC in February 2010.

Development Properties

Note: For footnotes 1 through 6, see corresponding footnotes under Producing Properties Footnotes.

7 The royalty rate is 1.0% until 250,000 ounces of gold has been produced; 1.5% thereafter.

8 Operation is in administration.

9 The A$10 per ounce royalty applies on production above 50,000 ounces. Royalty payable on gold only.

10 The 1.5% to 2.5% NSR sliding-scale royalty applies to cumulative production above 300,000 ounces at both the Burnakura and Meekatharra-Reedys properties. Once 300,000 ounces have been produced, the royalty begins paying at a per year rate of 1.5% for the next 75,000 ounces per year produced and at a rate of 2.5% on production above 75,000 ounces per year. Cumulative production is estimated at 271,000 ounces as of June 30, 2013.

11 The 1.0% NSR applies to the Rand area only. Royalty payable on gold only.

12 Figures reflect reserves associated with the entire property. The operator did not provide a detailed breakdown of the reserves subject to Royal Gold's royalty interest. Therefore, a portion of the reserves is not subject to Royal Gold's royalty interest.

13 Operation placed on care and maintenance in December 2012. The operator has not indicated when mining will continue.

14 This is a metal stream whereby the purchase price for gold ounces delivered is $435 per ounce, or the prevailing market price of gold, if lower; no inflation adjustment.

15 Commissioning began in August 2013. Thompson Creek estimates that commercial production will begin in the fourth quarter of calendar 2013.

16 Operation is currently in production; estimated pay-back of capital, a requisite to royalty payments, to occur by 2016.

17 Operation is currently in production but not on Royal Gold's royalty ground.

18 This is a metal stream whereby Royal Gold is entitled to 12.5% of payable gold until 48,000 ounces of payable gold have been delivered; 7.5% thereafter.

19 This is a metal stream whereby the purchase price for gold ounces delivered is $450 per ounce on the first 48,000 ounces of gold; $500 per ounce thereafter, or the prevailing market price, if lower.

20 This is a metal stream whereby Royal Gold is entitled to 22.5% of payable silver until 2.78 million ounces of payable silver have been delivered; 9.75% thereafter.

21 This is a metal stream whereby the purchase price for silver ounces delivered is $5.00 per ounce on the first 2.78 million ounces of silver; $7.50 per ounce thereafter, or the prevailing market price of the metal, if lower.

22 Reserve figures represent the estimated gold and copper reserves that are associated with Royal Gold's royalty interests rather than total reserves for the project. Total reserves at the project are estimated to be 9.5 million ounces of gold and 7.0 billion pounds of copper.

23 Goldcorp presently reports reserves attributable to its 70% interest in the El Morro project which currently consists of the La Fortuna deposit. La Fortuna is the only deposit at the project with reported reserves. Royal Gold estimates that its royalty covers approximately 30% of this deposit.

24 Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. Approximately 20% of the royalty is limited to the first 14.0 million ounces of gold produced from the project. Also, 24% of the royalty can be extended beyond 14.0 million ounces produced for $4.4 million. In addition, a one-time payment totaling $8.4 million will be made if gold prices exceed $600 per ounce for any six-month period within the first 36 months of commercial production. Barrick has announced that development at Pascua-Lama has been suspended pending the outcome of regulatory and litigation challenges.

25 NSR sliding-scale schedule (price of gold per ounce - royalty rate): less than or equal to $325 - 0.78%; $400 - 1.57%; $500 - $2.72%; $600 - 3.56%; $700 - 4.39%; greater than or equal to $800 - 5.23%. Royalty is interpolated between the lower and upper endpoints.

26 Royalty applies to all copper production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. This royalty will take effect after January 1, 2017.

27 Royalty only applies to Section 29 which currently holds about 95% of the reserves reported for the property.

28 An additional Cordilleran royalty applies to a portion of Section 28.

29 Operation has been placed on care and maintenance as of June 2013. The operator has not indicated when mining will resume.

30 Additional Rayrock royalties apply to Sections 28, 32 and 33; these royalty rates vary depending on pre-existing royalties. The Rayrock royalties take effect once 200,000 ounces of gold have been produced from open pits on the property. As of June 30, 2013, approximately 103,000 ounces have been produced from the existing open pits.

31 Royalty is capped at $300,000 plus simple interest.

Evaluation Properties

1 Royal Gold considers and categorizes an exploration stage property to be an "evaluation stage" property if mineralized material has been identified on the property but reserves have yet to be identified. The U.S. Securities and Exchange Commission does not recognize the term "mineralized material." Investors are cautioned not to assume that any part or all of the mineralized material identified on these properties will ever be converted into reserves.

2 The 1.5% to 2.5% NSR sliding-scale royalty applies to cumulative production above 300,000 ounces at both the Burnakura and Meekatharra-Reedys properties. Once 300,000 ounces have been produced, the royalty begins paying at a per year rate of 1.5% for the next 75,000 ounces per year produced and at a rate of 2.5% on production above 75,000 ounces per year. Cumulative production is estimated at 271,000 ounces as of June 30, 2013.

3 Royalty applies on production above 10,000 ounces.

4 Royalty is capped at 500,000 ounces.

5 Royalty rate is 4.0% for grades at 1.5 g/t or less and 2.5% at grades above 1.5 g/t.

6 Royalty applies to production above 40,000 ounces and is capped at $1 million.

7 Operator has the right to buy back up to 2.0% of the royalty for US$2.0 million.

8 Royalty rate is 1.95% on Goose Lake and 2.35% on George Lake.

9 Royalty on George Lake applies to production above 800,000 ounces. Royalty on Goose Lake applies to production above 400,000 ounces.

10 Royalty applies to production above 675,000 ounces.

11 The 0.75% NSR royalty applies to gold and silver and the 1.0% NSR royalty applies to platinum group elements, copper and nickel. The 0.5% NSR royalty applies to gold, silver, platinum group elements, copper and nickel. The 1.25% NSR royalty applies to gold and silver and the 1.5% NSR royalty applies to platinum group elements, copper and nickel. These royalties become payable on commercial production once capital repayment has been made at the project.

12 A $325,000 payment is due upon production of the first 100,000 ounces. Once production reaches 200,000 ounces, the royalty begins paying at the following rate schedule (price of gold per ounce - royalty rate): $0.00 to $425 - 1.0%; $425 and above - 2.0%.

13 Royalty is payable on per pound of uranium produced above eight million pounds.

14 Royalty rate is 1.0% for each ton of ore having a value of less than $115 per ton; 2.0% for each ton of ore having a value between $115 and $135 per ton; and 3.0% for each ton of ore having a value greater than $135 per ton.

15 Royalty rate is 3.0% on Homestake and Emerald unpatented claims; 1.0% on Emerald patented claims.

16 The 1.0% royalty rate applies to the SS lode claims only.

17 An additional 1.0% NSR applies to gold production between 500,000 ounces and 1.0 million ounces. The royalty increases to a 2.0% NSR on production in excess of 1.0 million ounces. This royalty applies to various claims on the mining property.

Exploration Properties

1 Royalty paid on dollars per tonne of ore above 50,000 tonnes up to 500,000 tonnes.

2 Royalty payable on all minerals, except nickel or any by-products in whatever form or state.

3 Royalty payable on gold only.

4 Royalty rate is 2.0% for gold and 1.5% for all other metals.

5 Royalty rate is equal to 15% of the proceeds of production until $1,760,000 has been paid. A 2.0% NSR royalty applies to production thereafter.

6 The 2.0% NSR royalty applies to production from an area of the property referred to as the "GeoNova Properties," and the 3.0% NSR royalty applies to production from an area of the property referred to as the "Homestake Properties."

7 Sliding-scale royalty applies to gold only. NSR sliding-scale schedule (price per gold ounce - royalty rate): Below $325 - 0.0%; $325 - 1.5%; $375 - 2.0%. Once $500,000 has been received in gold royalty payments, the rate will reduce to 1.0% and will only be in effect at a gold price of $350 per ounce or higher. The 2.0% NSR royalty applies to silver and copper.

8 Operator has the option to purchase the entire 1.0% NSR for $1 million prior to the development of a mine on the property.

9 Operator has the option to purchase 1.25% of the 2.5% NSR for $1 million at any time prior to a production decision or within 30 days thereafter.

10 Operator may purchase 1.5% of the 2.5% NSR at any time for CDN$1.5 million.

11 The 1.0 to 3.0% NSR sliding-scale royalty only applies to gold production. The 2.0% NSR royalty applies to commercial production of all minerals excluding diamonds and industrial minerals. The 1.0% GV royalty applies to commercial production of all diamonds and industrial minerals.

12 Owner has the option to purchase 1.0% of the 3.0% NSR for $1 million at any time.

13 Operator has the right to purchase 2.5% of the 5.0% NSR at any time for $1million.

14 Royalty on three property packages is capped at an aggregate of $2 million.

15 Royalty is capped at $1 million.

16 The 15.0% NPI and the 14.0% NPI apply to different claims on the property.

17 The 2.0% NSR becomes payable once 400,000 ounces have been produced.

18 Royalty rate varies depending on pre-existing royalties (max of 6.0%).

19 The 3.0% GSR applies to production from the properties from which greater than 60% of the revenues are projected to be derived from gold and silver. The 10% NPI applies to production from the properties from which less than 60% of the revenues are projected to be derived from gold and silver.

THE GOLD MARKET[1]

Gold Price and Demand Overview

The price of gold rose 6% in calendar 2012, marking the 11th consecutive year of price increases for the precious metal. However, it was the smallest percentage increase in the annual average price since the beginning of the gold bull market in 2002. Demand for gold was influenced by brisk Central bank buying and resilient institutional investor demand, which were partially offset by flat jewelry demand and slightly lower bar and coin demand relative to the prior year. Over the same 12-month timeframe, the gold price averaged $1,670 compared with an average of $1,572 in calendar 2011.

Calendar Year 2012

Central banks were once again net purchasers of gold, adding 17.5 million ounces to their reserves, an increase of nearly 20% over the heavy demand seen in the previous year. According to historical records from the World Gold Council, this was the greatest level of demand in central bank buying in 50 years. Several countries more than doubled their current reserves including Brazil, Paraguay, and Iraq. Other notable accumulations occurred in Turkey (5.3 million ounces), followed by Russia (2.4 million ounces), and Brazil, the Philippines, and Kazakhstan (just over 1 million ounces each). The largest seller of gold was the central bank of Germany, shedding approximately 177,000 ounces for the purpose of minting commemorative gold coins.

The gold price also reflected strong investment demand for exchange traded funds ("ETFs"). According to the CPM Group[2], gold ETF holdings reached an all-time high of 86.5 million ounces on December 30, 2012, with net additions totaling 8.4 million ounces for the year.

In contrast, the demand for gold jewelry and physical gold bars and coins dropped by 4% and 17%, respectively. These demand categories tend to be consumer-driven, and were impacted by a temporary increase in import duties in India, price sensitivity in Thailand, South Korea and Vietnam, and a relative slowdown of the Chinese economy in 2012.

In calendar 2012, total gold supply decreased by 2%, as lower recycling activity offset a modest increase in mine production. A return to net producer de-hedging also contributed to the slightly lower total supply figure. Annual gold mine output was 86.6 million ounces in 2012, compared with 91 million ounces in 2011. This modest decrease was largely due to lower production from Argentina, Australia, Papua New Guinea, and South Africa, partially offset by increased production in Canada, China, Ghana, Mali, Mexico, Russia and Tanzania.

China was again the world's biggest gold producer in 2012, with nearly 13 million ounces of production, followed by Australia with an output of 8.7 million ounces of gold. The United States was the third largest producer mining 8 million ounces, followed by Russia with 6.6 million ounces. South Africa, once a top producer, held fifth place with 5 million ounces of production.

Six Months to June 30, 2013

In the first six months of 2013, the average gold price decreased 8% from $1,651 to an average of $1,522 over the same period in calendar 2012. Investment demand fell 12% from the prior year period as investors interpreted signs of strength in the US economy as indication that quantitative easing may come to an end. The lower investment demand was partially offset by jewelry demand, which was up 21% from the prior year period, largely due to lower prices and pent up demand. Total supply of gold for the first half 2013 was down 4% ending the period at 66.1 million ounces, largely due to a lower supply of recycled gold.

Central bank purchases also dropped significantly in the first half of fiscal 2013, declining by 35% from 9 million ounces to 5.8 million ounces as of June 30, 2013.

According to the World Gold Council's *Gold Demand Trends – Second Quarter 2013*, the lower rate of purchasing was likely the result of volatile price moves during the period, weakness in emerging market currencies, and the declining rate of growth in foreign exchange reserves among the banks. The buying was concentrated among central banks in the Commonwealth of Independent States region, the largest of which was Russia, purchasing 482,000 ounces during the quarter ended March 30, 2013. Again, many of the developing countries' purchases reflected a need for reserve diversification as they remain largely underweight in their allocation of gold compared with larger, more developed countries.

Organizational Involvement

Royal Gold is an active participant in organizations involved in promoting the mining industry and the use of gold. The Company is a member of the World Gold Council, and is represented by its President and Chief Executive Officer on the board of the National Mining Association; by its Vice President of Operations on the boards of the Nevada and Colorado Mining Associations; by its Chief Financial Officer and Treasurer on the boards of the Northwest Mining Association and the Denver Gold Group; and by its Vice President, Investor Relations who serves as Chairman of the Board of Directors of the Denver Gold Group.

For more information on gold, you can visit the following web sites:

Colorado Mining Association - www.coloradomining.org

Denver Gold Group - www.denvergold.org

Minerals Education Coalition - www.MineralsEducationCoalition.org

National Mining Association - www.nma.org

Nevada Mining Association - www.nevadamining.org

Northwest Mining Association - www.nwma.org

World Gold Council - www.gold.org

1 *This information is derived from the World Gold Council, Thomson Reuters-GFMS, and the CPM Group and represents the data and opinions of those sources. Royal Gold has not verified this data and presents this information as a representative overview of views on the gold business from gold industry sources. No assurance can be given that this data or these opinions will prove accurate. Investors are urged to reach their own conclusions regarding the gold market.*

2 *From the CPM Gold Yearbook 2013, March 2013, Volume 27, Number 1.*

CORPORATE RESPONSIBILITY

Royal Gold is committed to preserving and protecting the environment, promoting the health and safety of its employees, respecting local cultures and values, and being an exemplary international corporate citizen. Although Royal Gold does not control or operate any of the properties where we hold royalty interests, we do expect and encourage the operators of such properties to conduct their activities in a responsible manner. As demonstrated by our membership in the World Gold Council, which is an associate member of the International Council on Mining and Metals (ICMM), Royal Gold supports the ten ICMM principles that seek continual improvement in sustainable development performance. In fiscal 2013, 28% of our revenue from primary gold producing companies was derived from World Gold Council member companies that also support the ICMM principles. Approximately 61% of our total revenue for fiscal 2013 was derived from ICMM member companies.

NON-GAAP FINANCIAL MEASURES

The Company computes and discloses Adjusted EBITDA.
Adjusted EBITDA is a non-GAAP financial measure.

Adjusted EBITDA is defined by the Company as net income plus depreciation, depletion and amortization, non-cash charges, income tax expense, interest and other expense, and any impairment of mining assets, less non-controlling interests in operating income of consolidated subsidiaries, interest and other income, and any royalty portfolio restructuring gains or losses. Other companies may define and calculate this measure differently. Management believes that Adjusted EBITDA is a useful measure of the performance of our royalty portfolio. Adjusted EBITDA identifies the cash generated in a given period that will be available to fund the Company's future operations, growth opportunities, shareholder dividends and to service the Company's debt obligations. This information differs from measures of performance determined in accordance with U.S. generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. Below is a reconciliation of net income to Adjusted EBITDA:

Adjusted EBITDA Reconciliation

			For the Years Ended June 30,		
(Unaudited in thousands)	**2013**	**2012**	**2011**	**2010**	**2009**
Net income	$ 73,409	$ 98,309	$ 77,299	$ 29,422	$ 41,357
Depreciation, depletion and amortization	85,020	75,001	67,399	53,793	32,578
Non-cash employee stock compensation	5,701	6,507	6,494	7,279	2,921
Restructuring on royalty interests in mineral properties	-	1,328	-	-	-
Loss on available-for-sale securities	12,121	-	-	-	-
Royalty portfolio restructuring gain	-	-	-	-	(33,714)
Interest and other income	(2,902)	(3,836)	(5,088)	(6,360)	(3,192)
Interest and other expense	25,117	7,705	7,740	3,809	984
Income tax expense	63,759	54,710	38,974	14,164	21,857
Non-controlling interests in operating income of consolidated subsidiaries	(1,402)	(2,108)	(2,646)	(2,039)	(1,085)
Adjusted EBITDA	$ 260,805	$ 237,616	$ 190,172	$ 100,068	$ 61,706

GLOSSARY

Concentrate: The clean product recovered in froth flotation.

Fixed-rate royalty: A royalty rate that stays constant.

Grade: The metal content of ore. With precious metals, grade is expressed as troy ounces per ton of ore or as grams per tonne of ore. A "troy" ounce is one-twelfth of a pound.

Gross proceeds royalty (GPR): A royalty in which payments are made on contained ounces rather than recovered ounces.

Gross smelter return (GSR) royalty: A defined percentage of the gross revenue from a resource extraction operation, less, if applicable, certain contract-defined costs paid by or charged to the operator.

Gross value (GV) royalty: A defined percentage of the gross value, revenue or proceeds from a resource extraction operation, without deductions of any kind.

Metal streaming: A metal purchase agreement that provides, in exchange for an upfront deposit payment, the right to purchase all or a portion of one or more metals produced from a mine, at a price determined for the life of the transaction by the purchase agreement.

Milling royalty: A royalty on ore throughput at a mill.

Mineralized material: That part of a mineral system that has potential economic significance but is not included in the proven and probable ore reserve estimates until further drilling and metallurgical work is completed, and until other economic and technical feasibility factors based upon such work have been resolved.

Net profits interest (NPI) royalty: A defined percentage of the gross revenue from a resource extraction operation, after recovery of certain contract-defined pre-production costs, and after a deduction of certain contract-defined mining, milling, processing, transportation, administrative, marketing and other costs.

Net smelter return (NSR) royalty: A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

Net value royalty (NVR): A defined percentage of the gross revenue from a resource extraction operation, less certain contract-defined costs.

Probable reserve: Ore reserves for which quantity and grade are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume geological continuity between points of observation.

Proven reserve: Ore reserves for which: (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade is computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are categorized as proven or probable reserves (see separate definitions).

Royalty: The right to receive a percentage or other denomination of mineral production from a mining operation.

Sliding-scale royalty: A royalty rate that fluctuates based on contract-specified variables such as metal price or production volume.

Ton: A unit of weight equal to 2,000 pounds or 907.2 kilograms.

Tonne: A unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

FIVE-YEAR RETURN TO SHAREHOLDERS

Return to Shareholders [1]


$300
$200
$100
$0
2008
2009
2010
2011
2012
2013
ROYAL GOLD
S&P 500 INDEX
PHLX GOLD/SILVER SECTOR

PHLX Gold/Silver Sector Index SM (XAU SM)

Agnico Eagle Mines Limited
Allied Nevada Gold Corp.
Anglogold Ashanti Limited
AuRico Gold Inc.
Banro Corporation
Barrick Gold Corporation
Coeur d'Alene Mining, Inc.
Compania De Minas Buenaventura
Eldorado Gold Corporation
First Majestic Silver Corporation
Freeport-McMoran Copper & Gold
Gold Fields Limited
Gold Resource Corporation
Goldcorp Inc.
Harmony Gold Mining Limited
Hecla Mining Company
IAMGold Corporation
Kinross Gold Corporation
McEwen Mining Inc.
New Gold Inc.
Newmont Mining Corporation
NovaGold Resources Inc.
Pan American Silver Corporation
Randgold Resources Limited
Royal Gold, Inc.
Seabridge Gold Inc.
Silver Standard Resources Inc.
Silver Wheaton Corporation
Tanzanian Royalty Exploration Corporation
Yamana Gold, Inc.

Annual Return Percentage

Company Name / Index	Years Ended June 30, 2009	2010	2011	2012	2013
Royal Gold, Inc.	34.29	16.00	23.02	34.68	-45.79
S&P 500 Index	-26.22	14.43	30.69	5.45	20.60
PHLX Gold/Silver Sector	-28.02	32.27	14.01	-19.98	-40.06

Indexed Returns [1]

Company Name / Index	Base Period 2008	Years Ended June 30, 2009	2010	2011	2012	2013
Royal Gold, Inc.	100	134.29	155.78	191.64	258.09	139.91
S&P 500 Index	100	73.78	84.43	110.35	116.36	140.32
PHLX Gold/Silver Sector	100	71.98	95.20	108.54	86.86	52.07

1. Includes dividend reinvestment

Forward Looking Statements

Cautionary "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements that Royal Gold's portfolio provides investors an opportunity to capture value in the precious metals sector; that the Company will maintain upside potential through production expansion and reserve increases through exploration; that the Company's business model will generate strong cash flow and high margins with a lower cost structure; that Royal Gold's business model allows revenue growth without adding significant overhead costs; the expectation that Mt. Milligan will be our largest future source of revenue, potentially representing a 50% increase in net gold equivalents at current prices and full production; that we should see meaningful revenue contributions commencing at or near the beginning of calendar 2014 from Mt. Milligan; the expection that Pascua-Lama will commence production in calendar 2016 and contribute towards the Company's long-term growth; the expectation that Royal Gold's cornerstone properties will have mine lives over two decades and will provide a stable foundation over many years; that our asset diversification will provide more consistent financial results; the magnitude of production growth at Peñasquito once sufficient water is available; and estimated proven and probable reserves, production estimates, time frames for construction and mine start-up, and mill throughput reported by the operators of our various properties. Factors that could cause actual results to differ materially from these forward-looking statements include, among others, changes in gold and other metals prices; the performance of our producing royalty properties; unanticipated grade, geological, metallurgical, processing or other problems at the royalty properties; economic and market conditions, as well as other factors described elsewhere in this report and our report on Form 10-K (See Part I, Item 1A, Risk Factors.) The reader is urged to read the Risk Factors in connection with the risks inherent in our forward-looking statements. We disclaim any obligation to update any forward looking-statements. Readers are cautioned not to put undue reliance on forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File Number 001-13357

Royal Gold, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**84-0835164** (I.R.S. Employer Identification No.)
1660 Wynkoop Street, Suite 1000 **Denver, Colorado** (Address of Principal Executive Offices)	**80202** (Zip Code)

Registrant's telephone number, including area code: **(303) 573-1660**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the voting common stock held by non-affiliates of the registrant, based upon the closing sale price of Royal Gold common stock on December 30, 2012, as reported on the NASDAQ Global Select Market was $5,009,069,966. There were 64,378,015 shares of the Company's common stock, par value $0.01 per share, outstanding as of July 29, 2013. In addition, as of such date, there were 667,229 exchangeable shares of RG Exchangeco Inc., a subsidiary of registrant, outstanding which are exchangeable at any time into shares of the Company's common stock on a one-for-one basis and entitle their holders to dividend and other rights economically equivalent to those of the Company's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders scheduled to be held on November 20, 2013, and to be filed within 120 days after June 30, 2013, are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

INDEX

(This page has been left blank intentionally.)

This document (including information incorporated herein by reference) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve a degree of risk and uncertainty due to various factors affecting Royal Gold, Inc. and its subsidiaries. For a discussion of some of these factors, see the discussion in Item 1A, Risk Factors, of this report. In addition, please see our note about forward-looking statements included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), of this report.

PART I

ITEM 1. BUSINESS

Overview

Royal Gold, Inc. ("Royal Gold", the "Company", "we", "us", or "our"), together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties, precious metals streams and similar interests. Royalties are non-operating interests in mining projects that provide the right to revenue or metals produced from the project after deducting specified costs, if any. We use the term "royalty interest" in this Annual Report on Form 10-K to refer to royalties, gold, silver or other metal stream interests, and other similar interests. We seek to acquire existing royalty interests or to finance projects that are in production or in development stage in exchange for royalty interests. In the ordinary course of business, we engage in a continual review of opportunities to acquire existing royalty interests, to create new royalty interests through the financing of mine development or exploration, or to acquire companies that hold royalty interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes.

As of June 30, 2013, the Company owned royalty interests on 36 producing properties, 21 development stage properties and 147 exploration stage properties, of which the Company considers 50 to be evaluation stage projects. The Company uses "evaluation stage" to describe exploration stage properties that contain mineralized material and on which operators are engaged in the development of reserves. We do not conduct mining operations nor are we required to contribute to capital costs, exploration costs, environmental costs or mining, processing or other operating costs on the properties in which we hold royalty interests. During the fiscal year ended June 30, 2013, we focused on the management of our existing royalty interests and the acquisition of royalty interests.

As discussed in further detail throughout this report, some significant developments to our business during fiscal year 2013 were as follows:

(1) Our royalty revenues increased 10% to $289.2 million, compared with $263.1 million during fiscal year 2012;

(2) We acquired the right to purchase an additional 12.25% of the payable gold produced from the Mt. Milligan copper-gold project located in British Columbia, Canada;

(3) We sold 5,250,000 shares of our common stock, at a price of $90.00 per share, resulting in proceeds of approximately $472.5 million;

(4) We obtained the right to increase the net smelter return ("NSR") royalty we may acquire on all the gold and silver production from Seabridge Gold, Inc.'s ("Seabridge") Kerr-Sulphurets-Mitchell project ("KSM Project") in British Columbia, Canada by 0.75%; and

(5) We increased our calendar year dividend to $0.80 per basic share, which is paid in quarterly installments throughout calendar year 2013. This represents a 33% increase compared with the dividend paid during calendar year 2012.

Certain Definitions

Additional Mineralized Material: Additional mineralized material is that part of a mineral system that has potential economic significance but cannot be included in the proven and probable ore reserve estimates until further drilling and metallurgical work is completed, and until other economic and technical feasibility factors based upon such work have been resolved. The Securities and Exchange Commission (the "SEC") does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Gross Proceeds Royalty (GPR): A royalty in which payments are made on contained ounces rather than recovered ounces.

Gross Smelter Return (GSR) Royalty: A defined percentage of the gross revenue from a resource extraction operation, in certain cases reduced by certain contract-defined costs paid by or charged to the operator.

g/t: A unit representing grams per tonne.

Gold or Silver Stream: A gold or silver purchase agreement that provides, in exchange for an upfront deposit payment, the right to purchase all or a portion of gold or silver, as applicable, produced from a mine, at a price determined for the life of the transaction by the purchase agreement.

Net Profits Interest (NPI): A defined percentage of the gross revenue from a resource extraction operation, after recovery of certain contract-defined pre-production costs, and after deduction of certain contract-defined mining, milling, processing, transportation, administrative, marketing and other costs.

Net Smelter Return (NSR) Royalty: A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

Net Value Royalty (NVR): A defined percentage of the gross revenue from a resource extraction operation, less certain contract-defined transportation costs, milling costs and taxes.

Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

Probable (Indicated) Reserves: Reserves for which the quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

Payable Metal: Ounces or pounds of metal in concentrate payable to the operator after deduction of a percentage of metal in concentrate that is paid to a third-party smelter pursuant to smelting contracts.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Royalty: The right to receive a percentage or other denomination of mineral production from a resource extraction operation.

Ton: A unit of weight equal to 2,000 pounds or 907.2 kilograms.

Tonne: A unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

Recent Business Development

Proposed Acquisition of the El Morro Royalty

In August 2013, Royal Gold, through its wholly-owned Chilean subsidiary, acquired a 70% interest in a 2.0% NSR royalty on certain portions of the El Morro copper gold project in Chile ("El Morro"), from Xstrata Copper Chile S.A., for $35 million. Goldcorp Inc. ("Goldcorp") holds 70% ownership of the El Morro project and is the operator, with the remaining 30% held by New Gold Inc. ("New Gold"). Goldcorp and New Gold reported that as of December 31, 2012, proven and probable reserves totaled 9.5 million ounces of gold and 7 billion pounds of copper on a 100% basis. This royalty encompasses some legacy BHP concessions that are currently estimated by Royal Gold to cover approximately one-third of the total reserve.

Goldcorp has indicated that all El Morro project field construction activities have been suspended since April 27, 2012, pending the definition and implementation by the Chilean environmental permitting authority (the Servicio de Evaluación Ambiental or SEA) of a community consultation process which corrects certain deficiencies in that process as specifically identified by the Antofogasta Court of Appeals. The Chilean authorities and local communities continue to refine and advance this new consultation process with Goldcorp's support. Overall project activities are restricted to gathering information and engineering to support permit applications for submission following the completion of the administrative process and optimization of the project including securing a long-term power supply.

Fiscal 2013 Business Developments

Please refer to Item 7, MD&A, for discussion on recent liquidity and capital resource developments.

Acquisition of an Additional Royalty Option on the Kerr-Sulphurets-Mitchell Project

On December 13, 2012, Royal Gold purchased 1,004,491 common shares (the "Additional Seabridge Shares") of Seabridge at a 15% premium to the volume weighted-average trading price of Seabridge common shares on the Toronto Stock Exchange ("TSX") for a five day trading period that ended December 11, 2012, for $18.3 million (C$18.0 million). Effective December 13, 2012, Royal Gold entered into an amendment (the "Seabridge Amendment") to its option agreement with Seabridge (the "Seabridge Option Agreement") to, among other things, remove the 270 day minimum holding period applicable to the Additional Seabridge Shares.

Upon Royal Gold's purchase of the Additional Seabridge Shares, Royal Gold obtained the right, under the Seabridge Option Agreement, as amended by the Seabridge Amendment, to increase the NSR royalty it may acquire on all of the gold and silver production from Seabridge's KSM project in British Columbia, Canada, by 0.75%. Royal Gold now holds the right to purchase either a 1.25% NSR royalty on such production for C$100 million, or a 2.0% NSR royalty for C$160 million. If Royal Gold exercises its purchase right, the purchase price will be payable in three equal installments over the 540-day period following exercise. Royal Gold sold the Additional Seabridge Shares in a private transaction to an unrelated party for $14.6 million (C$14.4 million) on December 13, 2012.

Mt. Milligan III Gold Stream Acquisition

On August 8, 2012, Royal Gold entered into an amendment to its purchase and sale agreement with Thompson Creek Metals Company Inc. ("Thompson Creek") whereby Royal Gold, among other things, agreed to purchase an additional 12.25% of the payable gold from the Mt. Milligan copper-gold project in exchange for a total of $200 million, of which $75 million was paid shortly after closing, and, when production is reached, cash payments for each payable ounce of gold delivered to Royal Gold, as discussed further below (the "Milligan III Acquisition"). Thompson Creek intends to use the proceeds from the Milligan III Acquisition to finance a portion of the construction of the Mt. Milligan project and related costs. Under the Milligan III Acquisition, Royal Gold increased its aggregate pre-production commitment in the Mt. Milligan project from $581.5 million to $781.5 million and agreed to purchase a total of 52.25% of the payable ounces of gold produced from the Mt. Milligan project at a cash purchase price equal to the lesser of $435, with no inflation adjustment, or the prevailing market price for each payable ounce of gold (regardless of the number of payable ounces delivered to Royal Gold).

As of June 30, 2013, the Company has paid $768.6 million of the aggregate pre-production commitment of $781.5 million. The final remaining scheduled quarterly payment of $12.9 million is due September 1, 2013. Royal Gold's obligation to make this quarterly payment is subject to the satisfaction of certain conditions included in the agreement governing the Milligan III Acquisition (including that the aggregate amount of historical payments made by Royal Gold plus the final quarterly payment is less than the aggregate costs of developing the Mt. Milligan project incurred or accrued by Thompson Creek as of the date of the quarterly payment).

Mt. Milligan is an open pit copper-gold project that Thompson Creek reports is in the advanced stages of construction and Thompson Creek estimates that commercial production will commence in the fourth quarter of calendar 2013. According to a National Instrument 43-101 technical report regarding the Mt. Milligan project filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under Thompson Creek's profile on October 13, 2011, proven and probable reserves total 482 million tonnes (0.20% copper; 0.39 g/t gold), containing 2.1 billion pounds of copper and 6.0 million ounces of gold, which reserves are estimated to support a mine life of approximately 22 years, with the project estimated to produce on average approximately 194,000 ounces of gold annually over the life of the mine, including estimated average production of 262,000 ounces of gold annually during the first six years of operation.

Our Operational Information

Operating Segments, Geographical and Financial Information

The Company manages its business under a single operating segment, consisting of the acquisition and management of royalty interests. Royal Gold's royalty revenue and long-lived assets (royalty interests in mineral properties, net) are geographically distributed as shown in the following table.

	Royalty Revenue			Royalty Interests in Mineral Property, net		
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,		
	2013	2012	2011	2013	2012	2011
Chile	29%	25%	21%	30%	35%	40%
Canada	24%	24%	19%	52%	43%	36%
Mexico	19%	20%	18%	7%	9%	11%
United States	17%	18%	24%	4%	5%	3%
Australia	4%	5%	5%	3%	3%	5%
Africa	3%	4%	9%	1%	1%	2%
Other	4%	4%	4%	3%	4%	3%

Please see "*Operations in foreign jurisdictions are subject to many risks, which could decrease our revenues,*" under Part I, Item 1A, Risk Factors, of this report for a description of the risks attendant to foreign operations.

Our financial results are primarily tied to the price of gold and, to a lesser extent, the price of silver, copper and nickel, together with the amounts of production from our producing stage royalty interests. The prices of gold, silver, copper, nickel and other metals have fluctuated widely in recent years. The marketability and the price of metals are influenced by numerous factors beyond the control of the Company and declines in the price of gold, silver, copper or nickel could have a material and adverse effect on the Company's results of operations and financial condition. During the fiscal year ended June 30, 2013, we derived approximately 77% of our royalty revenue from precious metals (including 70% from gold and 7% from silver), 11% from copper and 8% from nickel.

Competition

The mining industry in general and the royalty segment in particular are competitive. We compete with other royalty companies, mine operators, and financial buyers in efforts to acquire existing royalty interests and with the lenders, investors, and royalty and streaming companies providing financing to operators of mineral properties in our efforts to create new royalty interests. Many of our competitors in the lending and mining business are larger than we are and have greater resources and access to capital than we have. Key competitive factors in the royalty acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structure and consideration, and access to capital.

Regulation

Like all mining operations, the operators of the mines that are subject to our royalties must comply with environmental laws and regulations promulgated by federal, state and local governments including, but not limited to, the National Environmental Policy Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Clean Air Act; the Clean Water Act; the Hazardous Materials Transportation Act; and the Toxic Substances Control Act. Mines located on public lands in the United States are subject to the General Mining Law of 1872 (the "General Mining Law") and are subject to comprehensive regulation by either the United States Bureau of Land Management (an agency of the United States Department of the Interior) or the United States Forest Service (an agency of the United States Department of Agriculture). The mines also are subject to regulations of the United States Environmental Protection Agency ("EPA"), the United States Mine Safety and Health Administration and similar state and local agencies. Operators of mines that are subject to our royalty interests in other countries are obligated to comply with similar laws and regulations in those jurisdictions. Although we are not responsible as a royalty interest owner for ensuring compliance with these laws and regulations, failure by the operators of the mines on which we have royalty interests to comply with applicable laws, regulations and permits can result in injunctive action, damages and civil and criminal penalties on the operators which could reduce or eliminate production from the mines and thereby reduce or eliminate the royalties we receive and negatively affect our financial condition.

Corporate Information

We were incorporated under the laws of the State of Delaware on January 5, 1981. Our executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202; our telephone number is (303) 573-1660.

Available Information

Royal Gold maintains an internet website at www.royalgold.com. Royal Gold makes available, free of charge, through the Investor Relations section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our SEC filings are available from the SEC's internet website at www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically. These reports, proxy statements and other information may also be inspected and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The charters of Royal Gold's key committees of the Board of Directors and Royal Gold's Code of Business Conduct and Ethics are also available on the Company's website. Any of the foregoing information is available in print to any stockholder who requests it by contacting Royal Gold's Investor Relations Department at (303) 573-1660. The information on the Company's website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of our other filings with the SEC.

Company Personnel

We currently have 21 employees, all of whom are located in Denver, Colorado. Our employees are not subject to a labor contract or a collective bargaining agreement. We consider our employee relations to be good.

We also retain independent contractors to provide consulting services, relating primarily to geologic and geophysical interpretations and also relating to such metallurgical, engineering, environmental, and other technical matters as may be deemed useful in the operation of our business.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, financial condition, results of operations, and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please see our note about forward-looking statements included in Part II, Item 7, MD&A of this Annual Report on Form 10-K. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Business

Volatility in gold, silver, copper, nickel and other metal prices may have an adverse impact on the value of our royalty interests and may reduce our revenues. Certain contracts governing our royalty interests have features that may amplify the negative effects of a drop in metals prices.

The profitability of our royalty interests is directly related to the market price of gold, silver, copper, nickel and other metals. Our revenue is particularly sensitive to changes in the price of gold, as gold royalty interests represent the majority of our royalty revenue. Market prices may fluctuate widely and are affected by numerous factors beyond the control of Royal Gold or any mining company, including metal supply, industrial and jewelry fabrication, investment demand, central banking economic policy, expectations with respect to the rate of inflation, the relative strength of the dollar and other currencies, interest rates, gold purchases, sales and loans by central banks, forward sales by metal producers, global or regional political, economic or banking conditions, and a number of other factors.

Declines in market prices for gold, silver, copper, nickel and certain other metals such as those experienced during the first half of calendar 2013, decrease our revenues. Severe declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and we might not be able to recover the initial investment in our royalty interests. Our sliding-scale royalties, such as Cortez, Holt, Mulatos, Wolverine and other properties, amplify this effect, because when metal prices fall below certain thresholds in a sliding-scale royalty, a lower royalty rate is applied to production. Any such price decline may result in a material and adverse effect on our profitability, results of operations and financial condition.

In addition, the selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that decisions about exploration, development and construction are made and the commencement of production can have a material adverse effect on the economics of a mine and can eliminate or have a material adverse impact on the value of royalty interests.

Moreover, certain agreements governing our royalty interests, such as those relating to our royalty interests in the Andacollo, Robinson, Peñasquito and Voisey's Bay properties, are based on the operator's concentrate sales to smelters, which include price adjustments between the operator and the smelter based on metals prices at a later date, typically three to five months after shipment to the smelter. In such cases, our payments from the operator include a component of these later price adjustments, which can result in decreased revenue in later periods if metals prices have fallen.

Volatility in gold, silver, copper and nickel prices is demonstrated by the annual high and low prices for those metals from selected calendar years during the past decade.

- High and low gold prices per ounce, based on the London Bullion Market Association P.M. fix, have ranged from $416 to $320 in 2003, from $537 to $411 in 2005, from $1,212 to $810 in 2009, from $1,895 to $1,319 in 2011, from $1,792 to $1,540 in 2012, and from $1,694 to $1,192 year to date 2013.
- High and low silver prices per ounce, based on the London Bullion Market Association fix, have ranged from $5.97 to $4.37 in 2003, from $9.23 to $6.39 in 2005, from $19.18 to $10.51 in 2009, from $48.70 to $26.68 in 2011, from $37.23 to $26.67 in 2012, and from $32.23 to $18.61 year to date 2013.
- High and low copper prices per pound, based on the London Metal Exchange cash settlement price for Grade A copper, have ranged from $1.00 to $0.72 in 2003, from $2.08 to $1.44 in 2005, from $3.33 to $1.38 in 2009, from $4.60 to $3.08 in 2011, from $3.93 to $3.29 in 2012, and from $3.75 to $3.01 year to date 2013.
- High and low nickel prices per pound, based on the London Metal Exchange cash settlement price for nickel, have ranged from $7.53 to $3.36 in 2003, from $8.12 to $5.22 in 2005, from $9.31 to $4.25 in 2009, from $13.17 to $7.68 in 2011, from $9.90 to $6.89 in 2012, and from $8.46 to $6.00 year to date 2013.

We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are developed or operated in our best interest.

All of our current revenue is derived from royalty interests on properties operated by third parties. The holder of a royalty interest typically has no authority regarding the development or operation of a mineral property. Therefore, we are not in control of decisions regarding development or operation of any of the properties on which we hold a royalty interest, and we have limited legal rights to influence those decisions.

Our strategy of having others operate properties on which we retain a royalty interest puts us generally at risk to the decisions of others regarding all operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters and temporary or permanent suspension of operations, among others. These decisions are likely to be motivated by the best interests of the operator rather than to maximize payments to us. Although we attempt to secure contractual rights when we create new royalty interests, such as audit or access rights, that will permit us to protect our interests to a degree, there can be no assurance that such rights will always be available or sufficient, or that our efforts will be successful in achieving timely or favorable results or in affecting the operation of the properties in which we have a royalty interest in ways that would be beneficial to our stockholders.

Our revenues are subject to operational and other risks faced by operators of our mining properties.

Although we are not required to pay capital costs (except for transactions where we finance mine development) or operating costs, our financial results are indirectly subject to hazards and risks normally associated with developing and operating mining properties where we hold royalty interests. Some of these risks include:

- insufficient ore reserves;
- increases in production or capital costs incurred by operators or third parties that may impact the amount of reserves available to be mined, cause an operator to delay or curtail mining development and operations or render mining of ore uneconomical and cause an operator to close operations;
- declines in the price of gold, silver, copper, nickel and other metals;
- mine operating and ore processing facility problems;
- economic downturns and operators' insufficient financing;
- insolvency or bankruptcy of the operator;
- significant permitting, environmental and other regulatory requirements and restrictions and any changes in those regulations;
- challenges by non-mining interests to existing permits and mining rights, and to applications for permits and mining rights;
- community or civil unrest;
- labor shortages, increased labor costs, and labor disputes, strikes or work stoppages at mines;
- unanticipated geological conditions or metallurgical characteristics
- unanticipated ground or water conditions;
- pit wall or tailings dam failures or any underground stability issues;
- fires, explosions and other industrial accidents;
- environmental hazards and natural catastrophes such as floods, earthquakes or inclement or hazardous weather conditions;
- injury to persons, property or the environment;
- the ability of operators to maintain or increase production or to replace reserves as properties are mined; and
- uncertain domestic and foreign political and economic environments.

The occurrence of any of the above mentioned risks or hazards could result in an interruption, suspension or termination of operations or development work at any of the properties in which we hold a royalty interest and have a material adverse effect on our business, results of operations, cash flows and financial condition.

Acquired royalty interests, particularly on development stage properties, are subject to the risk that they may not produce anticipated revenues.

The royalty interests we acquire may not produce anticipated revenues. The success of our acquisitions of royalty interests is based on our ability to make accurate assumptions regarding the valuation, timing and amount of revenues to be derived from our royalty interests, particularly with respect to acquisitions of royalty interests on development stage properties. If an operator does not bring a property into production and operate in accordance with feasibility studies, technical or reserve reports or other plans due to lack of capital, inexperience, unexpected problems, delays, or otherwise, then the acquired royalty interest may not yield sufficient revenues to be profitable. Furthermore, operators of development stage properties must obtain and maintain all necessary environmental permits and access to water, power and other raw materials needed to begin production, and there can be no assurance that operators will be able to do so.

The Mt. Milligan mining project in Canada and the Pascua-Lama mining project in Chile and Argentina are among our principal development stage acquisitions. Construction work is nearing completion at Mt. Milligan, and Thompson Creek expects to commission the project in August 2013. However, construction activities on the Chilean side of Barrick's Pascua-Lama mining project are currently suspended pursuant to a court ruling while Barrick addresses environmental and other regulatory requirements to the satisfaction of Chilean authorities. Barrick has submitted a plan for review by the regulators to construct a water management system in compliance with permit conditions for completion by the end of 2014, after which it expects to resume the remaining construction work in Chile. Barrick intends to re-sequence construction of the process plant and other facilities in Argentina in order to target first production by mid-2016. Barrick expects capital costs for this project to total $8.0 to $8.5 billion, though Barrick has stated that it is unable to fully assess the impact on the overall capital budget, operating costs and schedule of the Pascua-Lama project until the regulatory and legal issues are clarified. The failure of the Mt. Milligan or Pascua-Lama project, or any of our other principal properties, to produce anticipated revenues on schedule or at all could have a material adverse effect on our business, results of operations, cash flows, financial condition or the other benefits we expect to achieve from the acquisition of royalty interests.

Further, as mines on which we have royalty interests mature, we can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration. There can be no assurance that the operators of properties where we hold royalty interests will be able to maintain or increase production or replace reserves as they are mined.

Several of our royalty interests are significant to us and any adverse development related to these properties could adversely affect our revenues.

Our investments in the Andacollo, Voisey's Bay and Peñasquito properties are currently significant to us, as our royalty interests in these properties resulted in approximately $142.8 million in revenue in fiscal year 2013, which was nearly 50% of our revenue for the period. In addition, we anticipate the Mt. Milligan and Pascua-Lama mining projects to contribute significantly to our revenues if and when they begin producing streaming or royalty revenues, respectively. Any adverse development affecting the operation of or production from these operations may have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we have limited or no control over operational decisions made by third party operators of these projects. Any adverse decision made by the operators, such as changes to mine plans, production schedules or metallurgical processes, may impact the timing and amount of revenue that we receive.

Potential litigation affecting the properties that we have royalty interests in could have an adverse effect on us.

Potential litigation may arise between the operators of properties on which we have royalty interests and third parties. As holder of a royalty interest, we generally will not have any influence on the litigation and generally will not have access to non-public information concerning such litigation. Any such litigation that results in the reduction, cessation or termination of production from a property, whether temporary or permanent, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We depend on our operators for the calculation of payments of our royalty interests. We may not be able to detect errors and later payment calculations may call for retroactive adjustments.

The payments of our royalty interests are calculated by the operators of the properties on which we have royalty interests based on their reported production. Each operator's calculation of our payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and, given the complex nature of mining and ownership of mining interests, errors may occur from time to time in the allocation of production and the various other calculations made by an operator. Any of these errors may render calculations of such payments inaccurate. Certain agreements governing our royalty interests require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in the calculation of payments of royalty interests that we receive. We do not, however, have the contractual right to receive production information for all of our royalty interests. As a result, our ability to detect payment errors through our royalty interest monitoring program and its associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive revenue adjustments. Some contracts governing our royalty interests provide us the right to audit the operational calculations and production data for the associated payments of royalty interests; however, such audits may occur many months following our recognition of the revenue and may require us to adjust our revenue in later periods, which could require us to restate our financial statements.

Development and operation of mines is very capital intensive and any inability of the operators of properties where we hold royalty interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of and revenue from our royalty interests.

The development and operation of mines is very capital intensive, and if operators of properties where we hold royalty interests do not have the financial strength or sufficient credit or other financing capability to cover the costs of developing or operating a mine, the operator may curtail, delay or cease development or operations at a mine site. Operators' ability to raise and service sufficient capital may be affected by, among other things, macroeconomic conditions, future commodity prices of metals to be mined, or further economic volatility in the U.S. and global financial markets as has been experienced in recent years. If any of the operators of the properties on which we have royalty interests suffer these material adverse effects, then our royalty interests and the value of and revenue from our royalty interests may be materially adversely affected. In addition, continued economic volatility or a credit crisis could adversely affect the ability of operators to obtain debt or equity financing for the exploration, development and operation of their properties.

Certain of our royalty interests are subject to payment or production caps or rights in favor of the operator or third parties that could reduce the revenues generated from the royalty interest.

Some of our principal royalty interests are subject to limitations, such that the royalty interest will extinguish after threshold production is achieved or payments at stated thresholds are made. For example, a portion of our royalty at Pascua-Lama and our royalty at Mulatos are subject to production caps. Furthermore, certain other agreements governing our royalty interests contain rights that favor the operator or third parties. For example, in fiscal year 2011, Osisko, the operator of Canadian

Malartic, one of our principal producing properties, exercised its buy-down right that reduced our royalty from a 3% NSR royalty to a 1.5% NSR royalty. Also, certain individuals from whom we purchased portions of our royalties at Pascua-Lama are entitled to one-time payments if the price of gold exceeds certain thresholds. If any of these thresholds are met or similar rights are exercised or we fail to make the required payment, our future revenue could be reduced.

We may enter into acquisitions or other material transactions at any time.

In the ordinary course of business, we engage in a continual review of opportunities to acquire existing royalty interests, to create new royalty interests through the financing of mining projects or to acquire companies that hold royalty interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, technical, financial and other confidential information, submission of indications of interest and participation in discussions or negotiations for acquisitions. We also often consider obtaining or providing debt commitments for acquisition financing. Any such acquisition could be material to us. We could issue common stock or incur additional indebtedness to fund our acquisitions. Issuances of common stock may dilute existing stockholders and reduce some or all of our financial measures on a per share basis. In addition, any such acquisition or other transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project, its operators, or the jurisdictions in which the project is located.

In addition, we may consider opportunities to restructure our royalty interests where we believe such restructuring would provide a long-term benefit to the Company, though such restructuring may reduce near-term revenues or result in the incurrence of transaction related costs. We could enter into one or more acquisition or restructuring transactions at any time.

We may be unable to successfully acquire additional royalty interests at appropriate valuations.

Our future success largely depends upon our ability to acquire royalty interests at appropriate valuations, including through royalty interest and corporate acquisitions and other financing transactions. Most of our revenues are derived from royalty interests that we acquire or finance, rather than through exploration of properties. There can be no assurance that we will be able to identify and complete the acquisition of such royalty interests or businesses that own desired interests, at reasonable prices or on favorable terms, or, if necessary, that we will have, or be able to obtain, sufficient financing on reasonable terms to complete such acquisitions. Continued economic volatility or a credit crisis could adversely affect our ability to obtain debt or equity financing for acquisitions of additional royalty interests. In addition, we face competition in the acquisition of royalty interests. We have competitors that are engaged in the acquisition of royalty interests, including companies with greater financial resources, and we may not be able to compete successfully against these companies in acquiring new royalty interests. If we are unable to successfully acquire additional royalty interests, the reserves subject to our royalty interests will decline as the producing properties on which we have such royalty interests are mined or payment or production caps on certain of our royalty interests are met. We also may experience negative reactions from the financial markets or operators of properties on which we seek royalty interests if we are unable to successfully complete acquisitions of royalty interests or businesses that own desired royalty interests. Each of these factors could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Estimates of reserves and mineralization by the operators of mines in which we have royalty interests are subject to significant revision.

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control and the control of the operators of properties in which we have royalty interests. Reserve estimates for our royalty interests are prepared by the operators of the mining properties. We do not participate in the preparation or verification of such reports and have not independently assessed or verified the accuracy of such information. The estimation of reserves and of other mineralized material is a subjective process, and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate, may cause a revision of such estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Assumptions about gold and other precious metal prices are subject to great uncertainty, and such prices have fluctuated widely in the past. Declines in the market price of gold, silver, copper, nickel or other metals also may render reserves or mineralized material containing relatively lower ore grades uneconomical to exploit. Changes in operating costs and other factors including short-term operating factors, the processing of new or different ore grades, geotechnical characteristics and metallurgical recovery, may materially and adversely affect reserves. Finally, it is important to note that our royalty interests generally give us interests in only a small portion of the production from the operators' aggregate reserves, and the size of those interests varies widely based on the individual documents governing the royalty interest.

Estimates of production by the operators of mines in which we have royalty interests are subject to change, and actual production may vary materially from such estimates.

Production estimates are prepared by the operators of mining properties. There are numerous uncertainties inherent in estimating anticipated production attributable to our royalty interests, including many factors beyond our control and the control of the operators of the properties in which we have royalty interests. We do not participate in the preparation or verification of production estimates and have not independently assessed or verified the accuracy of such information. The estimation of anticipated production is a subjective process and the accuracy of any such estimates is a function of the quality of available data, reliability of production history, variability in grade encountered, mechanical or other problems encountered, engineering and geological interpretation and operator judgment. Rates of production may be less than expected. Results of drilling, metallurgical testing and production, changes in commodity prices, and the evaluation of mine plans subsequent to the date of any estimate may cause actual production to vary materially from such estimates.

If title to properties is not properly maintained by the operators, or is successfully challenged by third parties, our royalty interests could become invalid.

Our business includes the risk that operators of mining projects and holders of mining claims, tenements, concessions, mining licenses or other interests in land and mining rights may lose their exploration or mining rights, or have their rights to mining properties contested by private parties or the government. Internationally, mining tenures are subject to loss for many reasons, including expiration, failure of the holder to meet specific legal qualifications, failure to pay maintenance fees, reduction in geographic extent upon passage of time or upon conversion from an exploration tenure to a mining tenure, failure of title and similar risks. Unpatented mining claims, for example, which constitute a significant portion of the properties on which we hold royalty interests in the United States, and which are generally considered subject to greater title risk than real property interests held by absolute title, are often uncertain and subject to contest by third parties and the government. If title to unpatented mining claims or other mining tenures subject to our royalty interests has not been properly established or is not properly maintained, or is successfully contested, our royalty interests could be adversely affected.

Royalty interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be hard to identify in acquisition transactions.

While we seek to confirm the existence, validity, enforceability and geographic extent of the royalty interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property. Similarly, our royalty interests generally are subject to uncertainties and complexities arising from the application of contract and property laws governing private parties and/or local or national governments in the jurisdiction where mining projects are located. Furthermore, royalty interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or insolvency of operators, nonperformance and to challenges of various kinds brought by operators or third parties. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty interest. Even if we retain our royalty interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may positively or negatively impact us. In addition, operators and other parties to the agreements governing our royalty interests may not abide by their contractual obligations and we could be forced to take legal action to enforce our contractual rights. Disputes also could arise challenging, among other things, the existence or geographic extent of the royalty interest, third party claims to the same royalty interest or to the property on which we have a royalty interest, various rights of the operator or third parties in or to the royalty interest, methods for calculating the royalty interest, production and other thresholds and caps applicable to payments of royalty interests, the obligation of an operator to make payments of royalty interests, and various defects or ambiguities in the agreement governing a royalty interest. Unknown defects in, non-performance of, or disputes relating to, the royalty interests we acquire may prevent us from realizing the anticipated benefits from the acquisition, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Operations in foreign jurisdictions are subject to many risks, which could decrease our revenues.

We derived approximately 83% of our revenues from foreign sources during fiscal year 2013, compared to approximately 82% in fiscal year 2012 and 76% in fiscal year 2011. Our principal producing royalty interests on properties outside of the United States are located in Canada, Chile, Mexico and Spain. We currently have royalty interests in mines and projects in other countries, including Argentina, Australia, Bolivia, Brazil, Burkina Faso, Colombia, Dominican Republic, Finland, Ghana, Guatemala, Honduras, Nicaragua, Peru, Russia and Tunisia. In addition, future acquisitions may expose us to new jurisdictions. Our foreign activities are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, such things as:

- expropriation or nationalization of property;
- exchange and currency controls and fluctuations;
- limitations on foreign exchange and repatriation of earnings;
- increased foreign taxation or imposition of new or increased mining royalty interests;
- restrictions on mineral production and price controls;
- import and export regulations, including restrictions on the export of gold, silver, copper, nickel or other metals;

- changes in legislation, including changes related to taxation, royalty interests, imports, exports, duties, currency, foreign ownership, foreign trade and foreign investment;
- high rates of inflation;
- labor practices and disputes;
- enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;
- challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, indigenous populations, non-governmental organizations or other third parties;
- renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;
- war, crime, terrorism, sabotage, civil unrest and uncertain political and economic environments;
- corruption;
- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions to which we, but not necessarily our competitors, may be subject;
- suspension of the enforcement of creditors' rights and stockholders' rights;
- risk of loss due to disease and other potential endemic health issues; and
- loss of access to government controlled infrastructure, such as roads, bridges, rails, ports, power sources and water supply.

For example, in recent years Argentina, where a portion of the Pascua-Lama project is located, has experienced significant economic turmoil and its government has taken several actions that have troubled foreign investors, including the nationalization of YPF S.A., the largest oil and gas company in Argentina, from foreign owner Repsol S.A. and the enactment of a federal glacier protection law that restricts mining activities in areas on or near the nation's glaciers (as discussed below in "*The mining industry is subject to significant environmental risks*"). Our royalties in the Pascua-Lama project, which straddles the border between Chile and Argentina, are on the Chilean side of the project. These actions, or similar future actions, could have a material adverse effect on the feasibility of new mine development and the profitability of existing mining operations in Argentina. In addition, the Pascua-Lama project has been challenged by Chilean indigenous groups, and construction activities on the Chilean side of the Pascua-Lama project are currently suspended pursuant to a court ruling while Barrick addresses environmental and other regulatory requirements to the satisfaction of Chilean authorities, as discussed further in Part I, Item 2, Properties under the heading "Pascua-Lama Project (Region III, Chile)."

As another example, in March 2012, the Australian federal government adopted new tax legislation that imposes a 30% tax on iron ore and coal mine profits. Similar legislation could be adopted in other foreign jurisdictions that could impose new or larger tax obligations or royalty interests on operators. Such legislation could have a material adverse effect on the feasibility of new mine development and the profitability of existing mining operations.

In addition, many of our operators are organized outside of the United States. Our royalty interests may be subject to the application of foreign laws to our operators, and their stockholders, including laws relating to foreign ownership structures, corporate transactions, creditors' rights, bankruptcy and liquidation. Foreign operations also could be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

These risks may limit or disrupt operating mines or projects on which we hold royalty interests, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Certain of these risks may increase in an environment of relatively high metal prices.

Changes in U.S. federal and state legislation, including changes in mining taxes and royalty interests payable to governments, could decrease our revenues.

A number of properties where we hold royalty interests are located on U.S. public lands that are subject to federal mining and other public land laws. Changes in federal or state laws or the regulations promulgated under them could affect mine development and expansion, significantly increase regulatory obligations and compliance costs with respect to mine development and mine operations, increase the cost of holding mining claims or impose additional taxes on mining operations, all of which could adversely affect our revenue from such properties. In recent years, the United States Congress has considered a number of proposed major revisions to the General Mining Law, which governs the creation, maintenance and possession of mining claims and related activities on public lands in the United States. Congress also has recently considered bills, which if enacted, would impose royalty interests payable to the government on hardrock production, increase land holding fees, impose federal reclamation fees, impose additional environmental operating standards and afford greater public involvement and regulatory discretion in the mine permitting process. Such legislation, if enacted, could adversely affect the development of new mines and the expansion of existing mines, as well as increase the cost of all mining operations on public lands, and could materially and adversely affect mine operators and our revenue from mines located on public lands in the United States.

The mining industry is subject to significant environmental risks.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations in the United States and abroad intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. If an operator is forced to incur significant costs to comply with environmental regulations or becomes subject to environmental restrictions that limit its ability to continue or expand operations, or if an operator were to lose its right to use or access water or other raw materials necessary to operate a mine, our revenues could be reduced, delayed or eliminated. These risks are most salient with regard to our development stage properties where permitting may not be complete and/or where new legislation and regulation can lead to delays, interruptions and significant unexpected cost burdens for mine operators. For example, Argentina recently passed a federal glacier protection law that restricts mining activities in areas on or near the nation's glaciers. We have royalties on the Chilean side of the Pascua-Lama project, which straddles the border between Chile and Argentina, and the glacier law could affect aspects of the design, development and operation of the Pascua-Lama project. In July 2012, the National Supreme Court of Justice of Argentina overturned preliminary injunctions suspending the application of the glacier law in the San Juan Province, where a portion of the Pascua-Lama project is located, but the Supreme Court must still rule on the constitutionality of the glacier law. Further, to the extent that we become subject to environmental liabilities for the time period during which we were operating properties, the satisfaction of any liabilities would reduce funds otherwise available to us and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs to the operators of the properties on which we have royalty interests.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The December 1997 Kyoto Protocol, which has been extended to 2020, establishes a set of greenhouse gas emission targets for countries that have ratified the Protocol, which include Ghana, Australia and Peru. Canada ratified the Protocol but renounced its ratification in December 2011. Furthermore, the U.S. Congress and several states have initiated legislation regarding climate change that will affect energy prices and demand for carbon intensive products. Additionally, the Australian government recently implemented a national emissions trading scheme and renewable energy targets. Legislation and increased regulation regarding climate change could impose significant costs on the operators of properties where we hold royalty interests, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. If an operator of a property on which we have a royalty interest is forced to incur significant costs to comply with climate change regulation or becomes subject to environmental restrictions that limit its ability to continue or expand operations, our revenues from that property could be reduced, delayed or eliminated.

We depend on the services of our President and Chief Executive Officer and other key employees and on the participation of our Chairman.

We believe that our success depends on the continued service of our key executive management personnel. Tony Jensen has served as our President and Chief Executive Officer since July 2006. Mr. Jensen's extensive commercial experience, mine operations background and industry contacts give us an important competitive advantage. Furthermore, our Chairman, Stanley Dempsey, who served as our Executive Chairman until his retirement as an officer of the Company in January 2009, has extensive knowledge of the royalty business and maintains long-standing relationships with the mining industry, both of which are important to our success. The loss of the services of Mr. Jensen, other key members of management or other key employees could jeopardize our ability to maintain our competitive position in the industry. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalty interests is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of such success. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. We currently do not have key person life insurance for any of our officers or directors.

Our disclosure controls and internal control over our financial reporting are subject to inherent limitations.

Management has concluded that as of June 30, 2013, our disclosure controls and procedures and our internal control over financial reporting were effective. Such controls and procedures, however, may not be adequate to prevent or identify existing or future internal control weaknesses due to inherent limitations therein, which may be beyond our control, including, but not limited to, our dependence on operators for the calculation of payments of royalty interests as discussed above in "*We depend on our operators for the calculation of payments of our royalty interests. We may not be able to detect errors and later payment calculations may call for retroactive adjustments*". Given our dependence on third party calculations, there is a risk that material misstatements in results of operations and financial condition may not be prevented or detected on a timely basis by our internal controls over financial reporting and may require us to restate our financial statements.

We have incurred indebtedness in connection with our business and could incur additional indebtedness that could limit cash flow available for our operations, limit our ability to borrow additional funds and have a material adverse effect on our business, results of operations, cash flows and financial condition.

As of June 30, 2013, we had $370 million aggregate principal amount of our 2.875% convertible senior notes due 2019 (the "2019 Notes") outstanding, which we incurred in June 2012. In addition, we may incur additional indebtedness in connection with financing acquisitions, strategic transactions or for other purposes. As of June 30, 2013, we had $350 million available for borrowing under our revolving credit facility. Our indebtedness increases the risk that we may be unable to generate enough cash to pay amounts due in respect of our indebtedness.

Our indebtedness could have a material adverse effect on our business, results of operations, cash flows and financial condition. For example, it could:

- make it more difficult for us to satisfy our debt obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions of royalty interests, working capital, pay dividends and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- restrict us from exploiting business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less indebtedness;
- dilute our existing stockholders if we elect to issue common stock instead of paying cash in the event the holders convert the 2019 Notes, or any other convertible securities issued in the future;
- require the consent of our existing lenders to borrow additional funds, as was required in connection with the issuance of the 2019 Notes; and
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreement governing our revolving credit facility contains, and the agreements that may govern any future indebtedness that we may incur may contain, financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Among other restrictions, the agreement governing our revolving credit facility contains covenants limiting our ability to make certain investments, consummate certain mergers, incur certain debt or liens and dispose of assets.

We may be required to pay a significant amount of money or issue a significant amount of shares of our common stock or both upon the exercise of any put, redemption or call right and conversion of the 2019 Notes, which could dilute existing stockholders and have a material adverse effect on our business, results of operations, cash flows and financial condition.

Holders of the 2019 Notes may convert their 2019 Notes at their option prior to the close of business on the business day immediately preceding March 15, 2019, but only under the following circumstances: (1) during any fiscal quarter commencing after June 30, 2012 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five consecutive business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day; (3) upon the occurrence of certain corporate events; or (4) if we call any 2019 Notes for redemption, at any time until the close of business on the business day preceding the redemption date. On or after March 15, 2019 until the close of business on the scheduled trading day immediately preceding June 15, 2019, the maturity date, holders may convert their 2019 Notes at any time, regardless of the foregoing circumstances.

On or after June 15, 2015, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending within 10 trading days immediately prior to the date we provide the notice of redemption exceeds 130% of the applicable conversion price of the 2019 Notes on each applicable trading day, subject to certain limited exceptions, we may redeem any or all of the 2019 Notes. The redemption price for the 2019 Notes to be redeemed on any redemption date will equal 100% of the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, plus $90 per each $1,000 principal amount of 2019 Notes being redeemed. If we call any 2019 Notes for redemption, holders may convert their 2019 Notes at any time until the close of business on the business day preceding the redemption date.

Upon conversion of any of the 2019 Notes, whether upon maturity, the exercise of any put, call or redemption right, or otherwise, we will be required to pay or deliver, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock. Any such payment or delivery of cash, shares or a combination of cash and shares upon conversion of the 2019 Notes could dilute existing stockholders and may have an adverse effect on our business, results of operations, cash flows and financial condition.

We may not be able to satisfy our debt obligations which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to the risks normally associated with debt financing, including the risk that our cash flows may be insufficient to meet required principal and interest payments and the risk that we will be unable to refinance our indebtedness when it becomes due, or that the terms of such refinancing will not be as favorable as the terms of our indebtedness. As of June 30, 2013, our annual debt service obligation on the 2019 Notes was approximately $10.6 million. In addition, the 2019 Notes include provisions providing for the lump sum payment of significant amounts of principal, whether upon maturity, upon the exercise of any applicable put, redemption or call rights or otherwise and all amounts, if any, due under our revolving credit facility are due at maturity. Our ability to make these payments when due will depend upon several factors, which may not be in our control. These factors include our liquidity or our ability to liquidate assets owned by us on or prior to such put, redemption, call or maturity dates and the amount by which we have been able to reduce indebtedness prior to such date though exchanges, refinancing, extensions, collateralization or other similar transactions (any of which transactions may also have the effect of reducing liquidity or liquid assets).

If we are unable to maintain cash reserves or generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various covenants and requirements of the 2019 Notes, our revolving credit facility or any indebtedness which we may incur in the future, this could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debt. Any default under the 2019 Notes, our revolving credit facility or any indebtedness which we may incur in the future could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The accounting method for convertible debt securities that may be settled in cash, such as the 2019 Notes, could have a material effect on our reported net income, net working capital or other financial results.

Under the Financial Accounting Standards Board Accounting Standards Codification Section 470-20, *Debt with Conversion and other Options* ("ASC 470-20"), an entity must separately account for the liability and equity components of convertible debt instruments (such as the 2019 Notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. The effect of ASC 470-20 on the accounting for the 2019 Notes is that the equity component is required to be included in the additional paid-in capital section of stockholders' equity on our consolidated balance sheet and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component of the 2019 Notes. As a result, we are required to record a greater amount of non-cash interest expense as a result of the amortization of the discounted carrying value of the 2019 Notes to their face amount over the term of the 2019 Notes. We report lower net income in our financial results because ASC 470-20 will require interest to include both the current period's amortization of the debt discount and the instrument's coupon interest, which could adversely affect our reported or future financial results, the market price of our common stock and the trading price of the 2019 Notes.

In addition, under certain circumstances, convertible debt instruments (such as the 2019 Notes) that may be settled entirely or partly in cash are currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of the 2019 Notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the 2019 Notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of common stock that would be necessary to settle such excess, if we elected to settle such excess in shares, are issued. We cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable to use the treasury stock method in accounting for the shares issuable upon conversion of the 2019 Notes, then our diluted earnings per share would be adversely affected.

Risks Related to Our Common Stock

Our stock price may continue to be volatile and could decline.

The market price of our common stock has fluctuated and may decline in the future. The high and low sale prices of our common stock on the NASDAQ Global Select Market were $62.33 and $42.15 for the fiscal year ended June 30, 2011, $83.87 and $57.00 for the fiscal year ended June 30, 2012, and $100.84 and $38.63 for the fiscal year ended June 30, 2013. The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including:

- market prices of gold, silver, copper, nickel and other metals;
- interest rates;
- expectations regarding inflation;
- ability of operators to advance development projects, produce precious metals and develop new reserves;
- currency values;
- credit market conditions;
- general stock market conditions; and
- global and regional political and economic conditions.

Additional issuances of equity securities by us could dilute our existing stockholders, reduce some or all of our financial measures on a per share basis, reduce the trading price of our common stock or impede our ability to raise future capital. Substantial sales of shares may negatively impact the market price of our common stock.

We may issue equity in the future in connection with acquisitions, strategic transactions or for other purposes. To the extent we issue additional equity securities, our existing stockholders could be diluted and some or all of our financial measures on a per share basis could be reduced. In addition, the shares of common stock that we issue in connection with an acquisition may not be subject to resale restrictions. The market price of our common stock could decline if our stockholders sell substantial amounts of our common stock, including shares issued upon the conversion of the outstanding 2019 Notes or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, the existence of the 2019 Notes may encourage short selling by market participants because the conversion of the 2019 Notes could depress the price of our common stock. These sales also could impair our ability to raise capital through the sale of additional equity or equity related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then-prevailing market price of our common stock.

Conversion of the 2019 Notes may dilute the ownership interest of existing stockholders.

At our election, we may settle the 2019 Notes tendered for conversion entirely or partly in shares of our common stock. An aggregate of approximately 3.5 million shares of our common stock are issuable upon conversion of the outstanding 2019 Notes at the initial conversion rate of 9.4955 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $105.31 per share of common stock). In addition, the number of shares of common stock issuable upon conversion of the 2019 Notes, and therefore the dilution of existing common stockholders, could increase under certain circumstances described in the indenture under which the 2019 Notes are governed. We may issue all of these shares without any action or approval by our stockholders. As a result, the conversion of some or all of the 2019 Notes may dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

We may change our practice of paying dividends.

We have paid a cash dividend on our common stock for each fiscal year beginning in fiscal year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions, future earnings, cash flows, financial condition, and funding requirements for future opportunities or operations. In addition, there may be corporate law limitations or future contractual restrictions on our ability to pay dividends. If our board of directors declines or is unable to declare dividends in the future or reduces the current dividend level, our stock price could fall, and the success of an investment in our common stock would depend largely upon any future stock price appreciation. We have increased our dividends in prior years. There can be no assurance, however, that we will continue to do so or that we will pay any dividends at all.

Certain provisions of Delaware law, our organizational documents, our rights plan and the indenture governing the 2019 Notes could impede, delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain provisions of Delaware law, our organizational documents, our rights plans and the indenture governing the 2019 Notes could make it more difficult or more expensive for a third party to acquire us, even if a change of control would be beneficial to our stockholders. Delaware law prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, for a period of three years following the date that the stockholder became an interested stockholder. Additionally, our certificate of incorporation and bylaws contain provisions that could similarly delay, defer or discourage a change in control of us or management. These provisions could also discourage a proxy contest and make it more difficult for stockholders to elect directors and take other corporate actions. Such provisions provide for the following, among other things: (i) the ability of our board of directors to issue shares of common stock and preferred stock without stockholder approval, (ii) the ability of our board of directors to establish the rights and preferences of authorized and unissued preferred stock, (iii) a board of directors divided into three classes of directors serving staggered three year terms, (iv) permitting only the chairman of the board of directors, chief executive officer, president or board of directors to call a stockholders' meeting and (v) requiring advance notice of stockholder proposals and related information. Furthermore, we have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan could cause significant dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, if an acquisition event constitutes a fundamental change, holders of the 2019 Notes will have the right to require us to purchase their 2019 Notes in cash. If an acquisition event constitutes a make-whole fundamental change, we may be required to increase the conversion rate for holders who convert their 2019 Notes in connection with such make-whole fundamental change. These provisions could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, which may cause the market price of our common stock to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own or operate the properties in which we have royalty interests and therefore much of the information disclosed in this Form 10-K regarding these properties is provided to us by the operators. For example, the operators of the various properties provide us information regarding metals production, estimates of mineral reserves and additional mineralized material and production estimates. A list of our producing and development stage royalties, as well their respective reserves are summarized below in Table 1 within this Item 2. More information is available to the public regarding certain properties in which we have royalties, including reports filed with the SEC or with the Canadian securities regulatory agencies available at www.sec.gov or www.sedar.com, respectively.

The description of our principal royalties set forth below includes the location, operator, royalty rate, access and any material current developments at the property. For any reported production amounts discussed below, the Company considers reported production to relate to the amount of metal sales subject to our royalty interests. Please refer to Item 7, MD&A, for discussion on production estimates, historical production and revenue for our principal properties. The map below illustrates the location of our principal producing and development stage properties.

Principal Royalties on Producing Properties

The Company considers both historical and future potential revenues in determining which royalty interests in our portfolio are principal to our business. Estimated future potential royalty revenues from both producing and development properties are based on a number of factors, including reserves subject to our royalty interests, production estimates, feasibility studies, metal price assumptions, mine life, legal status and other factors and assumptions, any of which could change and could cause Royal Gold to conclude that one or more of such royalty interests are no longer principal to our business. As of June 30, 2013, the Company considers the properties discussed below (listed alphabetically) to be principal to our business.


Principal Producing Properties
Cortez 1
Robinson 2
Mulatos 3
Peñasquito 4
Andacollo 5
Las Cruces 6
Wolverine 7
Holt 8
Canadian Malartic 9
Voisey's Bay 10
Principal Development Properties
Mt. Milligan 1
Pascua-Lama 2

Andacollo (Region IV, Chile)

We own a royalty on all gold produced from the sulfide portion of the Andacollo copper and gold deposit. The Andacollo royalty equals 75% of the gold produced from the sulfide portion of the deposit at the Andacollo mine until 910,000 payable ounces of gold have been sold, and 50% of the gold produced in excess of 910,000 payable ounces of gold. As of June 30, 2013, approximately 167,000 payable ounces of gold have been sold.

Andacollo is an open-pit copper mine and milling operation located in central Chile, Region IV in the Coquimbo Province and is operated by Compañía Minera Teck Carmen de Andacollo ("Teck"). Andacollo is located in the foothills of the Andes Mountains approximately 1.5 miles southwest of the town of Andacollo. The regional capital of La Serena and the coastal city of Coquimbo are approximately 34 miles northwest of the Andacollo project by road, and Santiago is approximately 215 miles south by air. Access to the mine is provided by Route 43 (R-43) south from La Serena to El Peñon. From El Peñon, D-51 is followed east and eventually curving to the south to Andacollo. Both R-43 and D-51 are paved roads.

Reported production at Andacollo increased approximately 33% during our fiscal year ended June 30, 2013, when compared to the fiscal year ended June 30, 2012. The increase in reported production is partially due to increased mill throughput and improved mill recoveries, partially offset by lower grades. Over the last few quarters of our fiscal year 2013, Andacollo has established steady state operations will mill throughput averaging about 47,000 tonnes per day during our fourth quarter of fiscal 2013.

Canadian Malartic (Quebec, Canada)

We own a 1.0% to 1.5% sliding-scale NSR royalty ($0.00 to $350.00 - 1.0%; above $350 - 1.5%) on the Canadian Malartic open-pit gold mine and milling operation located in Quebec, Canada, and owned by Osisko Mining Corporation ("Osisko"). The Canadian Malartic gold property is located in the Abitibi Gold Belt in Quebec, Canada, immediately south of the town of Malartic, Quebec, approximately 16 miles west of the town of Val d'Or. The northern extent of the Canadian Malartic property can be accessed directly from the Trans Canadian Highway 117.

Reported production at Canadian Malartic increased approximately 17% during our fiscal year ended June 30, 2013, when compared to the fiscal year ended June 30, 2012, as a result of the continued ramp-up of mill throughput as operations progressed towards steady state.

Cortez (Nevada, USA)

Cortez is a large open-pit and underground mine, utilizing mill and heap leach processing. The operation is located approximately 60 air miles southwest of Elko, Nevada, in Lander County. The site is reached by driving west from Elko on Interstate 80 approximately 46 miles, and proceeding south on State Highway 306 approximately 23 miles. Our royalty interest at Cortez applies to the Pipeline, South Pipeline, Gap and Crossroads deposits which are operated by subsidiaries of Barrick.

The royalty interests we hold at Cortez include:

(a) *Reserve Claims ("GSR1").* This is a sliding-scale GSR royalty for all products from an area originally known as the "Reserve Claims," which includes the majority of the Pipeline and South Pipeline deposits. The GSR royalty rate on the Reserve Claims is tied to the gold price as shown in the table below and does not include indexing for inflation or deflation.

(b) *GAS Claims ("GSR2").* This is a sliding-scale GSR royalty for all products from an area outside of the Reserve Claims, originally known as the "GAS Claims," which encompasses approximately 50% of the Gap deposit and all of the Crossroads deposit. The GSR royalty rate on the GAS Claims, as shown in the table below, is tied to the gold price, without indexing for inflation or deflation.

(c) *Reserve and GAS Claims Fixed Royalty ("GSR3").* The GSR3 royalty is a fixed rate GSR royalty of 0.7125% and covers the same cumulative area as is covered by our two sliding-scale GSR royalties, GSR1 and GSR2, except mining claims that comprise the undeveloped Crossroads deposit.

(d) *Net Value Royalty ("NVR1").* This is a fixed 1.25% NVR on production from the GAS Claims located on a portion of Cortez that excludes the Pipeline open pit. The Company owns 31.6% of the 1.25% NVR (or 0.39%) while limited partners (including certain directors of the Company) in the partnership, which is consolidated in our financial statements, own the remaining portion of the 1.25% NVR. Our 0.39% portion of the NVR1 royalty does not cover the mining claims that comprise the undeveloped Crossroads deposit.

We also own three other royalties in the Cortez area where there is currently no production and no reserves attributed to these royalty interests.

The following shows the current sliding-scale GSR1 and GSR2 royalty rates under our royalty agreement with Cortez:

London P.M. Quarterly Average Price of Gold Per Ounce ($U.S.)	GSR1 and GSR2 Royalty Percentage
Below $210.00	0.40%
$210.00 - $229.99	0.50%
$230.00 - $249.99	0.75%
$250.00 - $269.99	1.30%
$270.00 - $309.99	2.25%
$310.00 - $329.99	2.60%
$330.00 - $349.99	3.00%
$350.00 - $369.99	3.40%
$370.00 - $389.99	3.75%
$390.00 - $409.99	4.00%
$410.00 - $429.99	4.25%
$430.00 - $449.99	4.50%
$450.00 - $469.99	4.75%
$470.00 - and above	5.00%

Reported production at Cortez decreased approximately 30% during our fiscal year ended June 30, 2013, when compared to the fiscal year ended June 30, 2012, as Barrick continued to prioritize production from their higher grade Cortez Hills operation that is not covered by our royalty interest. During our fourth quarter of fiscal 2013, mining resumed at the Pipeline and Gap pits as surface mining equipment returned from the Cortez Hills pit. Our royalty interests cover all of the Pipeline pit and part of the Gap pit.

Holt (Ontario, Canada)

We own a sliding-scale NSR royalty on the Holt portion of the Holloway-Holt mining project located in Ontario, Canada and owned 100% by St Andrew Goldfields Ltd. ("St Andrew"). The Holloway-Holt project straddles Ontario Provincial Highway 101 for approximately 25 miles beginning east of Matheson, Ontario, Canada and extending to the Quebec, Canada border. The sliding-scale NSR royalty rate on gold produced from the Holt portion of the mining project is calculated by multiplying 0.00013 by the quarterly average gold price. For example, at a quarterly average gold price of $1,300 per ounce, the effective royalty rate payable would be 16.9%.

Reported production at Holt increased 37% during our fiscal year ended June 30, 2013, when compared to the fiscal year ended June 30, 2012. St Andrews credited additional mine infrastructure and mine development for the operational improvements.

Las Cruces (Andalucía, Spain)

We own a 1.5% NSR royalty on the Las Cruces copper mine and milling operation located in Andalucía, Spain and operated by First Quantum Minerals Ltd. ("First Quantum"). First Quantum completed an acquisition of Inmet Mining Corporation in April 2013 and now operates the Las Cruces mine. The Las Cruces mine is located in the Seville Province of southern Spain, about 12 miles northwest of the Provincial capital city of Seville. Access to the site is by well-maintained paved roads.

Reported production at Las Cruces increased approximately 29% during our fiscal year ended June 30, 2013, when compared to the fiscal year ended June 30, 2012. The increase in reported production is primarily due to continued work on process optimization and improved plant maintenance. First Quantum plans to test the plant at higher ore throughput and lower grade to assess the metallurgical performance before Las Cruces enters into lower copper grade areas of the mine, which is expected in calendar 2014.

Mulatos (Sonora, Mexico)

We own a 1.0% to 5.0% sliding-scale NSR royalty on the Mulatos open-pit mine and heap leach operation in southeastern Sonora, Mexico. The Mulatos mine is located approximately 137 miles east of the city of Hermosillo and 186 miles south of the border with the United States and is operated by a subsidiary of Alamos Gold, Inc. ("Alamos"). Access to the mine from the city of Hermosillo can be made via private chartered flight or paved and gravel road.

The sliding-scale NSR royalty is based on the gold price as shown in the following table:

London Bullion Market Association P.M. Monthly Average Price of Gold per Ounce (US$)	NSR Royalty Percentage
$0.00 - $299.99	1.00%
$300.00 - $324.99	1.50%
$325.00 - $349.99	2.00%
$350.00 - $374.99	3.00%
$375.00 - $399.99	4.00%
$400 or greater	5.00%

The Mulatos royalty is capped at 2.0 million gold ounces of production. As of June 30, 2013, approximately 1.1 million cumulative ounces of gold have been produced.

Reported production at Mulatos increased approximately 29% during our fiscal year ended June 30, 2013, when compared to the fiscal year ended June 30, 2012. Alamos reported that the increase in reported production was primarily attributable to higher crusher throughput and the benefit of two quarters of production from the Escondida high-grade zone that was not in production in the prior year.

Alamos reported that the Escondida high-grade deposit is expected to continue to provide high grade mill feed until early calendar 2014, at which point the Escondida deep zone will be accessed to provide mill feed for an additional quarter. Alamos also reported that they anticipate receiving the permit to begin development of the El Victor and San Carlos deposit areas in the third quarter of calendar 2013, following which development activities will commence in anticipation of processing high grade from San Carlos in mid-calendar 2014.

Peñasquito (Zacatecas, Mexico)

We own a production payment equivalent to a 2.0% NSR royalty on all metal production from the Peñasquito open-pit mine, located in the State of Zacatecas, Mexico, and operated by a subsidiary of Goldcorp. The Peñasquito project is located approximately 17 miles west of the town of Concepción del Oro, Zacatecas, Mexico. The project, composed of two main deposits called Peñasco and Chile Colorado, hosts large gold, silver, zinc and lead reserves. The deposits contain both oxide and sulfide material, resulting in heap leach and mill processing. Access to the site is via either paved or cobbled roads west out of Concepción del Oro nine miles to the town of Mazapil and then further approximately seven miles west from Mazapil. Direct access to the mine site can also be achieved via chartered flight.

Reported production for gold at Peñasquito increased approximately 26% during our fiscal year ended June 30, 2013, while reported production for silver, lead and zinc decreased when compared to our fiscal year ended June 30, 2012. Goldcorp's annual guidance for Peñasquito anticipated lower production in the first half of calendar 2013 as the mine moves from a lower grade portion of the pit to higher grade ore. The sulphide plant achieved throughput of over 105,000 tonnes per day during the second quarter of calendar 2013 following the completion of crusher maintenance, blasting improvements, and the addition of new fresh water wells. In the month of June 2013, the sulphide plant achieved throughput of over 120,000 tonnes per day.

Goldcorp has also reported that ongoing studies to develop a long-term water strategy continue to progress and that they have identified a new water source within their current permitted basin that has the potential to supply sufficient water to continue the plant ramp-up to full design capacity. The addition of the new water source provides the flexibility to resume ramp-up to the design throughput of 130,000 tonnes per day. Construction is expected to begin in the fourth quarter of calendar 2013 with completion expected in the second half of calendar 2014. Goldcorp is currently working to acquire necessary rights-of-way and is evaluating alternative routes to access the well field.

Robinson Mine (Nevada, USA)

We own a 3.0% NSR royalty on all mineral production from the Robinson open-pit mine operation operated by a subsidiary of KGHM International Ltd. ("KGHM"). Access to the property is via Nevada State Highway 50, 6.5 miles west of Ely, Nevada, in White Pine County.

Reported copper production at Robinson increased approximately 39% during our fiscal year ended June 30, 2013, when compared to the fiscal year ended June 30, 2012, primarily due to improved mill recovery and higher productivity at the mine. Mining of higher grade gold areas in the pit have resulted in favorable gold production during calendar 2013. Gold production during the remainder of calendar 2013 is likely to return to more normal gold grades.

Voisey's Bay (Labrador, Canada)

We own 90% of a 3.0% NSR royalty (or an effective 2.7% NSR royalty) on the Voisey's Bay nickel-copper-cobalt mine located in Newfoundland and Labrador, Canada and operated by Vale Newfoundland & Labrador Limited ("Vale"). A non-controlling interest owns the remainder. The Voisey's Bay project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The property is 560 miles north-northwest of St. John's, the capital of the Province. Access to the property is primarily by helicopter or small aircraft. We have disputed the manner of calculation of our royalty payments. Please refer to Note 15 of the notes to consolidated financial statements for more information regarding the dispute.

Reported nickel production at Voisey's Bay increased approximately 9% during our fiscal year ended June 30, 2013, while reported copper production decreased approximately 5% when compared to the fiscal year ended June 30, 2012. In late March 2013, the Government of Newfoundland and Labrador, announced amendments to their Voisey's Bay Development Agreement including a commitment from Vale to pursue underground mining to extend the mine life. The agreement also allows Vale to continue processing concentrate outside of the province while construction is being finalized at the Long Harbour processing plant.

Wolverine (Yukon Territory, Canada)

We own a 0.00% to 9.445% sliding-scale NSR royalty on all gold and silver produced from the Wolverine underground mine and milling operation located in Yukon Territory, Canada, and operated by Yukon Zinc Corporation ("Yukon Zinc"). The Wolverine property is located 106 miles north-northwest of Watson Lake in south central Yukon Territory. Access to the property is provided by a 17 mile gravel road heading south and then northeast to the Robert Campbell Highway at a point approximately 120 miles north of Watson Lake. Direct access to the mine site can also be achieved via chartered flight.

The sliding-scale NSR royalty on all gold and silver is based on the silver price as shown in the following table:

London Bullion Market Association Monthly Average Price of Silver per Ounce (US$)	NSR Royalty Percentage
less than $5.00	0%
$5.00 - $7.50	3.778%
$7.51 or greater	9.445%

Reported production at Wolverine increased significantly over the prior year. Yukon Zinc reported that the mine reached its design capacity rate of 1,700 tonnes per day during the first quarter of calendar 2013, and that process circuit modifications and the integration of new equipment have improved plant performance. In June 2013, Yukon Zinc announced that it reduced production at Wolverine by 40% and its workforce by 30% in an effort to reduce costs and improve its working capital situation. Yukon Zinc reported that the cost reduction steps are a result of current lower metal prices and market conditions. Milling operations will be batch processed in two week periods to efficiently process 1,900 tonnes per day. Mining will reduce to a one shift per day operation. Yukon Zinc reported that they are committed to review the project economics in October 2013 and evaluate the possibility to resume full production.

Principal Royalties on Development Stage Properties

The following is a description of our principal royalty interests on development stage properties (listed alphabetically). Reserves for our development stage properties are summarized below in Table 1 as part of this Item 2, Properties.

Mt. Milligan (British Columbia, Canada)

We own the right to purchase 52.25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia, Canada, and operated by Thompson Creek. The Mt. Milligan project is located within the Omenica Mining Division in North Central British Columbia, approximately 96 miles northwest of Prince George, 53 miles north of Fort St. James, and 59 miles west of Mackenzie. The Mt. Milligan project is accessible by commercial air carrier to Prince George, British Columbia, then by vehicle from the east via Mackenzie on the Finlay Philip Forest Service Road and the North Philip Forest Service Road.

Upon commencement of production at the Mt. Milligan project, RGLD Gold AG, a wholly-owned subsidiary of the Company, will purchase 52.25% of the payable ounces of gold at a cash purchase price equal to the lesser of $435, with no inflation adjustment, or the prevailing market price for each payable ounce of gold.

As of May 2013, Thompson Creek estimated that project completion was at 92%. Thompson Creek also reported that the Mt. Milligan project remains on schedule with mill commissioning to commence in August 2013, followed by commercial production expected in the fourth quarter of calendar 2013.

Pascua-Lama Project (Region III, Chile)

We own a 0.78% to 5.23% sliding-scale NSR royalty on the Pascua-Lama project, which straddles the border between Argentina and Chile, and is being developed by Barrick. The Company owns an additional royalty equivalent to 1.05% of proceeds from copper produced from the Chilean portion of the project, net of allowable deductions, sold on or after January 1, 2017. The Pascua-Lama project is located within 7 miles of Barrick's operating Veladero mine. Access to the project is from the city of

Vallenar, Region III, Chile, via secondary roads C-485 to Alto del Carmen, Chile, and C-489 from Alto del Carmen to El Corral, Chile.

Our royalty interest is applicable to all gold production from the portion of the Pascua-Lama project lying on the Chilean side of the border. In addition, our interest at Pascua-Lama contains certain contingent rights and obligations. Specifically, (i) if gold prices exceed $600 per ounce for any six month period during the first 36 months of commercial production from the project, the Company would make a one-time payment of $8.4 million, (ii) approximately 20% of the royalty is limited to 14.0 million ounces of gold produced from the project, while 24% of the royalty can be extended beyond 14.0 million ounces of gold produced for a one-time payment of $4.4 million; and (*iii*) Royal Gold also increased its interest in two one-time payments from $0.5 million to $1.5 million, which are payable by Barrick upon the achievement of certain production thresholds at Pascua-Lama.

The sliding-scale NSR royalty is based upon the gold price as shown in the following table:

London Bullion Market Association P.M. Monthly Average Price of Gold per Ounce (US$)	NSR Royalty Percentage
less than $325	0.78%
$400	1.57%
$500	2.72%
$600	3.56%
$700	4.39%
$800 or greater	5.23%

Note: Royalty rate is interpolated between the upper and lower endpoints.

Pascua-Lama is one of the world's largest gold and silver desposit with nearly 18 million ounces of proven and probable gold reserves, 676 million ounces of silver contained within the gold reserves, and an expected mine life of 25 years. It is expected to produce an average of 800,000-850,000 ounces of gold and 35 million ounces of silver annually during its first full five years of operation.

Construction activities on the Chilean side of the Pascua-Lama mining project are currently suspended pursuant to a court ruling while Barrick addresses environmental and other regulatory requirements to the satisfaction of Chilean authorities. Barrick has submitted a plan for review by the regulators to construct a water management system in compliance with permit conditions for completion by the end of 2014, after which it expects to resume the remaining construction work in Chile. Barrick intends to re-sequence construction of the process plant and other facilities in Argentina in order to target first production by mid-2016. Barrick expects capital costs for this project to total $8.0 to $8.5 billion, though Barrick has stated that it is unable to fully assess the impact on the overall capital budget, operating costs and schedule of the Pascua-Lama project until the regulatory and legal issues are clarified.

Reserve Information

Table 1 below summarizes proven and probable reserves for gold, silver, copper, nickel, zinc, lead, cobalt and molybdenum that are subject to our royalty interests as of December 31, 2012, as reported to us by the operators of the mines. Properties are currently in production unless noted as development ("DEV") within the table. The exploration royalties we own do not contain proven and probable reserves as of December 31, 2012. Please refer to pages 31-33 for the footnotes to Table 1.

Table 1

Proven and Probable Gold Reserves
As of December 31, 2012[1]

Gold[2]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Gold Grade (opt)	Gold Contained Ozs[6] (M)
Bald Mountain	1.75% - 2.5% NSR[7]	Barrick	United States	85.970	0.021	1.831
Cortez (Pipeline) GSR1	0.40 - 5.0% GSR[8]	Barrick	United States	66.408	0.024	1.617[9]
Cortez (Pipeline) GSR2	0.40 - 5.0% GSR[8]	Barrick	United States	121.474	0.033	3.986[9]
Cortez (Pipeline) GSR3	0.71% GSR	Barrick	United States	101.128	0.022	2.265[9]
Cortez (Pipeline) NVR1	0.39% NVR	Barrick	United States	70.752	0.022	1.536[9]
Gold Hill	1.0 - 2.0% NSR[10][11] 0.6 - 0.9% NSR[12]	Kinross/Barrick	United States	24.610	0.015	0.371
Goldstrike (SJ Claims)	0.9% NSR	Barrick	United States	50.410	0.098	4.924
Leeville	1.8% NSR	Newmont	United States	6.700	0.232	1.552
Marigold	2.0% NSR	Goldcorp/Barrick	United States	293.100	0.014	4.131
Pinson (DEV)	3.0% NSR[13] 2.94% NSR[14]	Atna	United States	1.750	0.369	0.645
Robinson	3.0% NSR	KGHM	United States	143.090	0.006	0.812
Ruby Hill	3.0% NSR	Barrick	United States	7.820	0.042	0.326
Soledad Mountain (DEV)	3.0% NSR[15]	Golden Queen	United States	66.750	0.018	1.233
Twin Creeks	2.0% GPR	Newmont	United States	1.320	0.098	0.129
Wharf	0.0 - 2.0% NSR[16]	Goldcorp	United States	19.830	0.023	0.457
Bousquet-Cadillac-Joannes (DEV)	2.0% NSR	Agnico-Eagle	Canada	3.240	0.055	0.178
Canadian Malartic	1.0 - 1.5% NSR[17]	Osisko	Canada	144.990	0.029	4.275
Holt	0.00013 × quarterly avg. gold price	St Andrew	Canada	3.300	0.149	0.491
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.510	0.011	0.124
Mt. Milligan (DEV)[18]	52.25% of payable gold	Thompson Creek	Canada	531.750	0.011	6.020
Pine Cove (DEV)	7.5% NPI	Anaconda Mining	Canada	2.900	0.060	0.175
Schaft Creek (DEV)	3.5% NPI	Copper Fox/Teck	Canada	1037.050	0.006	5.775
Tulsequah Chief (DEV)[19]	12.5% payable gold	Chieftian Metals	Canada	7.110	0.067	0.477
Williams	0.97% NSR	Barrick	Canada	12.550	0.066	0.833
Wolverine	0.0 - 9.445% NSR[20]	Yukon Zinc	Canada	4.140	0.047	0.193
Dolores	3.25% NSR	Pan American	Mexico	96.780	0.017	1.617
Mulatos	1.0 - 5.0% NSR[21]	Alamos	Mexico	75.860	0.019	1.422
Peñasquito[22]	2.0% NSR (Oxide)	Goldcorp	Mexico	132.002	0.004	0.520
	2.0% NSR (Sulfide)	Goldcorp	Mexico	1171.327	0.013	15.170
Andacollo	75% NSR[23]	Teck	Chile	543.480	0.003	1.802
El Toqui	0 - 3.0% NSR[24]	Nyrstar	Chile	4.640	0.055	0.254
Pascua-Lama (DEV)[25]	0.78 - 5.23% NSR[26]	Barrick	Chile	320.650	0.046	14.680
Don Mario	3.0% NSR	Orvana	Bolivia	4.780	0.037	0.177
Don Nicolas (DEV)	2.0% NSR	Minera IRL	Argentina	1.330	0.148	0.196
El Limon	3.0% NSR	B2Gold	Nicaragua	1.810	0.138	0.249
Mara Rosa (DEV)	1.0% NSR	Amarillo Gold	Brazil	18.870	0.050	0.946
Balcooma (DEV)	1.5% NSR	Snow Peak Mining	Australia	0.760	0.002	0.001
Gwalia Deeps	1.5% NSR	St . Barbara	Australia	10.560	0.213	2.254
King of the Hills	1.5% NSR	St. Barbara	Australia	1.050	0.145	0.153
Kundip (DEV)	1.0 - 1.5% GSR[27]	Silver Lake Resources	Australia	3.100	0.098	0.305
Meekatharra (Nannine) (DEV)	1.5% NSR	Reed Resources	Australia	0.420	0.051	0.021
Meekatharra (Paddy's Flat) (DEV)	1.5% NSR A$10 per gold ounce produced[28]	Reed Resources	Australia	7.250	0.062	0.451
Meekatharra (Reedys) (DEV)	1.5%, 1.5 - 2.5%, 1% NSR[29]	Reed Resources	Australia	1.370	0.083	0.114
Meekatharra (Yaloginda) (DEV)	0.45% NSR	Reed Resources	Australia	3.270	0.051	0.165
South Laverton	1.5% NSR	Saracen	Australia	17.090	0.052	0.891
Southern Cross (DEV)	1.5% NSR	China Hanking Holdings	Australia	1.580	0.075	0.119
Inata	2.5% NSR	Avocet	Burkina Faso	15.100	0.061	0.915
Taparko[30]	2.0% GSR	Nord Gold	Burkina Faso	9.550	0.074	0.703

Proven and Probable Silver Reserves
As of December 31, 2012[1]

Silver[31]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Silver Grade (opt)	Silver Contained Ozs[6] (M)
Gold Hill	1.0 - 2.0% NSR[10][11] 0.6 - 0.9% NSR[12]	Kinross/Barrick	United States	24.610	0.211	5.203
Soledad Mountain (DEV)	3.0% NSR	Golden Queen	United States	66.750	0.336	22.396
Troy	3.0% GSR	Revett	United States	11.060	1.009	11.163
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.510	1.009	11.618
Schaft Creek (DEV)	3.5% NPI	Copper Fox/Teck	Canada	1037.050	0.050	51.895
Tulsequah Chief	22.5% payable Ag[32]	Chieftain Metals	Canada	7.110	2.374	16.876
Wolverine	0.0 - 9.445% NSR[20]	Yukon Zinc	Canada	4.140	9.546	39.475
Dolores	2.0% NSR	Pan American	Mexico	96.780	0.786	76.100
Peñasquito[22]	2.0% NSR (Oxide)	Goldcorp	Mexico	132.000	0.320	42.279
Peñasquito[22]	2.0% NSR (Sulfide)	Goldcorp	Mexico	1171.330	0.742	869.523
Don Mario	3.0% NSR	Orvana	Bolivia	4.780	1.154	5.514
Don Nicolas (DEV)	2.0% NSR	Minera IRL	Argentina	1.330	0.302	0.401
El Toqui	0 - 3.0% NSR[24]	Nyrstar	Chile	4.640	0.288	1.338
Balcooma (DEV)	1.5% NSR	Snow Peak Mining	Australia	0.760	0.498	0.380

Proven and Probable Base Metal Reserves
As of December 31, 2012[1]

Copper[33]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Johnson Camp	2.5% NSR	Nord Resources	United States	111.200	0.290%	656.000
Robinson	3.0% NSR	KGHM	United States	143.090	0.460%	1,329.473
Troy	3.0% GSR	Revett	United States	11.060	0.390%	87.246
Caber (DEV)	1.0% NSR	Nyrstar	Canada	0.680	0.840%	11.355
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.510	2.010%	462.678
Schaft Creek (DEV)	3.5% NPI	Copper Fox/Teck	Canada	1,037.050	0.270%	5,630.715
Voisey's Bay[34]	2.7% NSR	Vale	Canada	21.500	1.360%	586.694
Balcooma (DEV)	1.5% NSR	Snow Peak Mining	Australia	0.760	2.130%	32.466
Don Mario	3.0% NSR	Orvana	Bolivia	4.780	1.270%	120.992
Pascua-Lama (DEV)[35]	1.05% NSR	Barrick	Chile	320.650	0.090%	548.177
Las Cruces	1.5% NSR	First Quantum	Spain	15.580	5.430%	1,693.150

Lead[36]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Balcooma (DEV)	1.5% NSR	Snow Peak Mining	Australia	0.760	0.520%	7.879
Peñasquito[22]	2.0% NSR (Sulfide)	Goldcorp	Mexico	1,171.330	0.230%	5,831.953
El Toqui	0 - 3.0% NSR[24]	Nyrstar	Chile	4.640	0.300%	27.414

Zinc[37]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Caber (DEV)	1.0% NSR	Nyrstar	Canada	0.680	8.580%	116.036
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.510	3.190%	734.300
Balcooma (DEV)	1.5% NSR	Snow Peak Mining	Australia	0.760	1.920%	29.274
Peñasquito[22]	2.0% NSR (Sulfide)	Goldcorp	Mexico	1,171.330	0.540%	13,940.788
El Toqui	0 - 3.0% NSR[24]	Nyrstar	Chile	4.640	6.060%	562.681

NICKEL[38]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Voisey's Bay	2.7% NSR	Vale	Canada	21.500	2.430%	1,046.270

COBALT[39]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Voisey's Bay	2.7% NSR	Vale	Canada	21.500	0.110%	48.832

MOLYBDENUM[40]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Schaft Creek	3.5% NPI	Copper Fox/Teck	Canada	1,037.050	0.020%	373.340

(1) Reserves have been reported by the operators of record as of December 31, 2012, with the exception of the following properties: Don Mario—October 2012; Soledad—September 2012; Gwalia Deeps, King of the Hills, South Laverton and Southern Cross—June 2012; Meekatharra (Nannine, Paddy's Flat, Reedys and Yaloginda) and Tulsequah Chief—March 2012; Pascua-Lama (Au), Don Nicolas, Gold Hill, Johnson Camp, Mt. Goode (Cosmos), Robinson and Wolverine—December 2011; Mara Rosa—October 2011; Balcooma—June 2011; Kutcho Creek—February 2011; Kundip and Pascua- Lama (copper only)—December 2010; Pine Cove—June 2010; Mt. Milligan—October 2009; Caber—July 2007.

(2) Gold reserves were calculated by the operators at the following per ounce prices: A$1,600—Paddington; $1,500—Bald Mountain, Cortez, Gold Strike, and Williams; A$1,500—South Laverton; $1,490—Bousquet/Cadillac/Joannes; $1,475—Canadian Malartic; $1,400—Don Mario, Holt, Leeville, Mulatos, and Twin Creeks; A$1,400—Southern Cross; $1,366—Schaft Creek; $1,350—Dolores, Peñasquito, Tulsequah Chief, and Wharf; $1,310—Soledad; $1,300—Pinson; A$1,300—Meekatharra: Nannine, Paddy's Flat; Reedys and Yaloginda; $1,250—El Limon, Gwalia Deeps, King of the Hills, and Taparko; $1,200—Gold Hill, Inata, and Pascua Lama; $1,100—Don Nicolas and Mara Rosa; $1,010—Andacollo; $1,000—Robinson; $983—Pine Cove; $690—Mt. Milligan. No gold price was reported for Balcooma, El Toqui, Kundip, Kutcho Creek, Marigold, and Wolverine.

(3) Set forth below are the definitions of proven and probable reserves used by the U.S. Securities and Exchange Commission. "Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. "Proven (Measured) Reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

"Probable (Indicated) Reserves" are reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

(4) Royal Gold has disclosed a number of reserve estimates that are provided by operators that are foreign issuers and are not based on the U.S. Securities and Exchange Commission's definitions for proven and probable reserves. For Canadian issuers, definitions of

"mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators. For Australian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended ("JORC Code"). Royal Gold does not reconcile the reserve estimates provided by the operators with definitions of reserves used by the U.S. Securities and Exchange Commission.

(5) The reserves reported are either estimates received from the various operators or are based on documentation material provided to Royal Gold or which is derived from recent publicly-available information from the operators of the various properties or various recent National Instrument 43-101 or JORC Code reports filed by operators. Accordingly, Royal Gold is not able to reconcile the reserve estimates prepared in reliance on National Instrument 43-101 or JORC Code with definitions of the U.S. Securities and Exchange Commission.

(6) "Contained ounces" or "contained pounds" do not take into account recovery losses in mining and processing the ore.

(7) NSR sliding-scale schedule (price of gold per ounce—royalty rate): Below $375—1.75%; >$375 to $400—2.0%; >$400 to $425—2.25%; >$425—2.5%. All price points are stated in 1986 dollars and are subject to adjustment in accordance with a blended index comprised of labor, diesel fuel, industrial commodities and mining machinery.

(8) GSR sliding-scale schedule (price of gold per ounce—royalty rate): Below $210—0.40%; $210 to $229.99—0.50%; $230 to $249.99—0.75%; $250 to $269.99—1.30%; $270 to $309.99—2.25%; $310 to $329.99—2.60%; $330 to $349.99—3.00%; $350 to $369.99—3.40%; $370 to $389.99—$3.75%; $390 to $409.99—4.0%; $410 to $429.99—4.25%; $430 to $449.99—4.50%; $450 to $469.99—4.75%; $470 and higher—5.00%.

(9) NVR1 and GSR3 reserves and additional mineralized material are subsets of the reserves and additional mineralized material covered by GSR1 and GSR2.

(10) Round Mountain, a joint venture between Kinross and Barrick, has the right, at any time, to purchase the royalty interest for $10.0 million less any royalty payments paid prior to the purchase option being exercised. The royalty is subject to a minimum royalty payment of $100,000 per year, which is capped at $1.0 million. As of March 31, 2013, minimum royalty payments totaling $975,000 have been received. Once all royalty payments and the minimum royalty payment equals $10.0 million, the royalty terminates.

(11) The 1.0% to 2.0% sliding-scale NSR royalty will pay 2.0% when the price of gold is above $350 per ounce and 1.0% when the price of gold falls to $350 per ounce or below. The 0.6% to 0.9% NSR sliding-scale schedule (price of gold per ounce—royalty rate): Below $300—0.6%; $300 to $350—0.7%; > $350 to $400—0.8%; > $400—0.9%. The silver royalty rate is based on the price of gold.

(12) The 0.6% to 0.9% sliding-scale NSR applies to the M-ACE claims. The operator did not break out reserves or resources subject to the M-ACE claims royalty.

(13) Royalty only applies to Section 29 which currently holds about 95% of the reserves reported for the property. An additional Cordilleran royalty applies to a portion of Section 28.

(14) Royalty only applies to Section 29 which currently holds about 95% of the reserves reported for the property. Additional Rayrock royalties apply to Sections 28, 32 and 33; these royalty rates vary depending on pre-existing royalties. The Rayrock royalties take effect once 200,000 ounces of gold have been produced from open pit mines on the property. As of March 31, 2012, approximately 103,000 ounces have been produced.

(15) Royalty is capped at $300,000 plus simple interest.

(16) NSR sliding-scale schedule (price of gold per ounce—royalty rate): $0.00 to under $350—0.0%; $350 to under $400—0.5%; $400 to under $500—1.0%; $500 or higher—2.0%.

(17) NSR sliding-scale schedule (price of gold per ounce—royalty rate): $0.00 to $350—1.0%; above $350—1.5%.

(18) This is a metal stream whereby the purchase price for gold ounces delivered is $435 per ounce, or the prevailing market price of gold, if lower; no inflation.

(19) This is a metal stream whereby Royal Gold is entitled to 12.5% of payable gold until 48,000 ounces of payable gold have been delivered; 7.5% thereafter, whereby the purchase price for gold ounces delivered is $450 per ounce on the first 48,000 ounces of gold; $500 per ounce thereafter, or the prevailing market price, if lower.

(20) Gold royalty rate is based on the price of silver per ounce. NSR sliding-scale schedule (price of silver per ounce—royalty rate): Below $5.00—0.0%; $5.00 to $7.50—3.778%; >$7.50—9.445%.

(21) The Company's royalty is subject to a 2.0 million ounce cap on gold production. There have been approximately 1.1 million ounces of cumulative production as of March 31, 2013. NSR sliding-scale schedule (price of gold per ounce—royalty rate): $0.00 to $299.99—1.0%; $300 to $324.99—1.50%; $325 to $349.99—2.0%; $350 to $374.99—3.0%; $375 to $399.99—4.0%; $400 or higher—5.0%.

(22) Operator reports reserves by material type. The sulfide material will be processed by milling. The oxide material will be processed by heap leaching.

(23) The royalty rate is 75% until 910,000 payable ounces of gold have been produced; 50% thereafter. There have been approximately 155,000 cumulative payable ounces produced as of March 31, 2013. Gold is produced as a by-product of copper.

(24) All metals are paid based on zinc prices. NSR sliding-scale schedule (price of zinc per pound—royalty rate): Below $0.50—0.0%; $0.50 to below $0.55—1.0%; $0.55 to below $0.60—2.0%; $0.60 or higher—3.0%.

(25) Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. Approximately 20% of the royalty is limited to the first 14.0 million ounces of gold produced from the project. Also, 24% of the royalty can be extended beyond 14.0 million ounces produced for $4.4 million. In addition, a one-time payment totaling $8.4 million will be made if gold prices exceed $600 per ounce for any six-month period within the first 36 months of commercial production.

(26) NSR sliding-scale schedule (price of gold per ounce—royalty rate): less than or equal to $325—0.78%; $400—1.57%; $500—$2.72%; $600—3.56%; $700—4.39%; greater than or equal to $800—5.23%. Royalty is interpolated between lower and upper endpoints.

(27) Royalty pays 1.0% for the first 250,000 ounces of production and then 1.5% for production above 250,000 ounces.

(28) The A$10 per ounce royalty applies on production above 50,000 ounces.

(29) The 1.5% to 2.5% NSR sliding-scale royalty applies to cumulative production above 300,000 ounces at both the Burnakura and Meekatharra-Reedys properties. Once 300,000 ounces have been produced, the royalty begins paying at a per year rate of 1.5% for the next 75,000 ounces per year produced and at a rate of 2.5% on production above 75,000 ounces per year. Cumulative production is estimated at 271,000 ounces as of December 31, 2012. The 1.0% NSR royalty applies to the Rand area only.

(30) There is a 0.75% GSR milling royalty that applies to ore that is mined outside of the defined area of the Taparko-Bouroum project that is processed through the Taparko facilities up to a maximum of 1.1 million tons per year.

(31) Silver reserves were calculated by the operators at the following prices per ounce: $30.00—Gold Hill; $28.83—Troy; $25.96—Schaft Creek; $25.00—Don Nicolas, Dolores, and Don Mario; $24.05—Soledad; $24.00—Peñasquito and $22.00—Tulsequah Chief. No silver price was reported for Balcooma, El Toqui, Kutcho Creek and Wolverine.

(32) This is a metal stream whereby Royal Gold is entitled to 22.5% of payable silver until 2.78 million ounces of payable silver have been delivered; 9.75% thereafter, whereby the purchase price for silver ounces delivered is $5.00 per ounce on the first 2.78 million ounces of silver; $7.50 per ounce thereafter, or the prevailing market price of the metal, if lower.

(33) Copper reserves were calculated by the operators at the following prices per pound: $3.67—Voisey's Bay and Troy; $3.52—Schaft Creek; $3.10—Tulsequah Chief; $3.00—Don Mario; $2.75—Robinson and Las Cruces; $2.50—Johnson Camp; and $2.00—Pascua-Lama. No copper reserve price was reported for Balcooma, Caber or Kutcho Creek.

(34) Additional mineralized material figures are from December 31, 2005 and have not been updated by the operator.

(35) Royalty applies to all copper production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. This royalty will take effect after January 1, 2017.

(36) Lead reserve price was calculated by the operators at the following prices per pound: $0.80—Peñasquito. No lead reserve price was reported for Balcooma or El Toqui.

(37) Zinc reserve price was calculated by the operators at the following prices per pound: $0.85—Peñasquito. No zinc reserve price was reported for Balcooma, Caber, El Toqui or Kutcho Creek.

(38) Nickel reserve price was calculated by the operator at Voisey's Bay at $9.41 per pound. No nickel price was reported for Mt. Goode or Avebury.

(39) Cobalt reserve price was calculated by the operator at Voisey's Bay at $15.66 per pound.

(40) Molybdenum reserve price was calculated by the operator at Schaft Creek at $15.30 per pound.

ITEM 3. LEGAL PROCEEDINGS

Refer to Note 15 of the notes to consolidated financial statements for a discussion on litigation associated with our Voisey's Bay royalty.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Current Stockholders

Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "RGLD" and on the TSX under the symbol "RGL." The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices, in U.S. dollars, for our common stock on NASDAQ for each quarter since July 1, 2011.

Fiscal Year:		Sales Prices High	Sales Prices Low
2012	First Quarter (July, Aug., Sept.—2011)	$ 83.87	$57.04
	Second Quarter (Oct., Nov., Dec.—2011)	$ 82.70	$58.14
	Third Quarter (Jan., Feb., March—2012)	$ 78.32	$61.60
	Fourth Quarter (April, May, June—2012)	$ 80.97	$57.00
2013	First Quarter (July, Aug., Sept.—2012)	$100.71	$71.36
	Second Quarter (Oct., Nov., Dec.—2012)	$100.84	$76.17
	Third Quarter (Jan., Feb., March—2013)	$ 83.44	$62.67
	Fourth Quarter (April, May, June—2013)	$ 71.33	$38.63

As of July 29, 2013, there were 961 stockholders of record of our common stock.

Dividends

We have paid a cash dividend on our common stock for each year beginning in calendar year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations.

For calendar year 2013, our annual dividend is $0.80 per share of common stock and exchangeable shares. We paid the first payment of $0.20 per share on January 18, 2013, to common stockholders and the holders of exchangeable shares of record at the close of business on January 4, 2013. We paid the second payment of $0.20 per share on April 19, 2013, to common stockholders and the holders of exchangeable shares of record at the close of business on April 5, 2013. We paid the third payment of $0.20 per share on July 19, 2013 to common stockholders and holders of exchangeable shares of record at the close of business on July 5, 2013. Subject to board approval, we anticipate paying the fourth payment of $0.20 per share on October 18, 2013, to common shareholders and holders of exchangeable shares of record at the close of business on October 4, 2013.

For calendar year 2012, we paid an annual dividend of $0.60 per share of common stock and exchangeable shares in four quarterly payments of $0.15 each. We paid the first payment of $0.15 per share on January 20, 2012, to common stockholders and the holders of exchangeable shares of record at the close of business on January 6, 2012. We paid the second payment of $0.15 per share on April 20, 2012, to common stockholders and the holders of exchangeable shares of record at the close of business on April 5, 2012. We paid the third payment of $0.15 per share on July 20, 2012 to common stockholders and holders of exchangeable shares of record at the close of business on July 6, 2012. We paid the fourth payment of $0.15 per share on October 19, 2012, to common shareholders and holders of exchangeable shares of record at the close of business on October 5, 2012.

For the last two quarters of calendar 2011, we paid dividends of $0.11 per share of common stock and exchangeable shares in each quarter. We paid the third quarter payment of $0.11 per share on July 15, 2011 to common stockholders and holders of exchangeable shares of record at the close of business on July 1, 2011. We paid the fourth quarter payment of $0.11 per share on October 14, 2011, to common shareholders and holders of exchangeable shares of record at the close of business on September 30, 2011.

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal Years Ended June 30,				
	2013	2012	2011	2010	2009
	(Amounts in thousands, except per share data)				
Royalty revenue[1]	$289,224	$263,054	$216,469	$136,565	$73,771
Operating income	$171,504	$156,888	$118,925	$ 41,035	$27,292
Net income	$ 73,409	$ 98,309	$ 77,299	$ 29,422	$41,357
Net income available to Royal Gold common stockholders	$ 69,153	$ 92,476	$ 71,395	$ 21,492	$38,348
Net income per share available to Royal Gold common stockholders:					
Basic	$ 1.09	$ 1.61	$ 1.29	$ 0.49	$ 1.09
Diluted	$ 1.09	$ 1.61	$ 1.29	$ 0.49	$ 1.07
Dividends declared per common share[2]	$ 0.75	$ 0.56	$ 0.42	$ 0.34	$ 0.30

	As of June 30,				
	2013	2012	2011	2010	2009
	(Amounts in thousands)				
Royalty interests in mineral properties, net	$2,120,268	$1,890,988	$1,690,439	$1,476,799	$455,966
Total assets	$2,905,341	$2,376,366	$1,902,702	$1,865,333	$809,924
Debt	$ 302,263	$ 293,248	$ 226,100	$ 248,500	$ 19,250
Total liabilities	$ 534,705	$ 512,937	$ 415,007	$ 431,785	$ 49,513
Total Royal Gold stockholders' equity	$2,348,887	$1,838,459	$1,460,162	$1,403,716	$749,441

(1) Please refer to Item 7, MD&A, of this report for a discussion of recent developments that contributed to our 10% increase in royalty revenue during fiscal year 2013 when compared to fiscal year 2012 and the 22% increase in royalty revenue during fiscal year 2012 when compared to fiscal year 2011.

(2) The 2013, 2012, 2011, 2010 and 2009 calendar year dividends were $0.80, $0.60, $0.44, $0.36 and $0.32, respectively, as approved by our board of directors. Please refer to Item 5 of this report for further information on our dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Royal Gold, together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties, precious metals streams and similar interests. Royalties are non-operating interests in mining projects that provide the right to revenue or metals produced from the project after deducting specified costs, if any. We use the term "royalty interest" in this Annual Report on Form 10-K to refer to royalties, gold, silver or other metal stream interests, and other similar interests. We seek to acquire existing royalty interests or to finance projects that are in production or in development stage in exchange for royalty interests. In the ordinary course of business, we engage in a continual review of opportunities to acquire existing royalty interests, to create new royalty interests through the financing of mine development or exploration, or to acquire companies that hold royalty interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes.

As of June 30, 2013, the Company owned royalties on 36 producing properties, 21 development stage properties and 147 exploration stage properties, of which the Company considers 50 to be evaluation stage projects. The Company uses "evaluation stage" to describe exploration stage properties that contain mineralized material and on which operators are engaged in the development of reserves. We do not conduct mining operations nor are we required to contribute to capital costs, exploration costs, environmental costs or other mining, processing or other operating costs on the properties in which we hold royalty interests. During the fiscal year ended June 30, 2013, we focused on the management of our existing royalty interests and the acquisition of royalty interests.

Our financial results are primarily tied to the price of gold and, to a lesser extent, the price of silver, copper and nickel, together with the amounts of production from our producing stage royalty interests. The price of gold, silver, copper, nickel and other metals have fluctuated widely in recent years and most recently have experienced declines from highs experienced in the first half of our fiscal year 2013. The marketability and the price of metals are influenced by numerous factors beyond the control of the Company and significant declines in the price of gold, silver, copper or nickel could have a material and adverse effect on the Company's results of operations and financial condition.

For the fiscal years ended June 30, 2013, 2012 and 2011, gold, silver, copper and nickel price averages and percentage of royalty revenues by metal were as follows:

	Fiscal Year Ended					
	June 30, 2013		June 30, 2012		June 30, 2011	
Metal	Average Price	Percentage of Royalty Revenue	Average Price	Percentage of Royalty Revenue	Average Price	Percentage of Royalty Revenue
Gold ($/ounce)	$1,605	70%	$1,673	68%	$1,369	64%
Silver ($/ounce)	$28.97	7%	$33.26	7%	$28.61	6%
Copper ($/pound)	$ 3.48	11%	$ 3.71	11%	$ 3.92	10%
Nickel ($/pound)	$ 7.44	8%	$ 8.77	11%	$10.86	15%
Other	N/A	4%	N/A	3%	N/A	5%

Operators' Production Estimates by Royalty for Calendar Year 2013

We received annual production estimates from many of the operators of our producing mines during the first calendar quarter of 2013. The following table shows such production estimates for our principal producing properties for calendar 2013 as well as the actual production reported to us by the various operators through June 30, 2013. The estimates and production reports are prepared by the operators of the mining properties. We do not participate in the preparation or calculation of the operators' estimates or production reports and have not independently assessed or verified the accuracy of such information. Please refer to Part I, Item 2, Properties, of this report for further discussion on any updates at our principal producing and development properties.

Operators' Production Estimate by Royalty for Calendar Year 2013 and Reported Production Principal Producing Properties For the period January 1, 2013 through June 30, 2013

Royalty	Calendar 2013 Operator's Production Estimate[1]			Reported Production through June 30, 2013[2]		
	Gold (oz.)	Silver (oz.)	Base Metals (lbs.)	Gold (oz.)	Silver (oz.)	Base Metals (lbs.)
Andacollo	63,000	—	—	34,700	—	—
Canadian Malartic	485,000 - 510,000	—	—	159,000	—	—
Cortez GSR1	48,000	—	—	37,600	—	—
Cortez GSR2	16,000	—	—	500	—	—
Cortez GSR3	64,000	—	—	38,100	—	—
Cortez NVR1	53,000	—	—	28,500	—	—
Holt	52,000 - 58,000	—	—	28,400	—	—
Las Cruces						
Copper	—	—	151 - 159 million	—	—	68.9 million
Mulatos	180,000 - 200,000	—	—	114,300	—	—
Peñasquito	360,000 - 400,000	20 - 21 million		148,900	9.0 million	
Lead			145 - 160 million			61.0 million
Zinc			285 - 305 million			112.2 million
Robinson[3]	N/A	—		28,400	—	
Copper			N/A			68.2 million
Voisey's Bay[3]						
Copper			N/A			27.0 million
Nickel			N/A			81.2 million
Wolverine[3]	N/A	N/A		6,900	1.6 million	

(1) There can be no assurance that production estimates received from our operators will be achieved. Please refer to our cautionary language regarding forward-looking statements following this MD&A, as well as the Risk Factors identified in Part I, Item 1A, of this report for information regarding factors that could affect actual results.

(2) Reported production relates to the amount of metal sales, subject to our royalty interests, for the period January 1, 2013 through June 30, 2013, as reported to us by the operators of the mines.

(3) The Company did not receive calendar 2013 production guidance from the operator.

Historical Production

The following table discloses historical production for the past three fiscal years for the principal producing properties that are subject to our royalty interests, as reported to us by the operators of the mines:

Historical Production[1] by Royalty
Principal Producing Properties
For the Fiscal Years Ended June 30, 2013, 2012 and 2011

Royalty	Metal	2013	2012	2011
Andacollo	Gold	68,600 oz.	51,400 oz.	42,300 oz.
Canadian Malartic	Gold	347,000 oz.	297,500 oz.	35,300 oz.
Cortez GSR1	Gold	81,200 oz.	115,900 oz.	191,400 oz.
Cortez GSR2	Gold	900 oz.	800 oz.	800 oz.
Cortez GSR3	Gold	82,100 oz.	116,700 oz.	192,200 oz.
Cortez NVR1	Gold	60,400 oz.	82,000 oz.	120,000 oz.
Holt	Gold	56,400 oz.	41,200 oz.	11,800 oz.
Las Cruces	Copper	153.4 million lbs.	119.1 million lbs.	74.7 million lbs.
Mulatos	Gold	218,000 oz.	169,300 oz.	150,500 oz.
Peñasquito	Gold	371,100 oz.	294,500 oz.	206,700 oz.
	Silver	21.1 million oz.	21.5 million oz.	17.3 million oz.
	Lead	126.3 million lbs.	164.0 million lbs.	132.9 million lbs.
	Zinc	282.3 million lbs.	312.6 million lbs.	217.0 million lbs.
Robinson	Gold	49,100 oz.	31,000 oz.	49,700 oz.
	Copper	146.2 million lbs.	105.3 million lbs.	93.7 million lbs.
Voisey's Bay	Nickel	143.9 million lbs.	131.6 million lbs.	112.5 million lbs.
	Copper	101.9 million lbs.	107.2 million lbs.	67.8 million lbs.
Wolverine	Gold	11,300 oz.	1,300 oz.	900 oz.
	Silver	2.8 million oz.	1.0 million oz.	258,500 oz.

(1) Historical production relates to the amount of metal sales, subject to our royalty interests for each fiscal year presented, as reported to us by the operators of the mines.

Critical Accounting Policies

Listed below are the accounting policies that the Company believes are critical to its financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. Please refer to Note 2 of the notes to consolidated financial statements for a discussion on recently adopted accounting pronouncements.

Use of Estimates

The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

Our most critical accounting estimates relate to our assumptions regarding future gold, silver, nickel, copper and other metal prices and the estimates of reserves and recoveries of third-party mine operators. We rely on reserve estimates reported by the operators on the properties in which we have royalty interests. These estimates and the underlying assumptions affect the potential impairments of long-lived assets and the ability to realize income tax benefits associated with deferred tax assets. These estimates and assumptions also affect the rate at which we charge depreciation, depletion and amortization to earnings. On an ongoing basis, management evaluates these estimates and assumptions; however, actual amounts could differ from these estimates and assumptions.

Royalty Interests in Mineral Properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The costs of acquired royalty interests in mineral properties are capitalized as tangible assets as such interests do not meet the definition of a financial asset under the Accounting Standards Codification ("ASC") guidance.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are expensed when incurred.

Asset Impairment

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts of an asset or group of assets may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves and other relevant information received from the operators. We evaluate the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of gold, silver, copper, nickel and other metals, and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur or may be reduced in the future, thus affecting the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

Our estimates of gold, silver, copper, nickel and other metal prices, operator's estimates of proven and probable reserves related to our royalty properties, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of our investment in these royalty interests in mineral properties. Although we have made our best assessment of these factors based on current market conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests. As part of the Company's regular asset impairment analysis, the Company determined that two insignificant valued exploration stage royalty interests should be written down to zero as of June 30, 2013.

Available-for-Sale Securities

Investments in securities that management does not have the intent to sell in the near term and that have readily determinable fair values are classified as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income. When investments are sold, the realized gains and losses on these investments, determined using the specific identification method, are included in determining net income.

The Company's policy for determining whether declines in fair value of available-for-sale securities are other than temporary includes a quarterly analysis of the investments and a review by management of all investments for which the cost exceeds the fair value. Any temporary declines in fair value are recorded as a charge to other comprehensive income. This evaluation considers a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, and management's ability and intent to hold the securities until fair value recovers. If such impairment is determined by the Company to be other-than-temporary, the investment's cost basis is written down to fair value and recorded in net income during the period the Company determines such impairment to be other-than-temporary. The new cost basis is not changed for subsequent recoveries in fair value.

The most significant available-for-sale security is the investment in Seabridge common stock, acquired in June 2011 and discussed in greater detail within Note 3 of our notes to consolidated financial statements. During the fiscal year ended June 30, 2013, the Company corrected the original cost basis of the shares, which was overstated by $2.4 million. Based on the Company's quarterly impairment analysis, including the severity of the market decline in Seabridge common stock during the fiscal year ended June 30, 2013, the Company determined that the impairment of its investment in Seabridge common stock is other-than-temporary. As a result of the impairment, the Company recognized a loss on available-for-sale securities of $12.1 million during our fiscal year ended June 30, 2013. There were no impairments recognized on our available-for-sale securities during our fiscal year ended June 30, 2012. The Company will continue to evaluate its investment in Seabridge common stock considering additional facts and circumstances as they arise, including, but not limited to, the progress of development of Seabridge's KSM project.

Royalty Revenue

Royalty revenue is recognized pursuant to guidance in ASC 605 and based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. For royalty payments received in-kind, royalty revenue is recorded at the average spot price of gold for the period in which the royalty was earned.

Revenue recognized pursuant to the Robinson royalty agreement is based upon 3.0% of revenue received by the operator of the mine, KGHM, for the sale of minerals from the Robinson mine, reduced by certain costs incurred by KGHM. KGHM's concentrate sales contracts with third-party smelters, in general, provide for an initial sales price payment based upon provisional assays and quoted metal prices at the date of shipment. Final true-up sales price payments to KGHM are subsequently based upon final assay and market metal prices on a specified future date, typically one to three months after the date the concentrate arrives at the third-party smelter (which generally occurs four to five months after the shipment date from the Robinson mine). We do not have all the key information regarding the terms of the operator's smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator's shipment of concentrate.

Each monthly payment from KGHM is typically a combination of revenue received by KGHM for provisional payments during the month and any upward or downward adjustments for final assays and commodity prices for earlier shipments. Whether the payment to Royal Gold is based on KGHM's revenue in the form of provisional or final payments, Royal Gold records royalty revenue and the corresponding receivable based on the monthly amounts it receives from KGHM, as determined pursuant to the royalty agreement. The royalty contract does not provide Royal Gold with rights or obligations to settle any final assay and commodity price adjustments with KGHM. Therefore, once a given monthly payment is received by Royal Gold it is not subject to later adjustment based on adjustments for assays or commodity prices. Under the royalty agreement, KGHM may include such final adjustments as a component of future royalty payments.

Income Taxes

The Company accounts for income taxes in accordance with the guidance of ASC 740. The Company's deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. The deferred tax assets and liabilities reflect management's best assessment of estimated future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate or unpredicted results from the final determination of each year's liability by taxing authorities. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's operations may involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution could result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period which they are determined. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Liquidity and Capital Resources

Overview

At June 30, 2013, we had current assets of $744.5 million compared to current liabilities of $35.1 million for a current ratio of 21 to 1. This compares to current assets of $445.2 million and current liabilities of $15.2 million at June 30, 2012, resulting in a current ratio of approximately 29 to 1. The decrease in our current ratio was primarily attributable to an increase in the amount of foreign withholding taxes payable on certain of our foreign royalty interests. The increase in our foreign withholding taxes payable was partially offset by an increase in our cash and equivalents during the period due to our October 2012 common stock offering as discussed below.

During the fiscal year ended June 30, 2013, liquidity needs were met from $289.2 million in royalty revenues and our available cash resources. As of June 30, 2013, the Company had $350 million available and no amounts outstanding under its revolving credit facility. The Company was in compliance with each financial covenant under its revolving credit facility as of June 30, 2013. Refer to Note 6 of our notes to consolidated financial statements for further discussion on our debt.

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for debt service, general and administrative expense costs, exploration costs and capital expenditures for the foreseeable future. Our current financial resources are also available to fund dividends and for acquisitions of royalty interests, including the remaining commitments incurred in connection with the Mt. Milligan and Tulsequah Chief acquisitions. Our long-term capital requirements are primarily affected by our ongoing acquisition activities. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of one or more substantial royalty interest or other acquisitions, we may seek additional debt or equity financing as necessary.

Please refer to our risk factors included in Part 1, Item 1A of this report for a discussion of certain risks that may impact the Company's liquidity and capital resources.

Recent Liquidity and Capital Resource Developments

Amendment to Revolving Credit Agreement

On January 21, 2013, Royal Gold entered into Amendment No. 2 to Fifth Amended and Restated Revolving Credit Agreement (the "Amendment"), which amended the Company's existing Fifth Amended and Restated Revolving Credit Agreement, dated May 30, 2012 (as amended from time to time, the "Revolving Credit Agreement"), among Royal Gold, as the borrower, certain subsidiaries of Royal Gold, as guarantors, HSBC Bank USA, National Association, as administrative agent and a lender, The Bank of Nova Scotia, as a lender, Goldman Sachs Bank USA, as a lender, and the other lenders from time to time party thereto, HSBC Securities (USA) Inc., as the sole lead arranger and joint bookrunner, and ScotiaBank, as syndication agent and joint bookrunner.

The Amendment revised the Revolving Credit Agreement to, among other things, (i) remove the current ratio, interest coverage ratio and debt service coverage ratio financial covenants, (ii) add a financial covenant requiring the Company to maintain a secured debt ratio below a certain level, (iii) increase the amount of unsecured indebtedness the Company is permitted to incur subject to its pro forma compliance with a leverage ratio test and to allow certain prepayments, refinancing and replacement of such unsecured indebtedness, (iv) increase the interest rate for borrowings under the Revolving Credit Agreement when the leverage ratio exceeds 3.0 to 1.0 and (v) take certain acquisitions into account in determining compliance with financial covenants. Except as set forth in the Amendment, all other terms and conditions of the Revolving Credit Agreement remain in full force and effect.

Dividend Increase

On November 14, 2012, we announced an increase in our annual dividend for calendar 2013 from $0.60 to $0.80, payable on a quarterly basis of $0.20 per share. The newly declared dividend is 33% higher than the dividend paid during calendar 2012. The first quarter calendar 2013 dividend of $0.20 per share was paid on January 18, 2013, to shareholders of record at the close of business on January 4, 2013. The quarterly dividend of US$0.20 is also payable to holders of exchangeable shares of RG Exchangeco Inc. ("RG Exchangeco").

Common Stock Offering

On October 15, 2012, we sold 5,250,000 shares of our common stock, at a price of $90.00 per share, resulting in proceeds of $472.5 million before expenses. The Company has invested the proceeds from this offering in United States treasury bills or cash bank accounts and intends to use the net proceeds from the offering for the acquisition of additional royalty interests and for general corporate purposes.

Summary of Cash Flows

Operating Activities

Net cash provided by operating activities totaled $172.6 million for the fiscal year ended June 30, 2013, compared to $162.2 million for the fiscal year ended June 30, 2012. The increase was primarily due to an increase in proceeds received from our royalty interests, net of production taxes, of approximately $14.8 million. The increase was partially offset by an increase in interest payments made of approximately $5.9 million.

Net cash provided by operating activities totaled $162.2 million for the fiscal year ended June 30, 2012, compared to $147.0 million for the fiscal year ended June 30, 2011. The increase was primarily due to an increase in proceeds received from our royalty interests, net of production taxes, of approximately $48 million. This increase was partially offset by an increase in tax payments of approximately $20.7 million.

Investing Activities

Net cash used in investing activities totaled $309.4 million for the fiscal year ended June 30, 2013, compared to $271.4 million for the fiscal year ended June 30, 2012. The increase in cash used in investing activities is primarily due to an increase in acquisitions of royalty interests in mineral properties (primarily Mt. Milligan funding) compared to our fiscal year 2012.

Net cash used in investing activities totaled $271.4 million for the fiscal year ended June 30, 2012, compared to $306.3 million for the fiscal year ended June 30, 2011. The decrease in cash used in investing activities is primarily due to a decrease in cash used for acquisitions of royalty interests in mineral properties compared to our fiscal year 2011.

Financing Activities

Net cash provided by financing activities totaled $425.4 million for the fiscal year ended June 30, 2013, compared to cash provided by financing activities of $370.5 million for the fiscal year ended June 30, 2012. The increase is primarily attributable to proceeds received ($472.5 million) from our October 2012 equity offering. During the fiscal year ended June 30, 2013 and 2012, the Company made debt repayments of $0 and $326.1 million, respectively, and paid common stock dividends of $43.9 million and $29.5 million, respectively.

Net cash provided by financing activities totaled $370.5 million for the fiscal year ended June 30, 2012, compared to cash used in financing activities of $51.4 million for the fiscal year ended June 30, 2011. The increase in net cash provided by financing activities is primarily due to (i) net proceeds from the 2019 Notes ($359.0 million) and (ii) the sale by the Company in January 2012 of 4,000,000 shares of its common stock, at a price of $67.10 per share, resulting in proceeds of approximately $268.4 million. In December 2011, the Company borrowed $100 million under its revolving credit facility to help fund the Mt. Milligan II Acquisition. In February 2012, the Company used a portion of the net proceeds of the sale of its securities to repay the outstanding amounts under its revolving credit facility. In June 2012, the Company used a portion of the proceeds from the issuance of the 2019 Notes and repaid all amounts ($110.6 million) outstanding under the term loan. During the fiscal year ended June 30, 2012 and 2011, the Company made debt repayments of $326.1 and $41.9 million, respectively, and paid common stock dividends of $29.5 million and $22.1 million, respectively.

Contractual Obligations

Our contractual obligations as of June 30, 2013, are as follows:

Contractual Obligations	Payments Due by Period (in thousands)				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
2019 Notes[1]	$433,825	$10,637	$21,275	$21,275	$380,638
Total	$433,825	$10,637	$21,275	$21,275	$380,638

(1) Amounts represent principal ($370 million) and estimated interest payments ($63.8 million) assuming no early extinguishment.

For information on our contractual obligations, see Note 6 of the notes to consolidated financial statements under Part II, Item 8, "Financial Statements and Supplementary Data" of this report. Royal Gold believes it will be able to fund all existing obligations from net cash provided by operating activities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Results of Operations

Fiscal Year Ended June 30, 2013, Compared with Fiscal Year Ended June 30, 2012

For the fiscal year ended June 30, 2013, we recorded net income available to Royal Gold common stockholders of $69.2 million, or $1.09 per basic share and diluted share, compared to net income available to Royal Gold common stockholders of $92.5 million, or $1.61 per basic share and diluted share, for the fiscal year ended June 30, 2012. The decrease in our net income available to Royal Gold common stockholders and earnings per share were primarily attributable to an other-than-temporary impairment loss recognized on our available-for-sale securities, an increase in general and administrative expense, an increase in depletion expense, and an increase interest expense associated with our 2019 Notes, each of which are discussed below. The decrease in our earnings per share was also attributable to the issuance of 5.25 million shares of common stock in October 2012 as part of a registered offering. The decrease in our net income available to Royal Gold common stockholders and earnings per share were partially offset by an increase in royalty revenue during the period, which is discussed below.

For fiscal year ended June 30, 2013, we recognized total royalty revenue of $289.2 million, at an average gold price of $1,605 per ounce, an average silver price of $28.97 per ounce, an average nickel price of $7.44 per pound and an average copper price of $3.48 per pound, compared to total royalty revenue of $263.1 million, at an average gold price of $1,673 per ounce, an average silver price of $33.26 per ounce, an average nickel price of $8.77 per pound and an average copper price of $3.71 per pound, for fiscal year ended June 30, 2012. Royalty revenue and the corresponding production, attributable to our royalty interests, for the fiscal year ended June 30, 2013 compared to the fiscal year ended June 30, 2012 is as follows:

Royalty Revenue and Production Subject to our Royalty Interests
Fiscal Years Ended June 30, 2013 and 2012
(In thousands, except reported production in ozs. and lbs.)

		Fiscal Year Ended June 30, 2013		Fiscal Year Ended June 30, 2012	
Royalty	**Metal(s)**	**Royalty Revenue**	**Reported Production[(1)]**	**Royalty Revenue**	**Reported Production[(1)]**
Andacollo	Gold	$ 82,272	68,600 oz.	$ 64,075	51,400 oz.
Voisey's Bay		$ 32,517		$ 36,030	
	Nickel		143.9 million lbs.		131.6 million lbs.
	Copper		101.9 million lbs.		107.2 million lbs.
Peñasquito		$ 28,005		$ 28,468	
	Gold		371,100 oz.		294,500 oz.
	Silver		21.1 million oz.		21.5 million oz.
	Lead		126.3 million lbs.		164.0 million lbs.
	Zinc		282.3 million lbs.		312.6 million lbs.
Holt	Gold	$ 19,028	56,400 oz.	$ 14,966	41,200 oz.
Mulatos	Gold	$ 17,376	218,000 oz.	$ 13,794	169,300 oz.
Robinson		$ 15,664		$ 11,687	
	Gold		49,100 oz.		31,000 oz.
	Copper		146.2 million lbs.		105.3 million lbs.
Cortez	Gold	$ 8,980	82,100 oz.	$ 13,160	116,700 oz.
Canadian Malartic	Gold	$ 8,043	347,000 oz.	$ 7,133	297,500 oz.
Las Cruces	Copper	$ 8,012	153.4 million lbs.	$ 6,448	119.1 million lbs.
Leeville	Gold	$ 6,893	232,000 oz.	$ 9,159	305,100 oz.
Wolverine		$ 6,353		$ 2,155	
	Gold		11,300 oz.		1,300 oz.
	Silver		2.8 million oz.		1.0 million oz.
Dolores		$ 4,767		$ 5,323	
	Gold		56,700 oz.		61,200 oz.
	Silver		3.2 million oz.		3.1 million oz.
Other[(2)]	Various	$ 51,314	N/A	$ 50,656	N/A
Total Royalty Revenue		**$289,224**		**$263,054**	

(1) Reported production relates to the amount of metal sales, subject to our royalty interests, for the twelve months ended June 30, 2013 and June 30, 2012, as reported to us by the operators of the mines.

(2) Individually, no royalty included within the "Other" category contributed greater than 5% of our total royalty revenue for either period.

The increase in royalty revenue for the fiscal year ended June 30, 2013, compared with the fiscal year ended June 30, 2012, resulted primarily from reported production increases at Andacollo, Holt, Las Cruces, Mulatos and Robinson and the continued ramp-up at Canadian Malartic and Wolverine. These increases were partially offset by a decrease in the average gold, silver, copper and nickel prices and decreases in reported production at Voisey's Bay (copper), Cortez , Leeville and Dolores. Refer to Part I, Item 2, Properties, for discussion and any updates on our principal producing properties.

General and administrative expenses increased to $23.7 million for the fiscal year ended June 30, 2013, from $20.4 million for the fiscal year ended June 30, 2012. The increase was primarily due to an increase in legal fees, tax consulting and general consulting fees associated with business development activities during the period.

Depreciation, depletion and amortization expense increased to $85.0 million for the fiscal year ended June 30, 2013, from $75.0 million for the fiscal year ended June 30, 2012. The increase was primarily attributable to production increases at Andacollo, Holt, Las Cruces, Mulatos and Robinson, which resulted in additional depletion expense of approximately $6.9 million during the period. The increase was also attributable to the continued ramp-up at Canadian Malartic and Wolverine, which resulted in additional depletion expense of approximately $5.0 million during the period. These increases were partially offset by production decreases at Leeville and certain of the Company's non-principal properties, which resulted in a decrease in depletion expense of $1.9 million during the period.

During the fiscal year ended June 30, 2013, the Company recognized a $12.1 million loss on available-for-sale securities related to an other-than-temporary impairment on its investment in Seabridge common stock. The effect of the recognized loss, net of tax, during the fiscal year ended June 30, 2013, was $0.23 per basic share. Refer to Note 5 of the notes to consolidated financial statements in this Annual Report on Form 10-K for further discussion on the other-than-temporary impairment loss.

Interest and other expense increased to $25.1 million for the fiscal year ended June 30, 2013, from $7.7 million for the fiscal year ended June 30, 2012. The increase was primarily attributable to interest expense associated with our 2019 Notes issued in June 2012. Interest expense recognized on the 2019 Notes for the fiscal year ended June 30, 2013, was $20.7 million and included the contractual coupon interest ($10.6 million), the accretion of the debt discount ($9.0 million) and amortization of the debt issuance costs ($1.1 million). During the fiscal year ended June 30, 2013, the Company made $10.5 million in interest payments on our 2019 Notes. The Company is required to make semi-annual interest payments on the outstanding principal balance of the 2019 Notes on June 15 and December 15 of each year.

During the fiscal year ended June 30, 2013, we recognized income tax expense totaling $63.8 million compared with $54.7 million during the fiscal year ended June 30, 2012. This resulted in an effective tax rate of 46.5% during the current period, compared with 35.8% in the prior period. The increase in the effective tax rate for the twelve months ended June 30, 2013 is primarily related to (i) no tax benefit on the recognized loss on available-for-sale securities, (ii) an increase in tax expense associated with the increase in foreign currency exchange gains, and (iii) an increase in tax expense related to changes in estimates for uncertain tax positions. Excluding the recognized loss on available-for-sale securities, the effective tax rate for the fiscal year ended June 30, 2013 would have been 40.9%.

Fiscal Year Ended June 30, 2012, Compared with Fiscal Year Ended June 30, 2011

For the fiscal year ended June 30, 2012, we recorded net income available to Royal Gold common stockholders of $92.5 million, or $1.61 per basic share and diluted share, compared to net income available to Royal Gold common stockholders of $71.4 million, or $1.29 per basic and diluted share, for the fiscal year ended June 30, 2011. The increase in our earnings per share was primarily attributable to an increase in royalty revenue, as discussed further below. This increase was partially offset by an increase in production taxes, depletion expense, income tax expense and the royalty restructuring charge during the period, each of which are discussed further below.

For fiscal year ended June 30, 2012, we recognized total royalty revenue of $263.1 million, at an average gold price of $1,673 per ounce, an average silver price of $33.26 per ounce, an average nickel price of $8.77 per pound and an average copper price of $3.71 per pound, compared to total royalty revenue of $216.5 million, at an average gold price of $1,369 per ounce, an average silver price of $28.61 per ounce, an average nickel price of $10.86 per pound and an average copper price of $3.92 per pound, for fiscal year ended June 30, 2011. Royalty revenue and the corresponding production, attributable to our royalty interests, for the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011 is as follows:

Royalty Revenue and Production Subject to our Royalty Interests
Fiscal Years Ended June 30, 2012 and 2011
(In thousands, except reported production in ozs. and lbs.)

		Fiscal Year Ended June 30, 2012		Fiscal Year Ended June 30, 2011	
Royalty	**Metal(s)**	**Royalty Revenue**	**Reported Production[1]**	**Royalty Revenue**	**Reported Production[1]**
Andacollo	Gold	$ 64,075	51,400 oz.	$ 43,604	42,300 oz.
Voisey's Bay		$ 36,030		$ 32,677	
	Nickel		131.6 million lbs.		112.5 million lbs.
	Copper		107.2 million lbs.		67.8 million lbs.
Peñasquito		$ 28,468		$ 21,540	
	Gold		294,500 oz.		206,700 oz.
	Silver		21.5 million oz.		17.3 million oz.
	Lead		164.0 million lbs.		132.9 million lbs.
	Zinc		312.6 million lbs.		217.0 million lbs.
Holt	Gold	$ 14,966	41,200 oz.	$ 3,190	11,800 oz.
Mulatos	Gold	$ 13,794	169,300 oz.	$ 10,152	150,500 oz.
Cortez	Gold	$ 13,160	116,700 oz.	$ 17,240	192,200 oz.
Robinson		$ 11,687		$ 12,377	
	Gold		31,000 oz.		49,700 oz.
	Copper		105.3 million lbs.		93.7 million lbs.
Leeville	Gold	$ 9,159	305,100 oz.	$ 10,692	443,300 oz.
Canadian Malartic	Gold	$ 7,133	297,500 oz.	$ 797	35,300 oz.
Las Cruces	Copper	$ 6,448	119.1 million lbs.	$ 4,467	74.7 million lbs.
Dolores		$ 5,323		$ 4,457	
	Gold		61,200 oz.		60,000 oz.
	Silver		3.1 million oz.		2.6 million oz.
Wolverine		$ 2,155		$ 667	
	Gold		1,300 oz.		900 oz.
	Silver		1.0 million oz.		258,500 oz.
Other[2]	Various	$ 50,656	N/A	$ 54,609	N/A
Total Royalty Revenue		**$263,054**		**$216,469**	

(1) Reported production relates to the amount of metal sales, subject to our royalty interests, for the twelve months ended June 30, 2012 and June 30, 2011, as reported to us by the operators of the mines.

(2) Individually, no royalty included within the "Other" category contributed greater than 5% of our total royalty revenue for either period.

The increase in royalty revenue for the fiscal year ended June 30, 2012, compared with the fiscal year ended June 30, 2011, resulted primarily from an increase in the average gold and silver prices, increased reported production at Andacollo, Voisey's Bay, Mulatos and Dolores, the continued ramp-up at Peñasquito, Holt, Las Cruces, Canadian Malartic and Wolverine. These increases were partially offset during the period due to decreases in reported production at Cortez, Leeville and Robinson. Refer to Part I, Item 2, Properties, for discussion and any updates on our principal producing properties.

Depreciation, depletion and amortization expense increased to $75.0 million for the fiscal year ended June 30, 2012, from $67.4 million for the fiscal year ended June 30, 2011. The increase was primarily attributable to an increase in production at Andacollo, Voisey's Bay and Las Cruces, which resulted in additional depletion expense of approximately $8.3 million during the period. The increase was also attributable to the continued ramp-up at Holt and Canadian Malartic, which resulted in additional depletion expense of approximately $4.3 million during the period. These increases were partially offset by a decrease in depletion at Taparko of approximately $4.3 million, which was due to the dollar cap being met during fiscal year 2011.

During the fiscal year ended June 30, 2012, we recognized income tax expense totaling $54.7 million compared with $39.0 million during the fiscal year ended June 30, 2011. This resulted in an effective tax rate of 35.8% during the current period, compared with 33.5% in the prior period. The increase in the effective tax rate for the twelve months ended June 30, 2012 is primarily related to an increase in tax expense and valuation allowances related to earnings from non-U.S. subsidiaries offset by a decrease in tax expense associated with the decrease in foreign currency exchange gains and the effect of excess depletion.

Forward-Looking Statements

Cautionary "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this Annual Report on Form 10-K are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include, without limitation, statements regarding projected production estimates and estimates pertaining to timing and commencement of production from the operators of properties where we hold royalty interests; the adequacy of financial resources and funds to cover anticipated expenditures for general and administrative expenses as well as costs associated with exploration and business development and capital expenditures, and our expectation that substantially all our revenues will be derived from royalty interests. Words such as "may," "could," "should," "would," "believe," "estimate," "expect," "anticipate," "plan," "forecast," "potential," "intend," "continue," "project" and variations of these words, comparable words and similar expressions generally indicate forward-looking statements, which speak only as of the date the statement is made. Do not unduly rely on forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among others:

- changes in gold and other metals prices on which our royalty interests are paid or changes in prices of the primary metals mined at properties where we hold royalty interests;
- the production at or performance of properties where we hold royalty interests;
- the ability of operators to bring projects, particularly development stage properties, into production on schedule or operate in accordance with feasibility studies;
- challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of indigenous populations, non-governmental organizations or other third parties;
- decisions and activities of the operators of properties where we hold royalty interests;

- liquidity or other problems our operators may encounter;
- hazards and risks at the properties where we hold royalty interests that are normally associated with developing and mining properties, including unanticipated grade and geological, metallurgical, processing or other problems, mine operating and ore processing facility problems, pit wall or tailings dam failures, industrial accidents, environmental hazards and natural catastrophes such as floods or earthquakes and access to raw materials, water and power;
- changes in project parameters as plans of the operators of properties where we hold royalty interests are refined;
- changes in estimates of reserves and mineralization by the operators of properties where we hold royalty interests;
- contests to our royalty interests and title and other defects to the properties where we hold royalty interests;
- economic and market conditions;
- future financial needs;
- federal, state and foreign legislation governing us or the operators of properties where we hold royalty interests;
- the availability of royalty interests for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions;
- our ability to make accurate assumptions regarding the valuation, timing and amount of revenue to be derived from our royalty interests when evaluating acquisitions;
- risks associated with conducting business in foreign countries, including application of foreign laws to contract and other disputes, environmental, real estate, contract and permitting laws, currency fluctuations, expropriation of property, repatriation of earnings, taxation, price controls, inflation, import and export regulations, community unrest and labor disputes, endemic health issues, corruption, enforcement and uncertain political and economic environments;
- changes in laws governing us, the properties where we hold royalty interests or the operators of such properties;
- risks associated with issuances of additional common stock or incurrence of indebtedness in connection with acquisitions or otherwise including risks associated with the issuance and conversion of convertible notes;
- acquisition and maintenance of permits and authorizations, completion of construction and commencement and continuation of production at the properties where we hold royalty interests;
- changes in management and key employees; and
- failure to complete future acquisitions.

as well as other factors described elsewhere in this report and our other reports filed with the SEC. Most of these factors are beyond our ability to predict or control. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Forward-looking statements speak only as of the date on which they are made. We disclaim any obligation to update any forward-looking statements made herein, except as required by law. Readers are cautioned not to put undue reliance on forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our earnings and cash flows are significantly impacted by changes in the market price of gold and other metals. Gold, silver, copper, nickel and other metal prices can fluctuate significantly and are affected by numerous factors, such as demand, production levels, economic policies of central banks, producer hedging, world political and economic events and the strength of the U.S. dollar relative to other currencies. Please see "*Volatility in gold, silver, copper, nickel and other metal prices may have an adverse impact on the value of our royalty interests and reduce our revenues. Certain contracts governing our royalty interests have features that may amplify the negative effects of a drop in metal prices*," under Part I, Item 1A, Risk Factors, of this report for more information on factors that can affect gold, silver, copper, nickel and other metal prices as well as historical gold, silver, copper and nickel prices.

During the fiscal year ended June 30, 2013, we reported royalty revenues of $289.2 million, with an average gold price for the period of $1,605 per ounce, an average silver price for the period of $28.97 per ounce, an average copper price of $3.48 per pound and an average nickel price of $7.44 per pound. Approximately 70% of our total recognized revenues for the fiscal year ended June 30, 2013 were attributable to gold sales from our gold producing interests, as shown within the MD&A. For the fiscal year ended June 30, 2013, if the price of gold had averaged 10% higher or lower per ounce, we would have recorded an increase or decrease in revenue of approximately $22.6 million and $22.2 million, respectively.

Approximately 7% of our total recognized revenues for the fiscal year ended June 30, 2013 were attributable to silver sales from our silver producing interests. For the fiscal year ended June 30, 2013, if the price of silver had averaged 10% higher or lower per ounce, we would have recorded an increase or decrease in revenues of approximately $2.3 million.

Approximately 11% of our total recognized revenues for the fiscal year ended June 30, 2013 were attributable to copper sales from our copper producing interests. For the fiscal year ended June 30, 2013, if the price of copper had averaged 10% higher or lower per pound, we would have recorded an increase or decrease in revenues of approximately $3.6 million.

Approximately 8% of our total recognized revenues for the fiscal year ended June 30, 2013 were attributable to nickel sales from our nickel producing interests. For the fiscal year ended June 30, 2013, if the price of nickel had averaged 10% higher or lower per pound, we would have recorded an increase or decrease in revenues of approximately $3.3 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Royal Gold, Inc.

We have audited the accompanying consolidated balance sheets of Royal Gold, Inc. as of June 30, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Gold, Inc. at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Royal Gold, Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated August 8, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Denver, Colorado
August 8, 2013

ROYAL GOLD, INC.

Consolidated Balance Sheets

As of June 30,

(In thousands except share data)

	2013	2012
ASSETS		
Cash and equivalents	$ 664,035	$ 375,456
Royalty receivables	50,385	53,946
Income tax receivable	15,158	11,046
Prepaid expenses and other current assets	14,919	4,760
Total current assets	744,497	445,208
Royalty interests in mineral properties, net (Note 4)	2,120,268	1,890,988
Available-for-sale securities (Note 5)	9,695	15,015
Other assets	30,881	25,155
Total assets	$2,905,341	$2,376,366
LIABILITIES		
Accounts payable	$ 2,838	$ 2,615
Dividends payable	13,009	8,947
Foreign withholding taxes payable	15,518	224
Other current liabilities	3,720	3,423
Total current liabilities	35,085	15,209
Debt (Note 6)	302,263	293,248
Deferred tax liabilities	174,267	182,037
Uncertain tax positions (Note 11)	21,166	19,469
Other long-term liabilities	1,924	2,974
Total liabilities	534,705	512,937
Commitments and contingencies (Note 15)		
EQUITY		
Preferred stock, $.01 par value, authorized 10,000,000 shares authorized; and 0 shares issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized; and 64,184,036 and 58,614,221 shares outstanding, respectively	642	586
Exchangeable shares, no par value, 1,806,649 shares issued, less 1,139,420 and 1,007,823 redeemed shares, respectively	29,365	35,156
Additional paid-in capital	2,142,173	1,656,357
Accumulated other comprehensive (loss)	(4,572)	(13,763)
Accumulated earnings	181,279	160,123
Total Royal Gold stockholders' equity	2,348,887	1,838,459
Non-controlling interests	21,749	24,970
Total equity	2,370,636	1,863,429
Total liabilities and equity	$2,905,341	$2,376,366

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Operations and Comprehensive Income

For The Years Ended June 30,

(In thousands except share data)

	2013	2012	2011
Royalty revenues	$ 289,224	$ 263,054	$ 216,469
Costs and expenses			
General and administrative	23,690	20,393	21,106
Production taxes	9,010	9,444	9,039
Depreciation, depletion and amortization	85,020	75,001	67,399
Restructuring on royalty interests in mineral properties	—	1,328	—
Total costs and expenses	117,720	106,166	97,544
Operating income	171,504	156,888	118,925
Loss on available-for-sale securities	(12,121)	—	—
Interest and other income	2,902	3,836	5,088
Interest and other expense	(25,117)	(7,705)	(7,740)
Income before income taxes	137,168	153,019	116,273
Income tax expense	(63,759)	(54,710)	(38,974)
Net income	73,409	98,309	77,299
Net income attributable to non-controlling interests	(4,256)	(5,833)	(5,904)
Net income available to Royal Gold common stockholders	$ 69,153	$ 92,476	$ 71,395
Net income	$ 73,409	$ 98,309	$ 77,299
Adjustments to comprehensive income, net of tax			
Unrealized change in market value of available for sale securities	(4,526)	(13,817)	89
Recognized loss on available-for-sale securities	13,716	—	—
Comprehensive income	82,599	84,492	77,388
Comprehensive income attributable to non-controlling interests	(4,256)	(5,833)	(5,904)
Comprehensive income attributable to Royal Gold stockholders	$ 78,343	$ 78,659	$ 71,484
Net income per share available to Royal Gold common stockholders:			
Basic earnings per share	$ 1.09	$ 1.61	$ 1.29
Basic weighted average shares outstanding	63,250,247	57,220,040	55,053,204
Diluted earnings per share	$ 1.09	$ 1.61	$ 1.29
Diluted weighted average shares outstanding	63,429,822	57,463,850	55,323,410
Cash dividends declared per common share	$ 0.75	$ 0.56	$ 0.42

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Changes in Equity

For the Years Ended June 30, 2013, 2012 and 2011

(In thousands except share data)

	Royal Gold Stockholders										
	Common Shares		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Treasury Stock		Non-controlling interests	Total Equity
	Shares	Amount	Shares	Amount				Shares	Amount		
Balance at June 30, 2010	**53,324,171**	**$534**	**1,630,109**	**$ 71,741**	**$1,284,087**	**$ (34)**	**$ 51,862**	**96,675**	**$(4,474)**	**$29,832**	**$1,433,548**
Issuance of common stock for:											
Exchange of exchangeable shares	724,314	6	(724,314)	(31,877)	31,871	—	—	—	—	—	—
Retirement of treasury stock	(22,245)	(1)	—	—	(4,502)	—	—	(96,675)	4,474	—	(29)
Stock-based compensation and related share issuances	205,547	4	—	—	8,241	—	—	—	—	—	8,245
Net income	—	—	—	—	—	—	71,395	—	—	5,904	77,299
Other comprehensive income	—	—	—	—	—	88	—	—	—	—	88
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	—	(8,203)	(8,203)
Dividends declared	—	—	—	—	—	—	(23,253)	—	—	—	(23,253)
Balance at June 30, 2011	**54,231,787**	**$543**	**905,795**	**$ 39,864**	**$1,319,697**	**$ 54**	**$100,004**	**—**	**$ —**	**$27,533**	**$1,487,695**
Issuance of common stock for:											
Equity offering	4,000,000	40	—	—	267,393	—	—	—	—	—	267,433
Exchange of exchangeable shares	106,969	1	(106,969)	(4,708)	4,707	—	—	—	—	—	—
2019 convertible senior notes, net of tax	—	—	—	—	47,605	—	—	—	—	—	47,605
Stock-based compensation and related share issuances	275,465	2	—	—	16,955	—	—	—	—	—	16,957
Net income	—	—	—	—	—	—	92,476	—	—	5,833	98,309
Other comprehensive income (loss)	—	—	—	—	—	(13,817)	—	—	—	—	(13,817)
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	—	(8,396)	(8,396)
Dividends declared	—	—	—	—	—	—	(32,357)	—	—	—	(32,357)
Balance at June 30, 2012	**58,614,221**	**$586**	**798,826**	**$ 35,156**	**$1,656,357**	**$(13,763)**	**$160,123**	**—**	**$ —**	**$24,970**	**$1,863,429**
Issuance of common stock for:											
Equity offering	5,250,000	53	—	—	471,815	—	—	—	—	—	471,868
Exchange of exchangeable shares	131,597	1	(131,597)	(5,791)	5,790	—	—	—	—	—	—
Other	—	—	—	—	765	—	—	—	—	—	765
Stock-based compensation and related share issuances	188,218	2	—	—	7,446	—	—	—	—	—	7,448
Net income	—	—	—	—	—	—	69,153	—	—	4,256	73,409
Other comprehensive income	—	—	—	—	—	9,191	—	—	—	—	9,191
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	—	(7,477)	(7,477)
Dividends declared	—	—	—	—	—	—	(47,997)	—	—	—	(47,997)
Balance at June 30, 2013	**64,184,036**	**$642**	**667,229**	**$ 29,365**	**$2,142,173**	**$ (4,572)**	**$181,279**	**—**	**$ —**	**$21,749**	**$2,370,636**

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Cash Flows

For the Years Ended June 30,

(In thousands)

	2013	2012	2011
Cash flows from operating activities:			
Net income	$ 73,409	$ 98,309	$ 77,299
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	85,020	75,001	67,399
Non-cash employee stock compensation expense	5,701	6,507	6,494
Gain on distribution to non-controlling interest	(2,837)	(3,725)	(3,258)
Amortization of debt discount	9,015	—	—
Recognized loss on available-for-sale securities	12,121	—	—
Restructuring on royalty interests in mineral properties	—	1,328	—
Tax benefit of stock-based compensation exercises	(2,966)	(6,348)	(1,325)
Deferred tax expense (benefit)	(11,419)	1,571	(5,136)
Other	100	2,117	—
Changes in assets and liabilities:			
Royalty receivables	3,562	(5,118)	(8,465)
Prepaid expenses and other assets	(12,300)	88	2,247
Accounts payable	113	530	(930)
Foreign withholding taxes payable	15,294	19	205
Income taxes payable (receivable)	(3,127)	(7,179)	5,527
Other liabilities	944	(936)	6,900
Net cash provided by operating activities	$ 172,630	$ 162,164	$ 146,957
Cash flows from investing activities:			
Acquisition of royalty interests in mineral properties	(314,262)	(276,683)	(280,009)
Acquisition of available for sale securities	—	—	(28,574)
Proceeds on sale of inventory—restricted	4,916	5,514	5,097
Deferred acquisition costs	—	(11)	(117)
Other	(96)	(176)	(2,660)
Net cash used in investing activities	$(309,442)	$(271,356)	$(306,263)
Cash flows from financing activities:			
Net proceeds from debt	—	457,023	18,532
Repayment of debt	—	(326,100)	(41,900)
Net proceeds from issuance of common stock	473,771	271,536	—
Common stock dividends	(43,934)	(29,504)	(22,130)
Distribution to non-controlling interests	(7,412)	(8,810)	(7,158)
Tax benefit of stock-based compensation exercises	2,966	6,348	1,325
Other	—	—	(54)
Net cash provided by (used in) financing activities	$ 425,391	$ 370,493	$ (51,385)
Net increase (decrease) in cash and equivalents	288,579	261,301	(210,691)
Cash and equivalents at beginning of period	375,456	114,155	324,846
Cash and equivalents at end of period	$ 664,035	$ 375,456	$ 114,155

See Note 12 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Royal Gold, Inc. ("Royal Gold", the "Company", "we", "us", or "our"), together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties, precious metals streams and similar interests. Royalties are non-operating interests in mining projects that provide the right to revenue or metals produced from the project after deducting specified costs, if any, and we use the term "royalty interest" in these notes to the consolidated financial statements to refer to royalties, gold, silver or other metal stream interests, and other similar interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Royal Gold, Inc., its wholly-owned subsidiaries and an entity over which control is achieved through means other than voting rights. The Company follows the Accounting Standards Codification ("ASC") guidance for identification and reporting for entities over which control is achieved through means other than voting rights. The guidance defines such entities as Variable Interest Entities ("VIEs"). As discussed further in Note 16, the Company identified Crescent Valley Partners, L.P. ("CVP") as a VIE due to the legal structure and certain related factors. The identified VIEs are not material to the Company's overall operations or consolidated balance sheets either individually or in the aggregate. Intercompany transactions and account balances have been eliminated in consolidation.

Cash and Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents are primarily held in cash deposit accounts and United States treasury bills with maturities less than 90 days.

Royalty Interests in Mineral Properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The cost of acquired royalty interests in mineral properties are capitalized as tangible assets as such interests do not meet the definition of a financial asset under ASC guidance.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the costs may not be recoverable from future production. Exploration costs are charged to operations when incurred.

Available-for-Sale Securities

Investments in securities that management does not have the intent to sell in the near term and that have readily determinable fair values are classified as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income. When investments are sold, the realized gains and losses on these investments, determined using the specific identification method, are included in determining net income.

The Company's policy for determining whether declines in fair value of available-for-sale securities are other than temporary includes a quarterly analysis of the investments and a review by management of all investments for which the cost exceeds the fair value. Any temporary declines in fair value are recorded as a charge to other comprehensive income. This evaluation considers a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, and management's ability and intent to hold the securities until fair value recovers. If such impairment is determined by the Company to be other-than-temporary, the investment's cost basis is written down to fair value and recorded in net income during the period the Company determines such impairment to be other-than-temporary. The new cost basis is not changed for subsequent recoveries in fair value. Refer to Note 5 for further discussion on our available-for-sale securities.

Asset Impairment

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts of an asset or group of assets may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves and other relevant information received from the operator. We evaluate the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of gold, silver, copper, nickel and other metals, and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future, thus affecting the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

Our estimates of gold, silver, copper, nickel and other metal prices, operator's estimates of proven and probable reserves related to our royalty interests, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of our investment in these royalty interests in mineral properties. Although we have made our best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests. As part of the Company's regular asset impairment analysis, the Company determined that two insignificant valued exploration stage royalty interests should be written down to zero as of June 30, 2013.

Royalty Revenue

Royalty revenue is recognized in accordance with the guidance of ASC 605 and based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. For royalty payments received in-kind, royalty revenue is recorded at the average spot price of gold for the period in which the royalty was earned.

Revenue recognized pursuant to the Robinson royalty agreement is based upon 3.0% of revenue received by the operator of the mine, KGHM International Ltd. ("KGHM"), for the sale of minerals from the Robinson mine, reduced by certain costs incurred by KGHM. KGHM's concentrate sales contracts with third-party smelters, in general, provide for an initial sales price payment based upon provisional assays and quoted metal prices at the date of shipment. Final true-up sales price payments to KGHM are subsequently based upon final assay and market metal prices on a specified future date, typically one to three months after the date the concentrate arrives at the third-party smelter (which generally occurs four to five months after the shipment date from the Robinson mine). We do not have all the key information regarding the terms of the operator's smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator's shipment of concentrate.

Each monthly payment from KGHM is typically a combination of revenue received by KGHM for provisional payments during the month and any upward or downward adjustments for final assays and commodity prices for earlier shipments. Whether the payment to Royal Gold is based on KGHM's revenue in the form of provisional or final payments, Royal Gold records royalty revenue and the corresponding receivable based on the monthly amounts it receives from KGHM, as determined pursuant to the royalty agreement. The royalty contract does not provide Royal Gold with rights or obligations to settle any final assay and commodity price adjustments with KGHM. Therefore, once a given monthly payment is received by Royal Gold it is not subject to later adjustment based on adjustments for assays or commodity prices. Under the royalty agreement, KGHM may include such final adjustments as a component of future royalty payments.

Income Taxes

The Company accounts for income taxes in accordance with the guidance of ASC 740. The Company's deferred income taxes reflect the impact of temporary differences between the reported

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. The deferred tax assets and liabilities reflect management's best assessment of estimated future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate or unpredicted results from the final determination of each year's liability by taxing authorities. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's operations may involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution could result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period which they are determined. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the guidance of ASC 718. The Company recognizes all share-based payments to employees, including grants of employee stock options, stock-settled stock appreciation rights ("SSARs"), restricted stock and performance stock, in its financial statements based upon their fair values.

Operating Segments and Geographical Information

The Company manages its business under a single operating segment, consisting of the acquisition and management of royalty interests. Royal Gold's royalty revenue and long-lived assets (royalty interests in mineral properties, net) are geographically distributed as shown in the following table.

	Royalty Revenue			Royalty Interests in Mineral Property, net		
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,		
	2013	2012	2011	2013	2012	2011
Chile	29%	25%	21%	30%	35%	40%
Canada	24%	24%	19%	52%	43%	36%
Mexico	19%	20%	18%	7%	9%	11%
United States	17%	18%	24%	4%	5%	3%
Australia	4%	5%	5%	3%	3%	5%
Africa	3%	4%	9%	1%	1%	2%
Other	4%	4%	4%	3%	4%	3%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

Comprehensive Income

In addition to net income, comprehensive income includes changes in equity during a period associated with cumulative unrealized changes in the fair value of marketable securities held for sale, net of tax effects.

Earnings per Share

Basic earnings per share is computed by dividing net income available to Royal Gold common stockholders by the weighted average number of outstanding common shares for the period, considering the effect of participating securities, and include the outstanding exchangeable shares. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts that may require issuance of common shares were converted. Diluted earnings per share is computed by dividing net income available to common stockholders by the diluted weighted average number of common shares outstanding, including outstanding exchangeable shares, during each fiscal year.

Production taxes

Certain royalty payments are subject to production taxes (or mining proceeds taxes), which are recognized at the time of revenue recognition. Production taxes are not income taxes and are included within the costs and expenses section in the Company's consolidated statements of operations and comprehensive income.

Reclassification

Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current period financial statements.

Recently Adopted Accounting Standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"), which amends the Comprehensive Income Topic of the Accounting Standards Codification. The updated standard requires the presentation of information out of accumulated other comprehensive income. ASU 2013-02 is effective for the Company's fiscal year beginning July 1, 2013, but early adoption is permitted. The Company elected to early adopt ASU 2013-02. The adoption of ASU 2013-02 did not have an impact on the Company's consolidated financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 addresses the presentation of comprehensive income and provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company has elected the single continuous statement of comprehensive income. Pursuant to ASU No. 2011-12, *Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting for Standards Update*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

No. 2011-05, the provisions of ASU 2011-05 became effective for the Company's fiscal year beginning July 1, 2012. Since ASU 2011-05 addresses financial presentation only, its adoption did not impact the Company's consolidated financial position or results of operations.

3. ACQUISITIONS

Mt. Milligan II and III Gold Stream Acquisitions

On December 14, 2011, Royal Gold and one of its wholly-owned subsidiaries entered into an Amended and Restated Purchase and Sale Agreement with Thompson Creek Metals Company Inc. ("Thompson Creek") and one of its wholly-owned subsidiaries. Among other things, Royal Gold agreed to purchase an additional 15% of the payable ounces of gold from the Mt. Milligan copper-gold project in exchange for payment advances totaling $270 million, of which $112 million was paid on December 19, 2011, and, when production is reached, cash payments for each payable ounce of gold delivered to Royal Gold, as discussed further below (the "Milligan II Acquisition").

On August 8, 2012, Royal Gold entered into an amendment to its purchase and sale agreement with Thompson Creek whereby Royal Gold, among other things, agreed to purchase an additional 12.25% of the payable gold from the Mt. Milligan copper-gold project in exchange for a total of $200 million, of which $75 million was paid shortly after closing, and, when production is reached, cash payments for each payable ounce of gold delivered to Royal Gold, as discussed further below (the "Milligan III Acquisition"). Thompson Creek intends to use the proceeds from the Milligan II and the Milligan III Acquisition to finance a portion of the construction of the Mt. Milligan project and related costs. Under the Milligan III Acquisition, Royal Gold increased its aggregate pre-production commitment in the Mt. Milligan project from $581.5 million to $781.5 million and agreed to purchase a total of 52.25% of the payable ounces of gold produced from the Mt. Milligan project at a cash purchase price equal to the lesser of $435, with no inflation adjustment, or the prevailing market price for each payable ounce of gold (regardless of the number of payable ounces delivered to Royal Gold).

As of June 30, 2013, the Company has paid $768.6 million of the aggregate pre-production commitment of $781.5 million. The final remaining scheduled quarterly payment of $12.9 million is due September 1, 2013. Royal Gold's obligation to make this quarterly payment is subject to the satisfaction of certain conditions included in the agreement governing the Milligan III Acquisition (including that the aggregate amount of historical payments made by Royal Gold plus the final quarterly payment is less than the aggregate costs of developing the Mt. Milligan project incurred or accrued by Thompson Creek as of the date of the quarterly payment).

The Mt. Milligan acquisitions have been accounted for as an asset acquisition. The $768.6 million paid as part of the aggregate pre-production commitment of $781.5 million, plus direct transaction costs, have been recorded as a development stage royalty interest within *Royalty interests in mineral properties, net* on our consolidated balance sheets.

Acquisition of Royalty Options on the Kerr-Sulphurets-Mitchell Project and Investment in Seabridge Gold, Inc.

On June 16, 2011, the Company, through its wholly-owned subsidiary RG Exchangeco Inc., ("RG Exchangeco") entered into a Subscription Agreement and an Option Agreement with Seabridge

3. ACQUISITIONS (Continued)

Gold, Inc. ("Seabridge") to (i) make a $30.7 million (C$30 million) initial equity investment in the common shares of Seabridge, (ii) acquire an option to purchase a 1.25% net smelter return royalty (the "Initial Royalty") on all of the gold and silver production from the Kerr-Sulphurets-Mitchell project (the "Project") in northwest British Columbia, (iii) acquire an option to make a second equity investment in the common shares of Seabridge of up to C$18 million and (iv) acquire a second option to increase the Initial Royalty to a 2.00% net smelter return royalty (the "Increased Royalty").

Pursuant to the Subscription Agreement, on June 29, 2011, the Company purchased 1,019,000 common shares of Seabridge (the "Initial Shares") in a private placement for $30.7 million (C$30 million) at a per share price equal to $30.14 (C$29.4), which represented a premium of 15% to the volume weighted average trading price of the Seabridge common shares on the Toronto Stock Exchange ("TSX") for the five trading day period that ended June 14, 2011.

Pursuant to the Option Agreement (as amended by the Amending Agreement dated October 28, 2011, the "Option Agreement"), by having held the Initial Shares for more than 270 days from the date they were acquired, the Company obtained the right to purchase the Initial Royalty for C$100 million, payable in three installments over a 540 day period, subject to currency rate adjustments. As of June 30, 2013, the Company continues to hold the Initial Shares but has not exercised its option to acquire the Initial Royalty.

On December 13, 2012, RG Exchangeco exercised its option to make a second equity investment in the common shares of Seabridge and purchased 1,004,491 common shares of Seabridge (the "Additional Shares") at a 15% premium to the volume weighted-average trading price of the Seabridge common shares on the TSX for a five day trading period that ended December 11, 2012, for $18.3 million (C$18.0 million). Effective December 13, 2012, the Company entered into a Second Amending Agreement (the "Seabridge Amendment") to the Option Agreement to, among other things, remove the 270 day minimum holding period applicable to the Additional Shares.

Upon the Company's purchase of the Additional Shares, the Company obtained the right, under the Option Agreement, as amended by the Seabridge Amendment, to purchase the Increased Royalty for C$60 million, payable in three installments over a 540 day period. Accordingly, the Company now holds the right to purchase either a 1.25% NSR royalty on all of the gold and silver production from the Project for C$100 million, or a 2.0% NSR royalty for C$160 million. Royal Gold sold the Additional Shares in a private transaction to an unrelated party for $14.6 million (C$14.4 million) on December 13, 2012.

The options to purchase the Initial Royalty and the Increased Royalty will remain exercisable by the Company for 60 days following the Company's satisfaction that, among other items, the Project has received all material approvals and permits and that Seabridge has demonstrated that it has sufficient funding for construction of and commencement of commercial production from the Project.

The investment in Seabridge and the Project was accounted for as an asset purchase. As such, the Company has recorded the Initial Shares as an investment in *Available-for-sale securities* on the consolidated balance sheets; refer to Note 5 for further detail on our investment in available for sale securities. The 15% premium on the Initial Shares and Additional Shares, which represented the value of the option to acquire the Initial Royalty and Increased Royalty, plus direct acquisition costs, has been recorded within *Other assets* on the consolidated balance sheets. The purchase and same day sale of the Additional Shares resulted in a realized loss on trading securities of approximately $1.3 million,

3. ACQUISITIONS (Continued)

which is recorded within *Interest and other expense* on our consolidated statements of operations and comprehensive income.

Ruby Hill Royalty Acquisition

On May 23, 2012, the Company entered into and closed a Purchase and Sale Agreement (the "Agreement") with International Minerals Corporation ("IMC") and Metallic Ventures (U.S.), Inc., a wholly-owned indirect subsidiary of IMC, pursuant to which the Company acquired a 3.0% net smelter return ("NSR") royalty interest on all ores and minerals mined or otherwise recovered from the Ruby Hill mine owned and operated by an affiliate of Barrick Gold Corporation ("Barrick") in Eureka County, Nevada, for a purchase price of $38 million.

The acquisition of the Ruby Hill royalty interest has been accounted for as an asset acquisition. The total purchase price of $38 million, plus direct transaction costs, has been recorded as a component of *Royalty interests in mineral properties, net* in our consolidated balance sheets. We have allocated $24.3 million as a production stage royalty interest and $13.7 million as an exploration stage royalty interest.

Tulsequah Chief Gold and Silver Stream Acquisition

On December 22, 2011, Royal Gold, through one of its wholly-owned subsidiaries, entered into a Purchase and Sale Agreement (the "Tulsequah Agreement") with Chieftain Metals, Inc. ("Chieftain") whereby Royal Gold, among other things, agreed to purchase specified percentages of the payable gold and the payable silver produced from the Tulsequah Chief project in British Columbia from Chieftain in exchange for aggregate payment advances to Chieftain of $60 million, $10 million of which was paid on December 28, 2011. Chieftain will use these payment advances to fund a portion of the development costs of the Tulsequah Chief project.

Following the initial $10 million payment advance, upon satisfaction of certain conditions set forth in the Tulsequah Agreement, Royal Gold will make additional payments (each, an "Additional Payment") to Chieftain in an amount not to exceed $50 million in the aggregate. Upon commencement of production at the Tulsequah Chief project, Royal Gold will purchase (i) 12.50% of the payable gold with a cash payment equal to the lesser of $450 or the prevailing market price for each payable ounce of gold until 48,000 ounces have been delivered to Royal Gold and 7.50% of the payable gold with a cash payment equal to the lesser of $500 or the prevailing market price for each additional ounce of payable gold thereafter, and (ii) 22.50% of the payable silver with a cash payment equal to the lesser of $5.00 or the prevailing market price for each payable ounce of silver until 2,775,000 ounces have been delivered to Royal Gold and 9.75% of the payable silver with a cash payment equal to the lesser of $7.50 or the prevailing market price for each additional ounce of payable silver thereafter.

Under the circumstances described in the Tulsequah Agreement, Royal Gold has the right to suspend its obligations to make all Additional Payments. Upon such a suspension, the streaming percentages for payable gold and payable silver described above will each be reduced to 6.50% for all payable gold and payable silver from the Tulsequah Chief project, although the per ounce cash payment prices will remain the same.

The Tulsequah Chief acquisition has been accounted for as an asset acquisition. The $10 million paid at closing, plus direct transaction costs, has been recorded as a development stage royalty interest within *Royalty interests in mineral properties, net* on our consolidated balance sheets. As of June 30, 2013, Royal Gold has $50 million remaining in Additional Payments to Chieftain.

4. ROYALTY INTERESTS IN MINERAL PROPERTIES

The following summarizes the Company's principal royalty interests in mineral properties as of June 30, 2013 and 2012:

As of June 30, 2013 (Amounts in thousands):	Cost	Accumulated Depletion	Net
Production stage royalty interests:			
Andacollo	$ 272,998	$ (44,317)	$ 228,681
Voisey's Bay	150,138	(51,881)	98,257
Peñasquito	99,172	(12,393)	86,779
Las Cruces	57,230	(11,713)	45,517
Mulatos	48,092	(24,545)	23,547
Wolverine	45,158	(7,891)	37,267
Dolores	44,878	(8,186)	36,692
Canadian Malartic	38,800	(6,320)	32,480
Holt	34,612	(6,564)	28,048
Gwalia Deeps	31,070	(7,194)	23,876
Inata	24,871	(9,303)	15,568
Ruby Hill	24,335	(3,054)	21,281
Leeville	18,322	(15,484)	2,838
Robinson	17,825	(11,224)	6,601
Cortez	10,630	(9,716)	914
Other	190,702	(121,654)	69,048
	1,108,833	(351,439)	757,394
Development stage royalty interests:			
Mt. Milligan	770,093	—	770,093
Pascua-Lama	372,105	—	372,105
Other	43,352	—	43,352
	1,185,550	—	1,185,550
Exploration stage royalty interests	177,324	—	177,324
Total royalty interests in mineral properties	$2,471,707	$(351,439)	$2,120,268

4. ROYALTY INTERESTS IN MINERAL PROPERTIES (Continued)

As of June 30, 2012 (Amounts in thousands):	Cost	Restructuring	Accumulated Depletion	Net
Production stage royalty interests:				
Andacollo	$ 272,998	$ —	$ (27,345)	$ 245,653
Voisey's Bay	150,138	—	(33,192)	116,946
Peñasquito	99,172	—	(9,075)	90,097
Las Cruces	57,230	—	(6,499)	50,731
Mulatos	48,092	—	(18,721)	29,371
Wolverine	45,158	—	(1,625)	43,533
Dolores	44,878	—	(6,021)	38,857
Canadian Malartic	38,800	—	(3,292)	35,508
Gwalia Deeps	28,119	—	(4,398)	23,721
Holt	25,428	—	(2,980)	22,448
Inata	24,871	—	(7,320)	17,551
Ruby Hill	24,321	—	(287)	24,034
Leeville	18,322	—	(14,436)	3,886
Robinson	17,825	—	(9,872)	7,953
Cortez	10,630	—	(9,673)	957
Other	184,142	—	(111,818)	72,324
	1,090,124	—	(266,554)	823,570
Development stage royalty interests:				
Mt. Milligan	455,943	—	—	455,943
Pascua-Lama	372,105	—	—	372,105
Other	40,022	(1,328)	—	38,694
	868,070	(1,328)	—	866,742
Exploration stage royalty interests	200,676	—	—	200,676
Total royalty interests in mineral properties	$2,158,870	$(1,328)	$(266,554)	$1,890,988

5. AVAILABLE-FOR-SALE SECURITIES

The Company's available-for-sale securities as of June 30, 2013 and 2012 consist of the following:

	As of June 30, 2013 (Amounts in thousands)			
		Unrealized		
	Cost Basis	Gain	Loss	Fair Value
Non-current:				
Seabridge	$14,064	—	(4,509)	$9,555
Other	203	—	(63)	140
	$14,267	$—	$(4,572)	$9,695

	As of June 30, 2012 (Amounts in thousands)			
		Unrealized		
	Cost Basis	Gain	Loss	Fair Value
Non-current:				
Seabridge	$28,574	—	(13,716)	$14,858
Other	203	—	(46)	157
	$28,777	$—	$(13,762)	$15,015

The most significant available-for-sale security is the investment in Seabridge common stock, acquired in June 2011 and discussed in greater detail within Note 3 of our notes to consolidated financial statements. During the fiscal year ended June 30, 2013, the Company corrected the original cost basis of the shares, which was overstated by $2.4 million. Based on the Company's quarterly impairment analysis, including the severity of the market decline in Seabridge common stock during the third quarter of our fiscal year ended June 30, 2013, the Company determined that the impairment of its investment in Seabridge common stock is other-than-temporary. As a result of the impairment, the Company recognized a loss on available-for-sale securities of $12.1 million during the third quarter of our fiscal year ended June 30, 2013. The recognized loss has been reclassified out of comprehensive income. There were no impairments recognized on our available-for-sale securities during our fiscal year ended June 30, 2012. The Company will continue to evaluate its investment in Seabridge common stock considering additional facts and circumstances as they arise, including, but not limited to, the progress of development of Seabridge's KSM project.

6. DEBT

The Company's debt as of June 30, 2013 and 2012 consists of the following:

	As of June 30, 2013	As of June 30, 2012
	Non-current	Non-current
	(Amounts in thousands)	
Convertible notes due 2019, net	$302,263	$293,248
Total debt	$302,263	$293,248

6. DEBT (Continued)

Convertible Senior Notes Due 2019

In June 2012, the Company completed an offering of $370 million aggregate principal amount of 2.875% convertible senior notes due 2019 ("2019 Notes"). Net proceeds from the offering were approximately $359.0 million, after deducting underwriting discounts and commission and offering expenses. The Company used approximately $110.6 million of the net proceeds from the offering to repay amounts outstanding under, and to terminate, its term loan facility. The Company intends to use the remaining net proceeds from the offering for general corporate purposes, including acquisitions of additional royalty interests.

The 2019 Notes bear interest at the rate of 2.875% per annum, and the Company is required to make semi-annual interest payments on the outstanding principal balance of the 2019 Notes on June 15 and December 15 of each year, which began on December 15, 2012. The 2019 Notes mature on June 15, 2019.

The 2019 Notes may be converted at the option of the holder on any day prior to the close of business on the business day immediately preceding March 15, 2019, in multiples of $1,000 principal amount, under any of the following circumstances: (1) during any fiscal quarter beginning after June 30, 2012, if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five consecutive business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2019 Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such day; (3) upon the occurrence of certain corporate events specified in the indenture governing the 2019 Notes; or (4) if the Company calls any 2019 Notes for redemption, at any time until the close of business on the business day preceding the redemption date. On or after March 15, 2019 until the close of business on the scheduled trading day immediately preceding the maturity date of June 15, 2019, holders may convert their 2019 Notes at any time, regardless of the foregoing circumstances.

The 2019 Notes are convertible at an initial conversion rate of 9.4955 shares of common stock per $1,000 principal amount, representing an initial conversion price of approximately $105.31 per share for a total of approximately 3.5 million underlying shares. The conversion rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. Upon conversion, the Company's conversion obligation may be satisfied, at the Company's option, in cash, shares of common stock or a combination of cash and shares of common stock. The Company currently intends to settle the $1,000 principal amount of each 2019 Note in cash and settle the excess conversion value in shares, plus cash in lieu of fractional shares.

On or after June 15, 2015, the Company may redeem for cash all or part of the 2019 Notes, except for the 2019 Notes that the Company is required to purchase in connection with a fundamental change (as discussed below), but only if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending within 10 trading days immediately prior to the date the Company provides the redemption notice exceeds 130% of the applicable conversion price for the 2019 Notes on each such day. The redemption price for the 2019 Notes will equal 100% of the principal amount being redeemed, plus

6. DEBT (Continued)

accrued and unpaid interest, if any, to, but excluding, the redemption date, plus $90 per each $1,000 principal amount being redeemed. Holders may elect to convert upon notice of redemption.

Holders may require the Company to purchase some or all of their 2019 Notes upon the occurrence of certain fundamental changes, as set forth in the indenture governing the 2019 Notes, at 100% of the principal amount of the 2019 Notes to be purchased, plus any accrued and unpaid interest, if any, to, but excluding, the purchase date.

If a fundamental change occurs that is also a specific type of change of control under the indenture governing the 2019 Notes, or if the Company issues a redemption notice for the 2019 Notes, the Company will increase the conversion rate for notes converted under such circumstances.

In accordance with FASB Accounting Standards Codification Topic 470-20, *Debt with Conversion and Other Options* ("ASC 470-20"), we separately accounted for the liability and equity components of our 2019 Notes. The estimated fair value of the liability component at the date of issuance was $293.0 million, and was calculated based on the fair value of similar debt instruments that do not include a conversion feature. The equity component of $77.0 million was recognized as a debt discount and recorded as *Additional paid-in capital* on our consolidated balance sheets. The debt discount represents the difference between the $370 million principal amount of the 2019 Notes and the $293.0 million estimated fair value of the liability component at the date of issuance. The debt discount will be amortized over the expected life of a similar liability without the equity component. We determined this expected life to be equal to the term of the 2019 Notes, resulting in an amortization period for seven years, ending on June 15, 2019. The effective interest rate used to amortize the debt discount is approximately 6.64%, which was based on our estimated non-convertible borrowing rate as of the date the 2019 Notes were issued. Issuance costs of approximately $11.0 million related to the issuance of the 2019 Notes were allocated to the liability and equity components in proportion to the allocation of the proceeds and accounted for as capitalized debt issuance costs and equity issuance costs.

The net carrying amount of the liability component of the 2019 Notes was $302.3 million and $293.2 million as of June 30, 2013 and 2012, respectively. Interest expense recognized on the 2019 Notes for the fiscal years ended June 30, 2013 and 2012 was approximately $20.7 million and $0.6 million, respectively, and included the contractual coupon interest, the accretion of the debt discount and amortization of the debt issuance costs. During the fiscal year ended June 30, 2013 and 2012, the Company made $10.5 million and $0, respectively, in interest payments on our 2019 Notes.

Revolving credit facility

The Company maintains a $350 million revolving credit facility. Borrowings under the revolving credit facility bear interest at a floating rate of LIBOR plus a margin of 1.75% to 3.0%, based on Royal Gold's leverage ratio. As of June 30, 2013, the interest rate on borrowings under the revolving credit facility was LIBOR plus 1.75%. Royal Gold may repay any borrowings under the revolving credit facility at any time without premium or penalty. As of June 30, 2013, Royal Gold had no amounts outstanding under the revolving credit facility.

On January 21, 2013, Royal Gold entered into Amendment No. 2 to Fifth Amended and Restated Revolving Credit Agreement (the "Amendment"), which amended the Company's existing Fifth Amended and Restated Revolving Credit Agreement, dated May 30, 2012 (as amended from time to

6. DEBT (Continued)

time, the "Revolving Credit Agreement"), among Royal Gold, as the borrower, certain subsidiaries of Royal Gold, as guarantors, HSBC Bank USA, National Association, as administrative agent and a lender, The Bank of Nova Scotia, as a lender, Goldman Sachs Bank USA, as a lender, and the other lenders from time to time party thereto, HSBC Securities (USA) Inc., as the sole lead arranger and joint bookrunner, and ScotiaBank, as syndication agent and joint bookrunner.

The Amendment revised the Revolving Credit Agreement to, among other things, (i) remove the current ratio, interest coverage ratio and debt service coverage ratio financial covenants, (ii) add a financial covenant requiring the Company to maintain a secured debt ratio below a certain level, (iii) increase the amount of unsecured indebtedness the Company is permitted to incur subject to its pro forma compliance with a leverage ratio test and to allow certain prepayments, refinancing and replacement of such unsecured indebtedness, (iv) increase the interest rate for borrowings under the Revolving Credit Agreement when the leverage ratio exceeds 3.0 to 1.0, and (v) take certain acquisitions into account in determining compliance with financial covenants. Except as set forth in the Amendment, all other terms and conditions of the Revolving Credit Agreement remain in full force and effect. At June 30, 2013, the Company was in compliance with each financial covenant.

7. STOCK-BASED COMPENSATION

In November 2004, the Company adopted the Omnibus Long-Term Incentive Plan ("2004 Plan"). Under the 2004 Plan, 2,600,000 shares of common stock have been authorized for future grants to officers, directors, key employees and other persons. The 2004 Plan provides for the grant of stock options, unrestricted stock, restricted stock, dividend equivalent rights, SSARs and cash awards. Any of these awards may, but need not, be made as performance incentives. Stock options granted under the 2004 Plan may be non-qualified stock options or incentive stock options.

The Company recognized stock-based compensation expense as follows:

	For the Fiscal Years Ended June 30,		
	2013	2012	2011
	(Amounts in thousands)		
Stock options	$ 456	$ 446	$ 415
Stock appreciation rights	1,107	1,219	815
Restricted stock	3,240	2,757	2,165
Performance stock	898	2,085	3,099
Total stock-based compensation expense	$5,701	$6,507	$6,494

Stock-based compensation expense is included within general and administrative in the consolidated statements of operations and comprehensive income.

As of June 30, 2013, there were 932,615 shares of common stock reserved for future issuance under the 2004 Plan.

Stock Options and Stock Appreciation Rights

Stock option and SSARs awards are granted with an exercise price equal to the closing market price of the Company's stock at the date of grant. Stock option and SSARs awards granted to officers,

7. STOCK-BASED COMPENSATION (Continued)

key employees and other persons vest based on one to three years of continuous service. Stock option and SSARs awards have 10 year contractual terms.

To determine stock-based compensation expense for stock options and SSARs, the fair value of each stock option and SSAR is estimated on the date of grant using the Black-Scholes-Merton ("Black-Scholes") option pricing model for all periods presented. The Black-Scholes model requires key assumptions in order to determine fair value. Those key assumptions during the fiscal year 2013, 2012 and 2011 grants are noted in the following table:

	Stock Options			SSARs		
	2013	2012	2011	2013	2012	2011
Weighted-average expected volatility	43.1%	45.1%	46.8%	43.7%	45.3%	46.0%
Weighted-average expected life in years	5.5	5.7	5.7	6.4	6.1	6.0
Weighted-average dividend yield	0.86%	0.76%	0.89%	0.90%	0.76%	0.89%
Weighted-average risk free interest rate	0.8%	1.1%	1.7%	1.0%	1.2%	1.8%

The Company's expected volatility is based on the historical volatility of the Company's stock over the expected option term. The Company's expected option term is determined by historical exercise patterns along with other known employee or company information at the time of grant. The risk free interest rate is based on the zero-coupon U.S. Treasury bond at the time of grant with a term approximate to the expected option term.

Stock Options

A summary of stock option activity under the 2004 Plan for the fiscal year ended June 30, 2013, is presented below.

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at July 1, 2012	166,050	$36.46		
Granted	19,904	$72.87		
Exercised	(65,341)	$29.14		
Forfeited	(1,300)	$75.32		
Outstanding at June 30, 2013	119,313	$46.12	6.0	$775
Exercisable at June 30, 2013	84,021	$37.16	4.9	$775

The weighted-average grant date fair value of options granted during the fiscal years ended June 30, 2013, 2012 and 2011, was $26.76, $27.23 and $20.56, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2013, 2012 and 2011, were $4.1 million, $8.7 million, and $0.7 million, respectively.

7. STOCK-BASED COMPENSATION (Continued)

A summary of the status of the Company's non-vested stock options for the fiscal year ended June 30, 2013, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2012	34,597	$24.35
Granted	19,904	$26.76
Vested	(17,909)	$23.87
Forfeited	(1,300)	$27.55
Non-vested at June 30, 2013	35,292	$25.83

As of June 30, 2013, there was approximately $0.5 million of total unrecognized stock-based compensation expense related to non-vested stock options granted under the 2004 Plan, which is expected to be recognized over a weighted-average period of 1.7 years.

SSARs

A summary of SSARs activity under the 2004 Plan for the fiscal year ended June 30, 2013, is presented below.

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at July 1, 2012	191,216	$49.93		
Granted	55,421	$74.86		
Exercised	(66,453)	$43.48		
Forfeited	(17,900)	$75.32		
Outstanding at June 30, 2013	162,284	$49.93	7.5	$195
Exercisable at June 30, 2013	87,084	$50.10	6.7	$195

The weighted-average grant date fair value of SSARs granted during the fiscal years ended June 30, 2013, 2012 and 2011 was $29.78, $28.04 and $20.87, respectively. The total intrinsic value of SSARs exercised during the fiscal years ended June 30, 2013, 2012 and 2011, were $3.5 million, $0, and $0, respectively.

7. STOCK-BASED COMPENSATION (Continued)

A summary of the status of the Company's non-vested SSARs for the fiscal year ended June 30, 2013, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2012	86,573	$24.75
Granted	55,421	$29.78
Vested	(48,894)	$24.39
Forfeited	(17,900)	$30.01
Non-vested at June 30, 2013	75,200	$27.44

As of June 30, 2013, there was approximately $1.3 million of total unrecognized stock-based compensation expense related to non-vested SSARs granted under the 2004 Plan, which is expected to be recognized over a weighted-average period of 1.7 years.

Other Stock-based Compensation

Performance Shares

During fiscal 2013, officers and certain employees were granted 48,600 shares of restricted common stock that can be earned only if a single pre-defined performance goal is met within five years of the date of grant ("Performance Shares"). If the performance goal is not earned by the end of this five year period, the Performance Shares will be forfeited. Vesting of Performance Shares is subject to certain performance measures being met and can be based on an interim earn out of 25%, 50%, 75% or 100%. For Performance Shares granted during fiscal year 2013, there is a single pre-defined performance goal, which is growth of adjusted free cash flow on a per share, trailing twelve month basis.

The Company measures the fair value of the Performance Shares based upon the market price of our common stock as of the date of grant. In accordance with ASC 718, the measurement date for the Performance Shares will be determined at such time that the performance goals are attained or that it is probable they will be attained. At such time that it is probable that a performance condition will be achieved, compensation expense will be measured by the number of shares that will ultimately be earned based on the grant date market price of our common stock. Interim recognition of compensation expense will be made at such time as management can reasonably estimate the number of shares that will be earned.

7. STOCK-BASED COMPENSATION (Continued)

A summary of the status of the Company's non-vested Performance Shares for the fiscal year ended June 30, 2013, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2012	64,700	$60.09
Granted	48,600	$73.80
Vested	—	$ —
Forfeited	(5,450)	$61.38
Non-vested at June 30, 2013	107,850	$66.20

As of June 30, 2013, total unrecognized stock-based compensation expense related to Performance Shares was approximately $2.5 million, which is expected to be recognized over the average remaining vesting period of 1.8 years.

Restricted Stock

As defined in the 2004 Plan, officers, non-executive directors and certain employees may be granted shares of restricted stock that vest on continued service alone ("Restricted Stock"). During fiscal 2013, officers and certain employees were granted 30,800 shares of Restricted Stock. Restricted Stock awards granted to officers and certain employees vest over three years beginning after a two-year holding period from the date of grant with one-third of the shares vesting in years three, four and five, respectively. Also during fiscal year 2013, our non-executive directors were granted 13,050 shares of Restricted Stock. The non-executive directors' shares of Restricted Stock vest as to 50% immediately and 50% one year after the date of grant.

Shares of Restricted Stock represent issued and outstanding shares of common stock, with dividend and voting rights. The Company measures the fair value of the Restricted Stock based upon the market price of our common stock as of the date of grant. Restricted Stock is amortized over the applicable vesting period using the straight-line method. Unvested shares of Restricted Stock are subject to forfeiture upon termination of employment or service with the Company.

A summary of the status of the Company's non-vested Restricted Stock for fiscal year ended June 30, 2013, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2012	237,551	$42.93
Granted	43,850	$73.63
Vested	(86,695)	$37.73
Non-vested at June 30, 2013	194,706	$52.15

7. STOCK-BASED COMPENSATION (Continued)

As of June 30, 2013, total unrecognized stock-based compensation expense related to Restricted Stock was approximately $5.2 million, which is expected to be recognized over the weighted-average vesting period of 3.4 years.

8. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has 10,000,000 authorized and unissued shares of $.01 par value Preferred Stock as of June 30, 2013 and 2012.

Common Stock Issuances

Fiscal Year 2013

During the fiscal year ended June 30, 2013, options to purchase 65,341 shares were exercised, resulting in proceeds of approximately $1.9 million.

On October 15, 2012, we sold 5,250,000 shares of our common stock, at a price of $90.00 per share, resulting in proceeds of $472.5 million before expenses.

Fiscal Year 2012

During the fiscal year ended June 30, 2012, options to purchase 184,357 shares were exercised, resulting in proceeds of approximately $4.1 million.

In January 2012, we sold 4,000,000 shares of our common stock, at a price of $67.10 per share, resulting in proceeds of approximately $268.4 million.

Exchangeable Shares

In connection with acquisition of International Royalty Corporation ("IRC") in February 2010, certain holders of IRC common stock received exchangeable shares of RG Exchangeco for each share of IRC common stock held. The exchangeable shares are convertible at any time, at the option of the holder, into shares of Royal Gold common stock on a one-for-one basis, and entitle holders to dividends and other rights economically equivalent to holders of Royal Gold common stock.

Stockholders' Rights Plan

On September 10, 2007, the Company entered into the First Amended and Restated Rights Agreement, dated September 10, 2007 (the "Rights Agreement"). The Rights Agreement expires on September 10, 2017. The Rights Agreement was approved by the Company's board of directors (the "Board").

The Rights Agreement is intended to deter coercive or abusive tender offers and market accumulations. The Rights Agreement is designed to encourage an acquirer to negotiate with the Board and to enhance the Board's ability to act in the best interests of all the Company's stockholders.

Under the Rights Agreement, each stockholder of the Company holds one preferred stock purchase right (a "Right") for each share of Company common stock held. The Rights generally become exercisable only in the event that an acquiring party accumulates 15 percent or more of the

8. STOCKHOLDERS' EQUITY (Continued)

Company's outstanding shares of common stock. If this were to occur, subject to certain exceptions, each Right (except for the Rights held by the acquiring party) would allow its holders to purchase one one-thousandth of a newly issued share of Series A junior participating preferred stock of Royal Gold or the Company's common stock with a value equal to twice the exercise price of the Right, initially set at $175 under the terms and conditions set forth in the Rights Agreement.

9. RESTRUCTURING ON ROYALTY INTERESTS IN MINERAL PROPERTIES

The Company owns an NSR royalty on the Relief Canyon property located in Nevada. From November 2010 to October 2011, the Company was involved in managing this interest in bankruptcy proceedings of the former owner of the Relief Canyon project. On August 24, 2011, the Company entered into an Amended and Restated Net Smelter Return Royalty Agreement with the former property owner, pursuant to which the royalty rate was reduced from 4% to 2%, and the ten mile area of interest was eliminated. The Company elected to amend the royalty agreement in order to enhance project economics and the probability of recognizing royalty revenue. As a result of the amendment to the Relief Canyon royalty agreement, the Company recorded a restructuring charge of approximately $1.3 million during the fiscal year ended June 30, 2012, which was based on the Company's estimate of fair value. There were no additional impairments on our Relief Canyon royalty during the fiscal year ended June 30, 2013. The Company's carrying value for the Relief Canyon royalty interest was approximately $1.2 million as of June 30, 2013 and 2012.

10. EARNINGS PER SHARE ("EPS")

Basic earnings per common share were computed using the weighted average number of shares of common stock outstanding during the period, considering the effect of participating securities. Unvested stock-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and are included in the computation of earnings per share pursuant to the two-class method. The Company's unvested restricted stock awards contain non-forfeitable dividend rights and participate equally with common stock with respect to dividends issued or declared. The Company's unexercised stock options, unexercised SSARs and unvested performance stock do not contain rights to dividends. Under the two-class method, the earnings used to determine basic earnings per common share are reduced by an amount allocated to participating securities. Use of the two-class method has an immaterial impact on the calculation of basic and diluted earnings per common share.

10. EARNINGS PER SHARE ("EPS") (Continued)

The following table summarizes the effects of dilutive securities on diluted EPS for the period:

	Fiscal Years Ended June 30,		
	2013	2012	2011
	(in thousands, except per share data)		
Net income available to Royal Gold common stockholders	$ 69,153	$ 92,476	$ 71,395
Weighted-average shares for basic EPS	63,250,247	57,220,040	55,053,204
Effect of other dilutive securities	179,575	243,810	270,206
Weighted-average shares for diluted EPS	63,429,822	57,463,850	55,323,410
Basic earnings per share	$ 1.09	$ 1.61	$ 1.29
Diluted earnings per share	$ 1.09	$ 1.61	$ 1.29

The calculation of weighted average shares includes all of the Company's outstanding stock: common stock and exchangeable shares. Exchangeable shares are the equivalent of common shares in that they have the same dividend rights and share equitably in undistributed earnings and are exchangeable on a one-for-one basis for shares of our common stock. With respect to the 2019 Notes as discussed in Note 6, the Company intends to settle the principal amount of 2019 Notes in cash. As a result, there will be no impact to diluted earnings per share unless the share price of the Company's common stock exceeds the conversion price of $105.31.

11. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

	Fiscal Years Ended June 30,		
	2013	2012	2011
	(Amounts in thousands)		
United States	$ 65,851	$110,189	$ 77,543
Foreign	71,317	42,830	38,730
	$137,168	$153,019	$116,273

11. INCOME TAXES (Continued)

The Company's *Income tax expense* consisted of:

	Fiscal Years Ended June 30,		
	2013	2012	2011
	(Amounts in thousands)		
Current:			
Federal	$ 30,061	$35,556	$28,783
State	368	310	105
Foreign	44,749	17,273	15,222
	$ 75,178	$53,139	$44,110
Deferred and others:			
Federal	$ (4,341)	$ 77	$(1,242)
State	(27)	—	—
Foreign	(7,051)	1,494	(3,894)
	$(11,419)	$ 1,571	$(5,136)
Total income tax expense	$ 63,759	$54,710	$38,974

The provision for income taxes for the fiscal years ended June 30, 2013, 2012 and 2011, differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income (net of minority interest in income of consolidated subsidiary and loss from equity investment) from operations as a result of the following differences:

	Fiscal Years Ended June 30,		
	2013	2012	2011
	(Amounts in thousands)		
Total expense computed by applying federal rates	$48,009	$53,557	$40,695
State and provincial income taxes, net of federal benefit	368	310	105
Adjustments of valuation allowance	—	(1,007)	(346)
Excess depletion	(1,395)	(1,416)	(1,446)
Estimates for uncertain tax positions	1,868	551	437
Statutory tax attributable to non-controlling interest	(1,236)	(2,042)	(2,066)
Effect of foreign earnings	4,223	511	(891)
Effect of recognized loss on available-for-sale securities	4,239	—	—
Unrealized foreign exchange gains	1,146	(546)	2,548
True up of prior year tax returns	4,979	—	—
True up of prior year deferred assets	—	1,075	—
Excess 162(m) compensation	1,272	1,116	215
Other	286	2,601	(277)
	$63,759	$54,710	$38,974

11. INCOME TAXES (Continued)

The tax effects of temporary differences and carryforwards, which give rise to our deferred tax assets and liabilities at June 30, 2013 and 2012, are as follows:

	2013	2012
	(Amounts in thousands)	
Deferred tax assets:		
Stock-based compensation	$ 3,853	$ 3,984
Net operating losses	25,943	23,815
Other	4,460	2,615
Total deferred tax assets	34,256	30,414
Valuation allowance	(4,606)	(500)
Net deferred tax assets	$ 29,650	$ 29,914
Deferred tax liabilities:		
Mineral property basis	$(165,936)	$(172,146)
Unrealized foreign exchange gains	(3,684)	(4,414)
2019 Notes	(23,281)	(27,126)
Other	(3,561)	(4,117)
Total deferred tax liabilities	(196,462)	(207,803)
Total net deferred taxes	$(166,812)	$(177,889)

The Company reviews the measurement of its deferred tax assets at each balance sheet date. All available evidence, both positive and negative, is considered in determining whether, based upon the weight of the evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of June 30, 2013 and 2012, the Company had $4.6 million and $0.5 million of valuation allowances recorded, respectively. The valuation allowance increase of $4.1 million was primarily the result of (i) the recognized and unrealized loss on available-for-sale securities, and (ii) the change in foreign exchange rates. The valuation allowance remaining at June 30, 2013 is primarily attributable to deferred tax asset generated by the recognized loss on available-for-sale securities and the tax basis difference as a result of unrealized losses on foreign exchange.

At June 30, 2013 and 2012, the Company had $108 million and $95 million of net operating loss carry forwards, respectively. The increase in the net operating loss carry forwards is attributable to (i) losses incurred in a non-U.S. subsidiary, and (ii) an increase in losses at non-U.S. subsidiaries resulting from the annual provision-to-return true-up, slightly offset by the utilization of net operating losses in non-U.S. subsidiaries of $26 million. The majority of the tax loss carry forwards are in jurisdictions that allow a twenty year carry forward period. As a result, these losses do not begin to expire until the 2025 tax year.

As of June 30, 2013 and 2012, the Company had $21.2 million and $19.5 million of total gross unrecognized tax benefits, respectively. The increase in gross unrecognized tax benefits was primarily related to tax positions of IRC entities taken prior to the acquisition. If recognized, these unrecognized

11. INCOME TAXES (Continued)

tax benefits would positively impact the Company's effective income tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2013	2012	2011
	(Amounts in thousands)		
Total gross unrecognized tax benefits at beginning of year	$19,469	$18,836	$12,479
Additions / Reductions for tax positions of prior years	—	—	20
Additions / Reductions for tax positions of current year	2,638	2,051	6,337
Reductions due to settlements with taxing authorities	(941)	—	—
Reductions due to lapse of statute of limitations	—	(1,418)	—
Total amount of gross unrecognized tax benefits at end of year	$21,166	$19,469	$18,836

Approximately $1.1 million of the increase in the unrecognized tax benefits for tax positions during fiscal year 2013 is included in tax expense computed by applying federal rates in the tax rate reconciliation as the unrecognized tax benefit is recorded on additional pre-tax income from non-U.S. subsidiaries.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal, state and local, and non-U.S. income tax examinations by tax authorities for fiscal years before 2009. As a result of (i) statute of limitations that will begin to expire within the next 12 months in various jurisdictions, (ii) possible settlements of audit-related issues with taxing authorities in various jurisdictions with respect to which none of the issues are individually significant, and (iii) and additional accrual of exposure and interest on existing items the Company believes that it is reasonably possible that the total amount of its net unrecognized income tax benefits will decrease between $0 and $0.3 million in the next 12 months.

The Company's continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense. At June 30, 2013 and 2012, the amount of accrued income-tax-related interest and penalties was $4.3 million and $2.8 million, respectively.

During the quarter ended December 31, 2012, the Company made a foreign withholding tax payment associated with one of its foreign royalty interests of approximately $17.2 million. During the quarter ended March 31, 2013, the Company recovered approximately $8.5 million of the foreign withholding tax payment, and we expect to recover the remaining payment within the next twelve months. As of June 30, 2013, $8.7 million is recorded within *Income tax receivable* on our consolidated balance sheets.

During the quarter ended June 30, 2013, the Company incurred additional foreign withholding tax obligations, which is included in *Foreign withholding taxes payable* on our consolidated balance sheets, on another of its foreign royalty interests of approximately $12.0 million, of which approximately $2.3 million has been recovered. The Company expects to recover the remaining payments within the next twelve months. As of June 30, 2013, $9.7 million is recorded within *Prepaid expenses and other current assets* on our consolidated balance sheets.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's supplemental cash flow information for the fiscal years ending June 30, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	(Amounts in thousands)		
Cash paid during the period for:			
Interest	$10,490	$ 4,590	$ 5,378
Income taxes, net of refunds	$48,809	$58,520	$37,847
Non-cash investing and financing activities:			
Dividends declared	$47,997	$32,357	$23,253
Treasury stock	$ —	$ —	$ 4,474

13. FAIR VALUE MEASUREMENTS

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Quoted prices for identical instruments in active markets;

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy.

	At June 30, 2013				
	Carrying Amount	Fair Value			
		Total	Level 1	Level 2	Level 3
Assets (In thousands):					
United States treasury bills[(1)]	$500,000	$500,000	$500,000	$—	$—
Marketable equity securities[(2)]	$ 9,695	$ 9,695	$ 9,695	$—	$—
Total assets		$509,695	$509,695	$—	$—
Liabilities (In thousands):					
Debt[(3)]	$370,000	$345,025	$345,025	$—	$—
Total liabilities		$345,025	$345,025	$—	$—

(1) Included in *Cash and equivalents* in the Company's consolidated balance sheets.

(2) Included in *Available for sale securities* in the Company's consolidated balance sheets.

(3) Included in the carrying amount is the equity component of our 2019 Notes in the amount of $77 million, which is included within *Additional paid-in capital* in the Company's consolidated balance sheets.

13. FAIR VALUE MEASUREMENTS (Continued)

The Company invests primarily in United States treasury bills with maturities of 90 days or less, which are classified within Level 1 of the fair value hierarchy. The Company's marketable equity securities classified within Level 1 of the fair value hierarchy are valued using quoted market prices in active markets. The fair value of the Level 1 marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company. The Company's debt classified within Level 1 of the fair value hierarchy is valued using quoted prices in an active market.

As of June 30, 2013, the Company also had assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis like those associated with royalty interests in mineral properties, intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if any of these assets are determined to be impaired. None of these assets were written down to fair value during the fiscal year ended June 30, 2013. If recognition of these assets at their fair value becomes necessary, such measurements will be determined utilizing Level 3 inputs.

14. MAJOR SOURCES OF REVENUE

Operators that contributed greater than 10% of the Company's total royalty revenue for any of fiscal years 2013, 2012 or 2011 were as follows (revenue amounts in thousands):

	Fiscal Year 2013		Fiscal Year 2012		Fiscal Year 2011	
Operator	Royalty revenue	Percentage of total royalty revenue	Royalty revenue	Percentage of total royalty revenue	Royalty revenue	Percentage of total royalty revenue
Teck	$82,272	28.4%	$64,075	24.4%	$43,604	20.1%
Vale Newfoundland & Labrador Limited	32,517	11.2%	36,030	13.7%	32,677	15.1%
Goldcorp, Inc.	32,461	11.2%	31,407	11.9%	23,094	10.7%
Barrick	22,943	7.9%	21,891	8.3%	26,843	12.4%

15. COMMITMENTS AND CONTINGENCIES

Mt. Milligan Gold Stream Acquisition

Refer to Note 3 for discussion on the Company's commitment to Thompson Creek as part of the Mt. Milligan gold stream acquisitions.

Tulsequah Chief Gold and Silver Stream Acquisition

Refer to Note 3 for discussion on the Company's commitment to Chieftain as part of the Tulsequah Chief gold and silver stream acquisition.

Voisey's Bay

The Company owns a royalty on the Voisey's Bay mine in Newfoundland and Labrador owned by Vale Newfoundland & Labrador Limited ("VNL"). The royalty is owned by the Labrador Nickel Royalty Limited Partnership ("LNRLP"), in which the Company's wholly-owned indirect subsidiary, Canadian Minerals Partnership, is the general partner and 89.99% owner. The remaining interests in

15. COMMITMENTS AND CONTINGENCIES (Continued)

LNRLP are owned by Altius Investments Ltd. (10%), a company unrelated to Royal Gold, and the Company's wholly-owned indirect subsidiary, Voisey's Bay Holding Corporation (0.01%).

On October 16, 2009, LNRLP filed a claim in the Supreme Court of Newfoundland and Labrador Trial Division against Vale Inco Limited, now known as Vale Canada Limited ("Vale Canada") and its wholly-owned subsidiaries, Vale Inco Atlantic Sales Limited and VNL, related to the calculation of the NSR on the sale of concentrates, including nickel concentrates, from the Voisey's Bay mine to Vale Canada. The claim asserts that Vale Canada is incorrectly calculating the NSR and requests an order in respect of the correct calculation of future payments. The claim also requests specific damages for underpayment of past royalties to the date of the claim in an amount not less than $29 million, together with additional damages until the date of trial, interest, costs and other damages. The litigation is in the discovery phase.

16. RELATED PARTY

CVP was formed as a limited partnership in April 1992. It owns a 1.25% net value royalty on production of minerals from a portion of Cortez. Denver Mining Finance Company, our wholly-owned subsidiary, is the general partner and holds a 2.0% interest in CVP. In addition, Royal Gold holds a 29.6% limited partner interest in the partnership, while our Chairman of the Board of Directors, the Chairman of our Audit Committee and one other member of our board of directors hold an aggregate 35.56% limited partner interest. The general partner performs administrative services for CVP in receiving and processing the royalty payments from the operator, including the disbursement of royalty payments and record keeping for in-kind distributions to the limited partners.

CVP receives its royalty from the Cortez Joint Venture in-kind. The Company, as well as certain other limited partners, sell their pro-rata shares of such gold immediately and receive distributions in cash, while CVP holds gold for certain other limited partners. Such gold inventories, which totaled 9,742 and 12,581 ounces of gold as of June 30, 2013 and 2012, respectively, are held by a third party refinery in Utah for the account of the limited partners of CVP. The inventories are carried at historical cost and are classified within *Other assets* on the Company's consolidated balance sheets. The carrying value of the gold in inventory was approximately $6.1 million and $7.4 million as of June 30, 2013 and 2012, respectively, while the fair value of such ounces was approximately $11.6 million and $20.1 million as of June 30, 2013 and 2012, respectively. None of the gold currently held in inventory as of June 30, 2013 and 2012, is attributed to Royal Gold, as the gold allocated to Royal Gold's CVP partnership interest is typically sold within five days of receipt.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of selected quarterly financial information (unaudited). Some amounts in the below table may not sum-up in total as a result of rounding.

	Royalty revenues	Operating income	Net income attributable to Royal Gold stockholders	Basic earnings per share	Diluted earnings per share
	(Amounts in thousands except per share data)				
Fiscal year 2013 quarter-ended:					
September 30	$ 77,862	$ 47,812	$24,770	$0.42	$0.41
December 31	79,870	50,833	27,216	0.42	0.42
March 31	74,166	42,933	6,464	0.10	0.10
June 30	57,326	29,926	10,703	0.16	0.16
	$289,224	$171,504	$69,153	$1.09	$1.09
Fiscal year 2012 quarter-ended:					
September 30	$ 64,465	$ 37,468	$22,495	$0.41	$0.40
December 31	68,842	39,420	23,411	0.42	0.42
March 31	69,638	42,893	25,999	0.44	0.44
June 30	60,109	37,107	20,571	0.35	0.34
	$263,054	$156,888	$92,476	$1.61	$1.61

18. SUBSEQUENT EVENT

Proposed Acquisition of the El Morro Royalty

In August 2013, Royal Gold, through its wholly-owned Chilean subsidiary, acquired a 70% interest in a 2.0% NSR royalty on certain portions of the El Morro copper gold project in Chile ("El Morro"), from Xstrata Copper Chile S.A., for $35 million. Goldcorp Inc. holds 70% ownership of the El Morro project and is the operator, with the remaining 30% held by New Gold Inc.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of June 30, 2013, the Company's management, with the participation of the President and Chief Executive Officer (the principal executive officer) and Chief Financial Officer and Treasurer (the principal financial and accounting officer) of the Company, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on such evaluation, the Company's President and Chief Executive Officer and its Chief Financial Officer and Treasurer have concluded that, as of June 30, 2013, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that such information is accumulated and communicated to the Company's management, including the President and Chief Executive Officer and its Chief Financial Officer and Treasurer, as appropriate to allow timely decisions regarding required disclosure.

Disclosure controls and procedures involve human diligence and compliance and are subject to lapses in judgment and breakdowns resulting from human failures. As a result, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* (1992 Framework). Based on management's assessment and those criteria, management concluded that, as of June 30, 2013, our internal control over financial reporting is effective.

Our management, including our President and Chief Executive Office (the principal executive officer) and Chief Financial Officer and Treasurer (the principal financial and accounting officer), does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting as of June 30, 2013.

(c) Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act during our fourth fiscal quarter ended June 30, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Royal Gold, Inc.

We have audited Royal Gold, Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Royal Gold, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Royal Gold, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Royal Gold, Inc as of June 30, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2013 and our report dated August 8, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Denver, Colorado
August 8, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is included in the Company's Proxy Statement for its 2013 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2013, and is incorporated by reference in this Annual Report on Form 10-K.

The Company's Code of Business Conduct and Ethics within the meaning of Item 406 of Regulation S-K adopted by the SEC under the Exchange Act that applies to our principal executive officer and principal financial officer is available on the Company's website at www.royalgold.com and in print without charge to any stockholder who requests a copy. Requests for copies should be directed to Royal Gold, Inc., Attention: General Counsel and Secretary, 1660 Wynkoop Street, Suite 1000, Denver, Colorado, 80202. The Company intends to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, a provision of the Company's Code of Business Conduct and Ethics by posting such information on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is included in the Company's Proxy Statement for its 2013 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2013, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included in the Company's Proxy Statement for its 2013 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2013, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is included in the Company's Proxy Statement for its 2013 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2013, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is included in the Company's Proxy Statement for its 2013 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2013, and is incorporated by reference in this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) ***Financial Statements***

Index to Financial Statements

(b) ***Exhibits***

Reference is made to the Exhibit Index beginning on page 91 hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GOLD, INC.

Date: August 8, 2013

By: /s/ TONY JENSEN
Tony Jensen
President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: August 8, 2013

By: /s/ TONY JENSEN
Tony Jensen
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: August 8, 2013

By: /s/ STEFAN L. WENGER
Stefan Wenger
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: August 8, 2013

By: /s/ STANLEY DEMPSEY
Stanley Dempsey
Chairman

Date: August 8, 2013

By: /s/ GORDON J. BOGDEN
Gordon J. Bogden
Director

Date: August 8, 2013

By: /s/ M. CRAIG HAASE
M. Craig Haase
Director

Date: August 8, 2013

By: /s/ WILLIAM M. HAYES
William M. Hayes
Director

Date: August 8, 2013

By: /s/ S. ODEN HOWELL, JR.

S. Oden Howell, Jr.
Director

Date: August 8, 2013

By: /s/ JAMES W. STUCKERT

James W. Stuckert
Director

Date: August 8, 2013

By: /s/ RONALD J. VANCE

Ronald J. Vance
Director

Exhibit Index

Exhibit Number	Description
2.1	Amended and Restated Arrangement Agreement, dated January 15, 2010, among Royal Gold, Inc., RG Exchangeco Inc. (formerly, 7296355 Canada Ltd.) and International Royalty Corporation (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on January 22, 2010 and incorporated herein by reference)
3.1	Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to the Company's Quarterly Report on February 8, 2008 and incorporated herein by reference)
3.2	Amended and Restated Bylaws, as amended (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q on November 1, 2012 and incorporated herein by reference)
3.3	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock of Royal Gold, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on September 10, 2007 and incorporated herein by reference)
3.4	Certificate of Designations, Preferences and Rights of the Special Voting Preferred Stock of Royal Gold, Inc. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on February 23, 2010 and incorporated herein by reference)
4.1	First Amended and Restated Rights Agreement dated September 10, 2007 between Royal Gold, Inc. and Computershare Trust Company, N.A. (filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A on September 10, 2007 and incorporated herein by reference)
4.2	Stockholder Agreement dated April 3, 2009 by and among Royal Gold, Inc., Compañía Minera Carmen de Andacollo and Teck Cominco Limited (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 6, 2009 and incorporated herein by reference)
4.3	Amendment No. 1 to the Stockholder Agreement, dated January 12, 2010 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on January 15, 2010 and incorporated herein by reference)
4.4	Appendix I to Schedule B of the Amended and Restated Arrangement Agreement, dated January 15, 2010, among Royal Gold, Inc., RG Exchangeco Inc. (formerly, 7296355 Canada Ltd.) and International Royalty Corporation (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on January 22, 2010 and incorporated herein by reference)
4.5	Indenture among Royal Gold, Inc., Wells Fargo Bank, National Association and Computershare Trust Company of Canada, dated June 20, 2012 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on June 20, 2012 and incorporated herein by reference)
4.6	Supplemental Indenture among Royal Gold, Inc., Wells Fargo Bank, National Association and Computershare Trust Company of Canada, dated June 20, 2012 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K on June 20, 2012 and incorporated herein by reference)
10.1**	2004 Omnibus Long-Term Incentive Plan, as amended (filed as Exhibit 10.1 to Royal Gold's Current Report on Form 8-K filed on November 5, 2010 and incorporated herein by reference)

Exhibit Number	Description
10.2**	Form of Incentive Stock Option Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.2 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.3**	Form of Non-qualified Stock Option Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.3 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.4**	Form of Restricted Stock Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.4 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.5**	Form of Restricted Stock Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.1 to Royal Gold's Current Report on Form 8-K filed on August 17, 2012 and incorporated herein by reference)
10.6**	Form of Performance Share Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.5 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.7**	Form of Performance Share Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (1) (filed as Exhibit 10.1 to Royal Gold's Current Report on Form 8-K filed on August 24, 2011 and incorporated herein by reference)
10.8**	Form of Performance Share Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (2) (filed as Exhibit 10.2 to Royal Gold's Current Report on Form 8-K filed on August 24, 2011 and incorporated herein by reference)
10.9**	Form of Stock Appreciation Rights Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.6 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.10**	Form of Amended and Restated Indemnification Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on February 22, 2010 and incorporated herein by reference)
10.11**	Employment Agreement by and between Royal Gold, Inc. and Tony Jensen dated September 15, 2008 (filed as Exhibit 10.1 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)
10.12**	Form of Employment Agreement by and between Royal Gold, Inc. and each of the following: Stanley Dempsey, Karen Gross, Stefan Wenger and Bruce Kirchhoff (filed as Exhibit 10.2 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)
10.13**	Employment Agreement by and between Royal Gold, Inc. and William M. Zisch, dated April 4, 2011 (filed as Exhibit 10.54 to the Company's Annual Report on Form 10-K on August 18, 2011 and incorporated herein by reference)
10.14**	Employment Agreement by and between Royal Gold, Inc. and Karli S. Anderson, dated May 15, 2013, filed herewith
10.15**	Form of Award Modification Agreement by and between Royal Gold, Inc. and each of the following: Stanley Dempsey, Tony Jensen, Karen Gross and Bruce Kirchhoff (filed as Exhibit 10.3 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)

Exhibit Number	Description
10.16	Fifth Amended and Restated Revolving Credit Agreement among Royal Gold, Inc., High Desert Mineral Resources, Inc., RG Exchangeco Inc., RG Mexico, Inc., HSBC Bank USA, National Association, as a lender and administrative agent, The Bank of Nova Scotia, as a lender, Goldman Sachs Bank USA, as a lender, and the other lenders from time to time party thereto, HSBC Securities (USA) Inc., as Sole lead arranger and joint bookrunner, and ScotiaBank, as syndication agent and joint bookrunner, dated May 30, 2012 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on June 1, 2012 and incorporated herein by reference)
10.17	Amendment No. 2 to Fifth Amended and Restated Revolving Credit Agreement among Royal Gold, Inc., High Desert Mineral Resources, Inc., RG Exchangeco Inc., RG Mexico, Inc., HSBC Bank USA, National Association, as administrative agent and a lender, The Bank of Nova Scotia, as a lender, Goldman Sachs Bank USA, as a lender, and the other lenders from time to time party thereto, HSBC Securities (USA) Inc., as the sole lead arranger and joint bookrunner, and ScotiaBank, as syndication agent and joint bookrunner, dated January 21, 2013 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on May 2, 2013 and incorporated herein by reference)
10.18	Amended and Restated Security Agreement by and among Royal Gold, Inc., High Desert Mineral Resources, Inc., RG Mexico, Inc. and HSBC Bank USA, National Association dated February 1, 2011 (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference)
10.19	Amended and Restated Pledge Agreement by Royal Gold, Inc. in favor of HSBC Bank USA, National Association dated February 1, 2011 (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference)
10.20	Royalty Agreement between Royal Gold, Inc. and the Cortez Joint Venture dated April 1, 1999 (filed as part of Item 5 of the Company's Current Report on Form 8-K on April 12, 1999 and incorporated herein by reference)
10.21	Firm offer to purchase royalty interest of "Idaho Group" between Royal Gold, Inc. and Idaho Group dated July 22, 1999 (filed as Attachment A to the Company's Current Report on Form 8-K on September 2, 1999 and incorporated herein by reference)
10.22	Royalty Deed and Agreement, dated effective as of April 15, 1991, between ECM, Inc. and Royal Crescent Valley, Inc. (filed as Exhibit 10(1) to the Company's Annual Report on Form 10-K for the year ended June 30, 1991 and incorporated herein by reference)
10.23	Assignment and Assumption Agreement, dated December 6, 2002 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on December 23, 2002 and incorporated herein by reference)
10.24	Royalty Assignment and Agreement, effective as of December 26, 2002, between High Desert Mineral Resources, Inc. and High Desert Gold Corporation (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.25	Royalty Assignment, Confirmation, Amendment, and Restatement of Royalty, and Agreement, dated as of November 30, 1995, among Barrick Bullfrog Inc., Barrick Goldstrike Mines Inc. and Royal Hal Co. (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)

Exhibit Number	Description
10.26	Amendment to Royalty Assignment, Confirmation, Amendment, and Restatement of Royalty, and Agreement, effective as of October 1, 2004, among Barrick Bullfrog Inc., Barrick Goldstrike Mines Inc. and Royal Hal Co. (filed as Exhibit 99.6 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.27	Purchase and Sale Agreement for Peñasquito and Other Royalties among Minera Kennecott S.A. DE C.V., Kennecott Exploration Company and Royal Gold, Inc., dated December 28, 2006 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.28	Contract for Assignment of Rights Granted, by Minera Kennecott, S.A. de C.V. Represented in this Agreement by Mr. Dave F. Simpson, and Minera Peñasquito, S.A. de C.V., Represented in this Agreement by Attorney, Jose Maria Gallardo Tamayo (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.29	Amended and Restated Master Agreement by and between Royal Gold, Inc. and Compañía Minera Teck Carmen de Andacollo, dated as of January 12, 2010, along with the related Form of Royalty Agreement attached thereto as Exhibit C (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 15, 2010 and incorporated herein by reference)
10.30	Support Agreement, dated as of February 22, 2010, among Royal Gold, Inc., RG Callco Inc., and RG Exchangeco Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A on February 23, 2010 and incorporated herein by reference)
10.31	Voting and Exchange Trust Agreement, dated as of February 22, 2010, among Royal Gold, Inc., RG Exchangeco Inc. and Computershare Trust Company of Canada (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K/A on February 23, 2010 and incorporated herein by reference)
10.32	Labrador Option Agreement, dated May 18, 1993, between Diamond Fields Resources Inc. and Archean Resources Ltd., as amended (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q on May 7, 2010 and incorporated herein by reference)
10.33	Robinson Property Trust Ancillary Agreement by and between Kennecott Holdings Corporation, Kennecott Rawhide Mining Company and Kennecott Nevada Copper Company and BHP Nevada Mining Company, dated September 12, 2003 (filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.34	Shares Purchase and Sale Agreement by Jaime Ugarte Lee and others to Compañia Minera Barrick Chile Limitada, dated as of March 23, 2001 (English Translation) (filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.35	Royalty Deed between St Barbara Mines Limited and Resource Capital Funds III L.P., dated March 29, 2005, as supplemented and amended by the Supplemental Deed between St Barbara Mines Limited and Resource Capital Funds III L.P., dated May 20, 2005 (filed as Exhibit 10.64 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)

Exhibit Number	Description
10.36	Net Smelter Return Royalty Agreement by and between Newmont Canada Limited and Barrick Gold Corporation, dated October 8, 2004 (filed as Exhibit 10.65 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.37	Royalty for Technical Expertise Agreement by and between Tenedoramex S. A. de C. V. and Kennecott Minerals Company, dated as of March 23, 2001 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on January 6, 2006 and incorporated herein by reference)
10.38	Agreement for Amendment and Restatement of Royalty for Technical Expertise between Minas de Oro Nacional S.A. de C.V. and RG Mexico, Inc. dated May 27, 2011 (filed as Exhibit 10.51 to the Company's Annual Report on Form 10-K on August 18, 2011 and incorporated herein by reference)
10.39***	Amended and Restated Purchase and Sale Agreement by and among Royal Gold, Inc., RGL Gold AG, Thompson Creek Metals Company Inc. and Terrane Metals Corp. dated as of December 14, 2011 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 15, 2011 and incorporated herein by reference)
10.40***	First Amendment to Amended and Restated Purchase and Sale Agreement by and among Royal Gold, Inc., RGLD Gold AG, Thompson Creek Metals Company Inc. and Terrane Metals Corp. dated as of August 8, 2012 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on August 9, 2012 and incorporated herein by reference)
10.41	Intercreditor Agreement by and among RGLD Gold AG, Terrane Metals Corp. and Valiant Trust Company dated November 27, 2012 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on January 31, 2013 and incorporated herein by reference)
10.42	Option Agreement between Seabridge Gold Inc. and RGLD Gold Canada, Inc. dated June 16, 2011 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on June 22, 2011 and incorporated herein by reference)
10.43	Subscription Agreement between Seabridge Gold Inc. and RGLD Gold Canada, Inc. dated June 16, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on June 22, 2011 and incorporated herein by reference)
10.44	Amending Agreement between Seabridge Gold Inc. and RG Exchangeco Inc., dated October 28, 2011 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q on November 3, 2011 and incorporated herein by reference)
10.45	Second Amending Agreement by and between RG Exchangeco Inc. and Seabridge Gold Inc. dated as of December 13, 2012 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on January 31, 2013 and incorporated herein by reference)
10.46	Net Smelter Royalty Agreement between Barrick Gold Corporation and McWatters Mining Inc., dated April 3, 2003 (filed as Exhibit 10.50 to the Company's Annual Report on Form 10-K on August 18, 2011 and incorporated herein by reference)
10.47	Agreement between Rio Tinto Metals Limited and MK Gold Company, dated September 1, 1999 (filed as Exhibit 10.52 to the Company's Annual Report on Form 10-K on August 18, 2011 and incorporated herein by reference)

Exhibit Number	Description
10.48	Net Smelter Return Royalty Agreement between Expatriate Resources Ltd. and Atna Resources Ltd., dated June 16, 2004, as modified by Partial Assignment of Royalty between Atna Resources Ltd, Equity Engineering Ltd. and Yukon Zinc Corporation, dated August 20, 2007 (filed as Exhibit 10.53 to the Company's Annual Report on Form 10-K on August 18, 2011 and incorporated herein by reference)
10.49***	Purchase and Sale Agreement by and between RGLD Gold AG and Chieftain Metals Inc., dated as of December 22, 2011 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 28, 2011 and incorporated herein by reference)
21.1*	Royal Gold and Its Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of President and Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Written Statement of the President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Written Statement of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial information from the annual report on Form 10-K of Royal Gold, Inc. for the year ended June 30, 2012, formatted to XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations and Comprehensive Income, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Changes in Equity, and (v) Notes to the Consolidated Financial Statements.

* Filed herewith.

** Identifies each management contract or compensation plan or arrangement.

*** Certain portions of this exhibit have been omitted by redacting a portion of the text (indicated by asterisks in the text). This exhibit has been filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

EXHIBIT 21.1

Royal Gold, Inc. and its Subsidiaries

As of June 30, 2013

Name	State/Country of Incorporation	Ownership Percentage
Royal Gold, Inc.	Delaware, USA	
Denver Mining Finance Company, Inc.*	Colorado, USA	100%
Crescent Valley Partners LP	Colorado, USA	Limited Partner
Greek American Exploration Ltd.	Bulgaria	50%
High Desert Mineral Resources, Inc.	Delaware, USA	100%
DFH Co. of Nevada	Nevada, USA	100%
Gold Ventures, Inc.	Nevada, USA	100%
RG Finance (Barbados) Limited	Barbados	100%
RG Mexico, Inc.	Delaware, USA	100%
RGLD Gold AG	Switzerland	100%
RGLD Holdings, LLC	Delaware, USA	100%
RG Callco Inc.	Ontario, Canada	100%
RG Exchangeco Inc.	Ontario, Canada	100%
International Royalty Corporation	Canada	100%
Voisey's Bay Holding Corporation	Newfoundland, Canada	100%
Canadian Minerals Partnership	Ontario, Canada	99.99%
Labrador Nickel Royalty Limited Partnership	Ontario, Canada	89.90%
McWatters Mining Inc.	Quebec, Canada	100% common shares
4324421 Canada Inc.	Canada	100%
4495152 Canada Inc.	Canada	100%
Royal Crescent Valley, Inc.	Nevada, USA	100%
Royal Gold Chile Limitada	Chile	100%

* Denver Mining Finance Company, Inc. is the General Partner of the Crescent Valley Partners LP

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-178691 and No. 333-164975), Form S-4 (No. 333-111590) and Form S-8 (No. 333-122877, No. 333-155384, and No. 333-171364) of our reports dated August 8, 2013, with respect to the consolidated financial statements of Royal Gold, Inc., and the effectiveness of internal control over financial reporting of Royal Gold, Inc., included in this Annual Report (Form 10-K) for the year ended June 30, 2013.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Denver, Colorado
August 8, 2013

EXHIBIT 31.1

CERTIFICATION

I, Tony Jensen, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Royal Gold, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report fairly present, in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure control and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 8, 2013

/s/ TONY JENSEN

Tony Jensen
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Stefan Wenger, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Royal Gold, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present, in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 8, 2013

/s/ STEFAN WENGER

Stefan Wenger
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Royal Gold, Inc. (the "Company"), for the year ending June 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tony Jensen, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 8, 2013

/s/ TONY JENSEN

Tony Jensen
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Royal Gold, Inc. (the "Company"), for the year ending June 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stefan Wenger, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 8, 2013

/s/ STEFAN WENGER

Stefan Wenger
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

(This page has been left blank intentionally.)

CORPORATE INFORMATION

ANNUAL MEETING

Wednesday, November 20, 2013
9:30 a.m. MST

Four Seasons Hotel
1111 14th St.
Denver, CO 80202

BOARD OF DIRECTORS

Stanley Dempsey
Chairman
Royal Gold, Inc.

Tony Jensen
President and Chief Executive Officer
Royal Gold, Inc.

Gordon J. Bogden
Retired Investment Banker
and Corporate Director

M. Craig Haase
Retired Mining Executive

William Hayes
Retired Mining Executive

S. Oden Howell, Jr.
President
Howell & Howell Contractors

James W. Stuckert
Senior Executive
Hilliard, Lyons, Inc.

Ronald J. Vance
Senior Mining Executive
Teck Resources Limited

OFFICERS

Tony Jensen
President and Chief Executive Officer

Stefan Wenger
Chief Financial Officer and Treasurer

Karli Anderson
Vice President Investor Relations

William Heissenbuttel
Vice President Corporate Development

Bruce C. Kirchhoff
Vice President, General Counsel
and Secretary

William Zisch
Vice President Operations

CORPORATE HEADQUARTERS

Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660 (phone)
(303) 595-9385 (fax)
E-mail: info@royalgold.com

WEBSITE:

www.royalgold.com

LEGAL COUNSEL

Hogan Lovells US LLP
Denver, Colorado

AUDITORS

Ernst & Young LLP
Denver, Colorado

TRANSFER AGENTS/ REGISTRARS

For Holders of Royal Gold Common Stock:

Computershare Investor Services

Mailing addresses:

For standard US postal mail
Computershare Investor Services
PO Box 43070
Providence, RI 02940-3070

For overnight/express delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

Telephone and Fax:
(800) 962-4284 (toll free)
(781) 575-3120 (International)
(303) 262-0700 (fax)
Web site: www.computershare.com

For Holders of Royal Gold Exchangeable Shares:
Computershare Trust Company of Canada
Suite 600, 530 8th Ave. SW
Calgary, Alberta T2P 3S8, Canada
Attention: Manager, Client Services
Phone: (403) 267-6800
Fax: (403) 267-6529

For inquiries on how to exchange International Royalty Corp. shares into Royal Gold shares, contact the Depositary:
CIBC Mellon Trust Company
c/o Canadian Stock Transfer Company Inc.
PO Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4, Canada
Attention: Corporate Restructures
Phone: 1-800-387-0825
Fax: (888) 486-7660.
Email: inquiries@canstockta.com

STOCK EXCHANGE LISTINGS

Nasdaq Global Select Market
(Symbol: RGLD)
Toronto Stock Exchange
(Symbol: RGL)

INVESTOR RELATIONS

Copies of Royal Gold's Annual Report on Form 10-K for the fiscal year ended June 30, 2013 are available at no charge. Please direct requests and investor relations questions to:

Karli Anderson
Vice President Investor Relations
(303) 575-6517
E-mail: kanderson@royalgold.com

SHAREHOLDER COMMUNICATION

It is important for our shareholders to get timely information about Royal Gold. All shareholders are encouraged to visit the Company's website at www.royalgold.com for the latest news or to sign up for our email list.

Design: MARK MOCK DESIGN ASSOCIATES Printing: MERRILL CORPORATION Management and board photography: DAVID TEJADA

BOARD OF DIRECTORS



Seated Left to Right:

WILLIAM HAYES - *Retired Mining Executive*

STANLEY DEMPSEY - *Chairman*

TONY JENSEN - *President and Chief Executive Officer*

GORDON J. BOGDEN - *Corporate Director and Retired Investment Banker*

Standing Left to Right:

M. CRAIG HAASE - *Retired Mining Executive*

S. ODEN HOWELL, JR. - *President, Howell & Howell Contractors*

RONALD J. VANCE - *Senior Vice President, Corporate Development, Teck Resources Ltd.*

JAMES W. STUCKERT - *Senior Executive Officer - Hilliard, Lyons, Inc.*

Management



KARLI ANDERSON

Vice President
Investor Relations



BILL HEISSENBUTTEL

Vice President
Corporate Development



TONY JENSEN

President
& Chief Executive Officer



BRUCE KIRCHHOFF

Vice President
General Counsel
& Secretary



STEFAN WENGER

Chief Financial Officer
& Treasurer



BILL ZISCH

Vice President
Operations



ROYAL GOLD, INC

1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
www.royalgold.com